UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.   Copies to:
Goldman, Sachs & Co.   Jeffrey A. Dalke, Esq.
One New York Plaza   Drinker Biddle & Reath LLP
New York, New York 10004   One Logan Square
                                                 18th and Cherry Streets
                                                 Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: OCTOBER 31

Date of reporting period: APRIL 30, 2004

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Semi-Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

TAXABLE FIXED INCOME FUNDS

Semiannual Report April 30, 2004

Current income potential from

portfolios that invest in a

variety of fixed income securities.

Goldman Sachs **Asset Management**

Goldman Sachs Taxable Fixed Income Funds

- **GOLDMAN SACHS ENHANCED INCOME FUND**

- **GOLDMAN SACHS ULTRA-SHORT DURATION GOVERNMENT FUND**

- **GOLDMAN SACHS SHORT DURATION GOVERNMENT FUND**

- **GOLDMAN SACHS GOVERNMENT INCOME FUND**

- **GOLDMAN SACHS U.S. MORTGAGES FUND**

- **GOLDMAN SACHS CORE FIXED INCOME FUND**

- **GOLDMAN SACHS INVESTMENT GRADE CREDIT FUND**

What Distinguishes Goldman Sachs' Fixed Income Investing Process?

At Goldman Sachs Asset Management (GSAM), the goal of our fixed income investment process is to provide consistent, strong performance by actively managing our portfolios within a research-intensive, risk-managed framework.

A key element of our fixed income investment philosophy is to evaluate the broadest global opportunity set to capture relative value across sectors and instruments. Our globally integrated investment process involves managing dynamically along the risk/return spectrum, as we continue to develop value-added strategies through:

1 RIGOROUS SECURITY SELECTION

- Assess relative value among sectors (such as mortgages and corporates) and sub-sectors
- Leverage the vast resources of Goldman Sachs in selecting securities for each portfolio

2 PRECISE PORTFOLIO CONSTRUCTION

- Team approach to decision making
- Manage risk by avoiding significant sector and interest rate bets
- Careful management of yield curve strategies — while closely managing portfolio duration

RESULT

Fixed Income portfolios that:

- Include domestic and global investment options, tax-free income opportunities, and access to areas of specialization such as high yield
- Capitalize on GSAM's industry-renowned credit research capabilities
- Use a risk-managed framework to seek total return, recognizing the importance of investors' capital accumulation goals as well as their need for income

Enhanced Income Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Enhanced Income Fund during the six-month reporting period that ended April 30, 2004.

Performance Review

Over the six-month period that ended April 30, 2004, the Fund's Class A, Institutional, and Administration Shares generated cumulative total returns, without sales charges, of 0.36%, 0.56%, and 0.43%, respectively. These returns compare to the 0.56% and 0.48% cumulative total returns of the Fund's benchmarks, the Six-Month U.S. Treasury Bill Index and the One-Year U.S. Treasury Note Index, respectively, over the same time period.*

Security selection strategies within the various sub-sectors of the market were the leading drivers of performance, while term structure and duration positioning modestly detracted from results.

Investment Objective

The Fund seeks to generate return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity.

It is important to note that the Fund is not a money market fund and its net asset value will fluctuate.

Portfolio Composition

The Fund targets a duration of nine months, with diversified holdings in high credit quality sectors including U.S. Treasuries, agency, corporate, asset-backed, and money market instruments. The Fund invests in securities with a minimum credit quality of "A" by a Nationally Recognized Statistical Rating Organization ("NRSRO") at the time of purchase or, if unrated, determined by the investment adviser to be of comparable quality. During the period, we tactically managed the Fund's duration position to reflect changing market conditions.

The Fund continues to emphasize shorter-term, higher credit securities that we believe have the potential to enhance results.

Portfolio Highlights

- **Agencies** — 39.1% on October 31, 2003 and 40.9% on April 30, 2004.
- **Asset-Backed Securities** — 29.6% on October 31, 2003 and 22.3% on April 30, 2004.
- **Corporate Bonds** — 28.9% on October 31, 2003 and 25.2% on April 30, 2004.
- **Cash Equivalents** — 1.6% on October 31, 2003 and 10.7% on April 30, 2004.

* Unlike the Fund's total return, the Indices' performance does not reflect any deduction for fees or expenses.

Security selection within the corporate sector was an important driver of performance over the reporting period. In particular, we concentrated on sectors that would benefit from a cyclical recovery. This strategy proved beneficial as credit spreads tightened due to a strengthened economy and improved quality trends. Security selection within the agency sector, which was concentrated in agency debentures, also contributed to returns. Conversely, duration and term structure strategies detracted from performance at the end of the period. We tactically adjusted the duration of the portfolio over the period. A longer duration exposure relative to the Index proved to be a drag on performance in periods such as April when rates rose. Additionally, from a term-structured perspective, the Fund's exposure to longer duration maturities detracted from results as stronger-than-expected economic data caused these issues to underperform their shorter maturity counterparts.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income Investment Management Team

May 10, 2004

Enhanced Income Fund

as of April 30, 2004

Assets Under Management

$1.2 Billion

NASDAQ SYMBOLS

Class A Shares

GEIAX

Institutional Shares

GEIIX

Administration Shares

GEADX

PERFORMANCE REVIEW

November 1, 2003– April 30, 2004	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Six-Month U.S. Treasury Bill Index[3]	One-Year U.S. Treasury Note Index[3]
Class A	0.36%	2.06%	0.56%	0.48%
Institutional	0.56	2.49	0.56	0.48
Administration	0.43	2.24	0.56	0.48

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Six-Month U.S. Treasury Bill Index and One-Year U.S. Treasury Note Index, as reported by Merrill Lynch, do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/04	Class A	Institutional	Administration
One Year	-0.42%	1.46%	1.21%
Since Inception	3.49 (8/2/00)	4.30 (8/2/00)	4.06 (8/2/00)

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 1.5% for Class A Shares. Because Institutional and Administration Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 4/30/04[5]

Sector Allocation	
Agencies*	40.9%
Corporates	25.2
Asset-Backed	22.3
Cash	10.7

[5] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

Ultra-Short Duration Government Fund

Dear Shareholder:

This report provides an overview on the performance of the Goldman Sachs Ultra-Short Duration Government Fund during the six-month reporting period that ended April 30, 2004.

Performance Review

Over the six-month period that ended April 30, 2004, the Fund's Class A, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 1.04%, 1.24%, and 1.09%, respectively. These returns compare to the 0.56% and 0.48% cumulative total returns of the Fund's benchmarks, the Six-Month U.S. Treasury Bill Index and the One-Year U.S. Treasury Note Index, respectively, over the same time period.*

The Fund outperformed its benchmarks during the period. This was primarily attributable to security selection and our positioning within the mortgage sector.

Investment Objective

The Fund seeks to provide a high level of current income, consistent with low volatility of principal.

Portfolio Composition

Over the period, the Fund continued to focus on security selection and sub-sector strategies within the mortgage sector. The portfolio management team modestly trimmed the Fund's allocation to the pass-through sub-sector in favor of collateralized mortgage obligations (CMOs), and adjustable rate mortgages (ARMs). The Fund's exposure to agency debentures was also decreased in favor of more attractive valuations within the mortgage sector.

During the period, we tactically managed the Fund's duration position. The Fund also held a curve flattening trade based on our view that the yield curve was steep and would likely flatten.

Portfolio Highlights

- **Adjustable Rate Mortgage Securities** — 29.3% on October 31, 2003 and 30.6% on April 30, 2004.

- **Collateralized Mortgage Obligations** — 23.8% on October 31, 2003 and 19.8% on April 30, 2004.

- **Fixed Rate Pass-Throughs** — 25.9% on October 31, 2003 and 21.0% on April 30, 2004.

- **Agency Debentures** — 8.2% on October 31, 2003 and 0.8% on April 30, 2004.

* Unlike the Fund's total return, the Indices' performance does not reflect any deduction for fees or expenses.

During the reporting period, our security selection of pass-throughs contributed significantly to the Fund's outperformance. Security selection strategies within ARMs and CMOs, and our use of mortgage-backed securities (MBS) derivatives also proved to be beneficial for performance. Finally, duration and term structure positioning also contributed positively to results.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income Investment Management Team

May 10, 2004

Ultra-Short Duration Government Fund

as of April 30, 2004

Assets Under Management

$1.9 Billion

NASDAQ SYMBOLS

Class A Shares

GSAMX

Institutional Shares

GSARX

Service Shares

GSASX

PERFORMANCE REVIEW

November 1, 2003– April 30, 2004	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Six-Month U.S. Treasury Bill Index[3]	One-Year U.S. Treasury Note Index[3]
Class A	1.04%	1.71%	0.56%	0.48%
Institutional	1.24	2.13	0.56	0.48
Service	1.09	1.64	0.56	0.48

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Six-Month U.S. Treasury Bill Index and One-Year U.S. Treasury Note Index, as reported by Merrill Lynch, do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/04	Class A	Institutional	Service
One Year	-0.30%	1.66%	1.15%
Five Years	3.81	4.54	4.01
Ten Years	N/A	5.05	N/A
Since Inception	4.58 (5/15/95)	5.04 (7/17/91)	4.24 (3/27/97)

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 1.5% for Class A Shares. Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 4/30/04[5]

Sector Allocation

Mortgage-Backed	72.4%
Asset-Backed	6.9
U.S. Treasuries	0.9
Agencies	0.8
Cash Equivalents	16.6

[5] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

Short Duration Government Fund

Dear Shareholder:

This report provides an overview on the performance of the Goldman Sachs Short Duration Government Fund during the six-month reporting period that ended April 30, 2004.

Performance Review

Over the six-month period that ended April 30, 2004, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 0.96%, 0.66%, 0.59%, 1.17%, and 0.92%, respectively. These returns compare to the 0.56% cumulative total return of the Fund's benchmark, the Two-Year U.S. Treasury Note Index, over the same time period.*

The Fund outperformed its benchmark during the reporting period. This was primarily attributable to security selection and our positioning strategies within the mortgage sector.

Investment Objective

The Fund seeks a high level of current income and secondarily, in seeking current income, may also consider the potential for capital appreciation.

Portfolio Composition

Over the period, the Fund continued to focus on security selection and sub-sector strategies within the mortgage sector. The portfolio management team modestly trimmed the Fund's allocation to the pass-through sub-sector in favor of premium collateralized mortgage obligations (CMOs), and adjustable rate mortgages (ARMs). The Fund's exposure to agency debentures was also decreased in favor of more attractive valuations within the mortgage sector. During the period, we tactically managed the Fund's duration position to reflect changing market conditions.

Portfolio Highlights

- **Adjustable Rate Mortgage Securities** — 7.3% on October 31, 2003 and 18.5% on April 30, 2004.

- **Agency Debentures** — 28.8% on October 31, 2003 and 14.3% on April 30, 2004.

- **Collateralized Mortgage Obligations** — 23.5% on October 31, 2003 and 23.9% on April 30, 2004.

- **Fixed Rate Pass-Throughs** — 28.6% on October 31, 2003 and 18.5% on April 30, 2004.

- **U.S. Treasuries** — 6.7% on October 31, 2003 and 23.3% on April 30, 2004.

* Unlike the Fund's total return, the Index's performance does not reflect any deduction for fees or expenses.

The Fund's continued emphasis on government-issued sectors contributed positively to returns over the period. Security selection among ARMs, CMOs, and fixed rate pass-throughs was a leading driver of performance.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income Investment Management Team

May 10, 2004

Short Duration Government Fund

as of April 30, 2004

Assets Under Management

$838.2 Million

NASDAQ SYMBOLS

Class A Shares

GSSDX

Class B Shares

GSDGX

Class C Shares

GSDCX

Institutional Shares

GSTGX

Service Shares

GSDSX

PERFORMANCE REVIEW

November 1, 2003–April 30, 2004	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Two-Year U.S. Treasury Note Index[3]
Class A	0.96%	2.46%	0.56%
Class B	0.66	1.91	0.56
Class C	0.59	1.76	0.56
Institutional	1.17	2.91	0.56
Service	0.92	2.41	0.56

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Two-Year U.S. Treasury Note Index, as reported by Merrill Lynch, does not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/04	Class A	Class B	Class C	Institutional	Service
One Year	0.40%	-0.15%	0.72%	2.91%	2.40%
Five Years	5.10	4.91	4.77	5.94	5.42
Ten Years	N/A	N/A	N/A	6.14	N/A
Since Inception	5.34 (5/1/97)	5.02 (5/1/97)	4.69 (8/15/97)	6.65 (8/15/88)	5.64 (4/10/96)

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 2% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (2% maximum declining to 0% after three years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 4/30/04[5]

Sector Allocation	
Mortgage-Backed	62.6%
U.S. Treasuries	23.3
Agencies	14.3
Cash Equivalents	5.6

[5] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

Government Income Fund

Dear Shareholder:

This report provides an overview on the performance of the Goldman Sachs Government Income Fund during the six-month reporting period that ended April 30, 2004.

Performance Review

Over the six-month period that ended April 30, 2004, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 1.26%, 0.88%, 0.88%, 1.46%, and 1.28%, respectively. These returns compare to the 1.11% cumulative total return of the Fund's benchmark, the Lehman Brothers Government/Mortgage Index, over the same time period.*

The Fund's performance was generally in line with its benchmark during the reporting period. The outperformance of the Fund's Class A, Institutional and Service Shares versus its benchmark was primarily due to subsector and security selection strategies within the mortgage sector. Class B and C Shares benefitted from the same strategies, but did not outperform the benchmark due to higher expenses.

Investment Objective

The Fund seeks a high level of current income, consistent with safety of principal.

Portfolio Composition

Over the period, the Fund's investment strategy continued to focus on sectors and securities that we believed would generate a competitive total rate of return relative to the benchmark. As such, the Fund increased its exposure to hybrid adjustable rate mortgages (ARMs) at attractive valuations and also added collateralized mortgage obligations (CMOs). The team also modestly trimmed the Fund's exposure to the pass-through sub-sector in favor of more attractive mortgage sub-sectors. The Fund's duration was also tactically managed over the reporting period to reflect changing market conditions. The outperformance of the Fund's Class A, Institutional and Service shares versus its benchmark was primarily due to subsector and security selection strategies within the mortgage sector. Class B and C shares benefitted from the same strategies, but did not outperform the benchmark due to higher expenses.

Portfolio Highlights

■ **Agency Debentures** — 14.9% on October 31, 2003 and 14.4% on April 30, 2004.

■ **Asset-Backed Securities** — 2.2% on October 31, 2003 and 9.2% on April 30, 2004.

■ **Mortgage-Backed Securities** — 62.7% on October 31, 2003 and 52.6% on April 30, 2004.

■ **U.S. Treasuries** — 16.7% on October 31, 2003 and 22.3% on April 30, 2004.

* Unlike the Fund's total return, the Index's performance does not reflect any deduction for fees or expenses.

During the reporting period, our security selection of pass-throughs contributed significantly to the Fund's performance. Security selection strategies within ARMs and CMOs, and our use of mortgage-backed securities (MBS) derivatives also contributed to positive performance over the six-month reporting period.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income Investment Management Team

May 10, 2004

Government Income Fund

as of April 30, 2004

Assets Under Management

$630.0 Million

NASDAQ SYMBOLS

Class A Shares

GSGOX

Class B Shares

GSOBX

Class C Shares

GSOCX

Institutional Shares

GSOIX

Service Shares

GSOSX

PERFORMANCE REVIEW

November 1, 2003– April 30, 2004	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Lehman Govt./ Mortgage Index[3]
Class A	1.26%	2.73%	1.11%
Class B	0.88	2.10	1.11
Class C	0.88	2.10	1.11
Institutional	1.46	3.26	1.11
Service	1.28	2.75	1.11

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Lehman Brothers Government/Mortgage Index, an unmanaged index, does not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS [4]

For the period ended 3/31/04	Class A	Class B	Class C	Institutional	Service
One Year	-0.34%	-1.58%	2.55%	4.86%	4.34%
Five Years	5.64	5.39	5.80	7.03	6.60
Ten Years	6.53	N/A	N/A	N/A	6.93[5]
Since Inception	6.33 (2/10/93)	6.23 (5/1/96)	5.93 (8/15/97)	7.13 (8/15/97)	6.69[5] (2/10/93)

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years), and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[5] Performance data for Service Shares prior to 8/15/97 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares in the Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 4/30/04 [6]

Sector Allocation

Mortgage-Backed Securities	52.6%
U.S. Treasuries	22.3
Agency Debentures	14.4
Asset-Backed Securities	9.2
Cash Equivalents	12.1

[6] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

U.S. Mortgages Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs U.S. Mortgages Fund for the period from its inception on November 3, 2003 through April 30, 2004.

Performance Review

Over the period from its inception on November 3, 2003, through April 30, 2004, the Fund's Class A, Institutional, and Separate Account Institutional Shares generated cumulative total returns, without sales charges, of 1.59%, 1.93%, and 1.86%, respectively. These returns compare to the 1.37% cumulative total return of the Fund's benchmark, the Lehman Brothers Securitized Index, over the same time period.*

The Fund outperformed its benchmark over the reporting period due primarily to mortgage-backed security (MBS) selection.

Investment Objective

The Fund seeks a high level of total return consisting of income and capital appreciation.

Portfolio Composition

As of April 30, 2004, the Fund's duration position was neutral relative to the benchmark. The Fund held approximately 80% in the fixed rate pass-through sector. In addition, the portfolio maintained an exposure to collateralized mortgage obligations (CMOs) and adjustable rate mortgages (ARMs), which we believed represented relative value.

Portfolio Highlights

Since the Fund's inception, pass-through security selection has been the principal driver of portfolio outperformance. Holdings of ARMs, CMOs and mortgage derivatives had a modestly positive impact on returns.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Fixed Income Investment Management Team

May 10, 2004

---

* Unlike the Fund's total return, the Index's performance does not reflect any deduction for fees or expenses.

U.S. Mortgages Fund

as of April 30, 2004

Assets Under Management

$225.0 Million

NASDAQ SYMBOLS

Class A Shares

GSUAX

Institutional Shares

GSUIX

Separate Account Institutional Shares

GSUPX

PERFORMANCE REVIEW

November 3, 2003– April 30, 2004	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Lehman Brothers Securitized Index[3]
Class A	1.59%	2.37%	1.37%
Institutional Class	1.93	3.07	1.37
Separate Account Institutional Class	1.86	3.11	1.37

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Lehman Brothers Securitized Index is an unmanaged composite of asset-backed securities, collateralized mortgage-backed securities (ERISA eligible) and fixed rate mortgage-backed securities. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS

For the period ended 3/31/04	Class A	Institutional	Separate Account Institutional
Since Inception (11/3/03)	-1.62%	3.41%	3.34%

[4] The Standardized Total Returns are cumulative total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares. Because Institutional and Separate Account Institutional Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 4/30/04[5]

Sector Allocation	
Mortgage-Backed	94.7%
Asset-Backed	1.4
U.S. Treasuries	0.2
Cash Equivalents	3.6

[5] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

Core Fixed Income Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Core Fixed Income Fund during the six-month reporting period that ended April 30, 2004.

Performance Review

Over the six-month period that ended April 30, 2004, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 1.93%, 1.44%, 1.55%, 2.03%, and 1.88%, respectively. These returns compare to the 1.25% cumulative total return of the Fund's benchmark, the Lehman Brothers Aggregate Bond Index, over the same time period.*

The Fund outperformed its benchmark over the reporting period. This was primarily due to the Fund's security selection in the corporate and mortgage-backed sectors.

Investment Objective

The Fund seeks a total return consisting of capital appreciation and income that exceeds the total return of the Lehman Brothers Aggregate Bond Index.

Portfolio Composition

During the period, the Fund's portfolio management team tactically managed duration and term structure strategies to respond to changing market conditions. As of April 30, 2004, the Fund's duration position was neutral relative to the benchmark. We maintained a bias towards lower quality (BBB rated) credit securities. Within the mortgage sector, we held collateralized mortgage obligations (CMOs) and adjustable rate mortgages (ARMs) as substitutes for agency pass-throughs.

Portfolio Highlights

- **Agency Debentures —** 9.1% on October 31, 2003 and 8.6% on April 30, 2004.
- **Asset-Backed Securities (ABS) —** 11.7% on October 31, 2003 and 11.9% on April 30, 2004.
- **Corporate Bonds —** 19.7% on October 31, 2003 and 20.8% on April 30, 2004.
- **Emerging Market Debt (EMD) —** and 1.0% on October 31, 2003 and 0.9% on April 30, 2004.
- **Mortgage-Backed Securities (MBS) —** 52.2% on October 31, 2003 and 38.6% on April 30, 2004.
- **U.S. Treasuries —** 9.4% on October 31, 2003 and 23.5% on April 30, 2004.

* Unlike the Fund's total return, the Index's performance does not reflect any deduction for fees or expenses.

The Fund's corporate and mortgage-backed securities were the main drivers of outperformance over the period. Specifically, the Fund's lower quality bias (BBB rated securities) generated positive returns. Within mortgages, the Fund's CMOs, ARMs, and mortgage derivatives also enhanced results. Issue selection of asset-backed securities positively benefited returns as well.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs U.S. Fixed Income Investment Management Team

May 10, 2004

Core Fixed Income Fund

as of April 30, 2004

Assets Under Management

$1.2 Billion

NASDAQ SYMBOLS

Class A Shares

GCFIX

Class B Shares

GCFBX

Class C Shares

GCFCX

Institutional Shares

GSFIX

Service Shares

GSCSX

PERFORMANCE REVIEW

November 1, 2003– April 30, 2004	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Lehman Aggregate Bond Index[3]
Class A	1.93%	2.22%	1.25%
Class B	1.44	1.57	1.25
Class C	1.55	1.57	1.25
Institutional	2.03	2.72	1.25
Service	1.88	2.22	1.25

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Lehman Brothers Aggregate Bond Index represents an unmanaged diversified portfolio of fixed income securities, including U.S. Treasuries, investment-grade corporate bonds, and mortgage-backed and asset-backed securities. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/04	Class A	Class B	Class C	Institutional	Service
One Year	2.44%	1.07%	5.33%	7.73%	7.19%
Five Years	6.01	5.79	6.19	7.44	6.88
Ten Years	N/A	N/A	N/A	7.58	N/A
Since Inception	6.57 (5/1/97)	6.50 (5/1/97)	6.19 (8/15/97)	7.14 (1/5/94)	6.97 (3/13/96)

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 4/30/04[5]

Sector Allocation

Mortgage-Backed Securities	38.6%
U.S. Treasuries	23.5
Corporate Bonds	20.8
Asset-Backed Securities	11.9
Agency Debentures	8.6
Emerging Market Debt	0.9
Cash Equivalents*	7.9

[5] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

* Cash equivalents include AAA rated and above short duration securities (duration < or = 1 year) that are defined as cash equivalents. MBS derivatives are not included.

Investment Grade Credit Fund

Dear Shareholder:

This report provides an overview on the performance of the Goldman Sachs Investment Grade Credit Fund for the period from its inception on November 3, 2003 through April 30, 2004.

Performance Review

Over the period from its inception on November 3, 2003, through April 30, 2004, the Fund's Class A, Institutional and Separate Account Institutional Shares generated cumulative total returns, without sales charges, of 2.30, 2.63%, and 2.56%, respectively. These returns compare to the 1.59% cumulative total return of the Fund's benchmark, the Lehman Brothers U.S. Credit Index, over the same time period.*

Since its inception, the Fund has outperformed its benchmark. An overweight exposure to higher risk credit securities, coupled with favorable security selection, was the primary driver of portfolio outperformance.

Investment Objective

The Fund seeks a high level total return consisting of capital appreciation and income that exceeds the total return of the Lehman Brothers U.S. Credit Index.

Portfolio Composition

The Fund's duration approximated that of the benchmark during much of the period. In terms of sectors, the Fund had overweights in Tobacco, Autos, and European Telecoms. The Fund also had an overweight to BBB rated securities. As of April 30, 2004, the portfolio targeted a short-duration position relative to the benchmark.

Portfolio Highlights

Over the period, we maintained an overweight allocation to higher risk credit securities. An overweight exposure to lower quality credit securities (BBB rated) contributed to portfolio excess returns as lower quality securities outperformed their higher quality counterparts. The portfolio's overweight allocation to Auto and Tobacco credits also positively impacted overall performance.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Fixed Income Investment Management Team

May 10, 2004

* Unlike the Fund's total return, the Index's performance does not reflect any deduction for fees or expenses.

Investment Grade Credit Fund

as of April 30, 2004

Assets Under Management

$32.8 Million

NASDAQ SYMBOLS

Class A Shares

GSGAX

Institutional Shares

GSGDX

Separate Account Institutional Shares

GSCPX

PERFORMANCE REVIEW

November 3, 2003– April 30, 2004	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Lehman Brothers U.S. Credit Index[3]
Class A	2.30%	3.77%	1.59%
Institutional Class	2.63	4.44	1.59
Separate Account Institutional Class	2.56	4.50	1.59

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Lehman Brothers U.S. Credit Index is an unmanaged index which is unbundled into pure corporates (industrial, utility, and finance, including both U.S. and Non-U.S. corporations) and non-corporates (sovereign, supranational, foreign agencies, and foreign local governments). The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/04	Class A	Institutional	Separate Account Institutional
Since Inception (11/3/03)	0.58%	5.62%	5.54%

[4] The Standardized Total Returns are cumulative total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares. Because Institutional and Separate Account Institutional Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

PORTFOLIO COMPOSITION AS OF 4/30/04[5]

Sector Allocation

Corporates	92.8%
Emerging Market Debt	0.9
Cash Equivalents	2.8

[5] Figures represent a percentage of net assets and, due to rounding, may not sum to 100%. The Fund is actively managed and, as such, its composition may differ over time.

Statement of Investments

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – 25.2%			
Banks – 7.7%			
Bank of America Corp.			
$ 9,500,000	6.38%	05/15/2005	$ 9,940,455
BB&T Corp.			
15,000,000	6.38#	06/30/2005	15,758,717
BCH Cayman Islands			
4,000,000	8.25	06/15/2004	4,030,024
Credit Suisse FB USA, Inc.			
10,000,000	4.63	01/15/2008	10,294,010
FleetBoston Financial Corp.			
8,000,000	7.25	09/15/2005	8,549,341
Golden West Financial Corp.			
3,200,000	5.50	08/08/2006	3,385,473
HSBC USA, Inc.			
10,000,000	7.00	11/01/2006	10,927,016
Nordea Bank Finland PLC			
2,500,000	6.50	01/15/2006	2,666,161
PNC Funding Corp.			
3,112,000	7.75	06/01/2004	3,126,430
Santander Financial Issuances			
2,565,000	7.25	05/30/2006	2,791,508
Wachovia Corp.			
6,250,000	6.88	09/15/2005	6,647,236
3,009,000	7.50	07/15/2006	3,301,622
Washington Mutual, Inc.			
4,118,000	7.50	08/15/2006	4,520,205
Wells Fargo & Co.			
3,800,000	7.25	08/24/2005	4,055,095
3,325,000	6.75	10/01/2006	3,613,727
			$ 93,607,020
Brokerage – 0.8%			
Lehman Brothers, Inc.			
$ 2,100,000	7.63%	06/01/2006	$ 2,299,964
Morgan Stanley Group, Inc.			
7,500,000	5.80	04/01/2007	8,009,153
			$ 10,309,117
Chemicals – 0.7%			
The Dow Chemical Co.			
$ 7,890,000	5.25%	05/14/2004	$ 7,897,480
Electric – 0.5%			
Singapore Power Ltd.†			
$ 6,500,000	3.80%	10/22/2008	$ 6,429,722
Food & Beverage – 1.1%			
Nabisco, Inc.			
$ 11,500,000	6.85%	06/15/2005	$ 12,095,054
Sara Lee Corp.			
1,500,000	6.40	06/09/2005	1,565,280
			$ 13,660,334

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Life Insurance – 5.3%			
AXA Financial, Inc.			
$ 4,000,000	9.00%	12/15/2004	$ 4,172,148
Equitable Life Assurance Society†			
7,080,000	6.95	12/01/2005	7,576,513
Jackson National Life Insurance Co.†			
2,000,000	5.25	03/15/2007	2,129,754
Lincoln National Corp.			
3,750,000	7.25	05/15/2005	3,958,935
Metropolitan Life Insurance Co.†			
16,290,000	7.00	11/01/2005	17,292,161
Monumental Global Funding II†			
5,000,000	6.05	01/19/2006	5,294,550
Monumental Global Funding III†			
4,390,000	5.20	01/30/2007	4,607,367
Principal Financial Group (Australia)†			
10,000,000	7.95	08/15/2004	10,160,790
Prudential Insurance Co.†			
8,450,000	6.38	07/23/2006	9,051,302
			$ 64,243,520
Noncaptive-Consumer – 2.4%			
American General Finance Corp.			
$ 9,000,000	5.88%	07/14/2006	$ 9,562,493
8,500,000	4.50	11/15/2007	8,726,666
Countrywide Home Loans, Inc.			
5,500,000	1.60#	06/02/2006	5,537,994
Household Finance Corp.			
5,000,000	5.75	01/30/2007	5,324,782
			$ 29,151,935
Property/Casualty Insurance – 1.6%			
ACE INA Holdings, Inc.			
$ 2,000,000	8.20%	08/15/2004	$ 2,036,908
2,000,000	8.30	08/15/2006	2,216,373
ACE Ltd.			
6,487,000	6.00	04/01/2007	6,929,511
The Hartford Financial Services Group, Inc.			
7,815,000	7.75	06/15/2005	8,286,521
			$ 19,469,313
Tobacco – 0.2%			
UST, Inc.			
$ 2,050,000	8.80%	03/15/2005	$ 2,159,810
Wireless Telecommunications – 1.7%			
Verizon Wireless Capital LLC			
$ 9,250,000	5.38%	12/15/2006	$ 9,738,284
Vodafone Group PLC			
10,000,000	7.63	02/15/2005	10,444,840
			$ 20,183,124

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Wirelines Telecommunications – 2.6%			
British Telecom PLC			
$ 13,000,000	7.88%	12/15/2005	$ 14,076,949
Telefonica Europe BV			
7,500,000	7.35	09/15/2005	7,991,820
Verizon Global Funding Corp.			
2,000,000	7.60	03/15/2007	2,229,247
7,000,000	6.13	06/15/2007	7,545,230
			$ 31,843,246
TOTAL CORPORATE BONDS			
(Cost $300,778,301)			$ 305,895,816
Agency Debentures – 40.9%			
African Development Bank			
$ 1,000,000	6.75%	10/01/2004	$ 1,020,160
Dexia Municipal Agency			
5,000,000	5.13	09/11/2006	5,243,310
European Investment Bank			
5,000,000	8.25	12/20/2004	5,210,095
Federal Farm Credit Bank			
5,000,000	5.45	01/19/2005	5,145,065
4,500,000	5.40	05/10/2006	4,756,491
6,000,000	5.70	06/08/2006	6,025,302
6,500,000	6.60	07/07/2006	7,055,464
15,350,000	3.63	03/09/2009	15,060,852
Federal Home Loan Banks			
7,000,000	5.50	07/19/2006	7,060,284
18,000,000	1.50#	08/30/2006	17,743,428
25,000,000	4.30	10/30/2006	25,884,350
Federal Home Loan Mortgage Corp.			
29,000,000	2.00#	11/28/2005	29,103,907
10,000,000	2.50	12/15/2005	9,990,590
10,628,000	0.00●	01/15/2006	10,203,613
8,800,000	2.14	02/24/2006	8,768,065
12,000,000	2.75	05/05/2006	11,989,155
6,550,000	6.75	05/30/2006	7,089,196
10,000,000	4.00	08/02/2006	10,063,890
26,800,000	3.70	08/23/2006	26,985,375
11,725,000	2.50	08/24/2006	11,676,107
10,000,000	3.00	12/15/2006	9,919,710
11,628,000	0.00●	01/15/2007	10,719,062
15,000,000	3.00	01/30/2007	15,003,715
16,000,000	3.00	07/27/2007	15,715,558
7,175,000	6.00	09/12/2008	7,295,899
Federal National Mortgage Association			
5,000,000	7.88	02/24/2005	5,260,415
3,000,000	7.65	03/10/2005	3,158,256
10,000,000	3.75	07/29/2005	10,057,104
20,000,000	3.00	11/01/2005	20,151,300
24,400,000	2.50∧	03/09/2006	24,422,106
5,000,000	3.75	08/09/2006	5,030,405
18,000,000	3.89	08/16/2006	18,124,074
5,000,000	3.51	08/23/2006	5,022,115
5,245,000	5.13	02/14/2007	5,393,135
27,000,000	4.88	03/11/2007	27,326,209

Principal Amount	Interest Rate	Maturity Date	Value
Agency Debentures – (continued)			
Federal National Mortgage Association – (continued)			
$ 30,000,000	5.42%	04/04/2007	$ 30,937,514
5,500,000	5.00	05/14/2007	5,505,819
7,000,000	6.52	07/11/2007	7,694,029
Financing Corp. (FICO) Strip●			
3,073,000	0.00	04/05/2006	2,922,976
Government Loan Trust●			
7,644,000	0.00/0.00%	04/01/2007	6,941,195
Government Trust Certificates●			
5,000,000	0.00	05/15/2004	4,997,500
6,187,000	0.00	11/15/2004	6,131,391
Inter-American Development Bank			
9,000,000	3.53	05/25/2005	9,160,155
1,000,000	6.25	04/15/2006	1,071,332
KFW International Finance, Inc.			
4,650,000	8.25	11/30/2004	4,829,848
Oesterreich Federal Financing Agency			
3,000,000	7.38	05/11/2005	3,166,527
Private Export Funding			
4,000,000	7.95	11/01/2006	4,126,488
Singapore Power Ltd.			
1,500,000	7.25	04/28/2005	1,572,632
TOTAL AGENCY DEBENTURES			
(Cost $487,763,802)			$ 497,731,168
Asset-Backed Securities – 22.3%			
Auto – 19.3%			
AESOP Funding II LLC Series 2003-3A, Class A1†			
$ 20,000,000	2.75%	07/20/2007	$ 20,041,000
AmeriCredit Automobile Receivables Trust Series 2002-B, Class A3			
10,707,417	3.78	02/12/2007	10,803,448
BMW Vehicle Owner Trust Series 2002-A, Class A4			
9,000,000	4.46	05/25/2007	9,247,947
Capital One Auto Finance Trust Series 2001-A, Class A3			
1,939,539	4.83	09/15/2005	1,943,816
Capital One Auto Finance Trust Series 2002-B, Class A3A			
35,000,000	2.71	10/16/2006	35,253,911
CPS Auto Trust Series 2002-A, Class A1†			
248,766	3.74	01/15/2006	248,689
Daimlerchrysler Auto Trust Series 2000-D, Class A4			
9,320,780	6.70	03/08/2006	9,450,881
Daimlerchrysler Auto Trust Series 2001-D, Class A3			
4,731,553	3.15	11/06/2005	4,746,203
Drive Auto Receivables Trust Series 2002-1, Class A3†			
21,310,050	3.68	09/15/2006	21,523,150
Duck Auto Grantor Trust Series 2002-A, Class A†§			
3,313,647	0.00/4.16	02/15/2007	3,330,215
Franklin Auto Trust Series 2001-2, Class A3			
1,887,733	3.77	02/20/2006	1,893,649
Franklin Auto Trust Series 2002-1, Class A3			
6,407,519	3.74	11/20/2006	6,451,571
Household Automotive Trust Series 2002-1, Class A3			
30,673,869	3.75	09/18/2006	30,966,863

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – (continued)			
Auto – (continued)			
Long Beach Auto Receivables Trust Series 2001-A, Class A3†			
$ 3,026,878	5.20%	03/13/2006	$ 3,042,012
Long Beach Auto Receivables Trust Series 2001-B, Class A3†			
7,084,632	3.94	10/13/2006	7,148,837
MFN Auto Receivables Trust Series 2002-A, Class A1†			
963,740	3.81	01/15/2005	966,149
Onyx Acceptance Auto Trust Series 2001-D, Class A3			
126,719	3.63	12/15/2005	126,853
Onyx Acceptance Auto Trust Series 2002-A, Class A3			
3,177,970	3.75	04/15/2006	3,193,363
Onyx Acceptance Auto Trust Series 2002-C, Class A3			
11,970,404	3.29	09/15/2006	12,054,417
Union Acceptance Corp. Series 2000-A, Class A4§			
2,447,114	0.00/7.44	04/10/2006	2,461,187
WFS Financial Owner Trust Series 2002-1, Class A3A			
19,024,853	4.15	12/20/2006	19,208,063
WFS Financial Owner Trust Series 2002-2, Class A3			
29,517,789	3.81	02/20/2007	29,780,380
World Omni Auto Receivables Trust Series 2001-B, Class A3			
1,781,453	3.79	11/21/2005	1,787,360
			$ 235,669,964
Equipment – 2.9%			
Ikon Receivables LLC Series 2002-1, Class A3			
$ 14,760,697	3.90%	10/15/2006	$ 14,882,197
Ikon Receivables LLC Series 2003-1, Class A3B			
20,000,000	2.33	12/17/2007	20,091,698
			$ 34,973,895
Student Loans – 0.1%			
Union Financial Services-1, Inc. Series 1998-A, Class A8			
$ 982,400	5.50%	09/01/2005	$ 990,495
TOTAL ASSET-BACKED SECURITIES			
(Cost $270,200,295)			$ 271,634,354

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 10.7%			
Joint Repurchase Agreement Account II△			
$130,600,000	1.05%	05/03/2004	$ 130,600,000
Maturity Value: $130,611,373			
TOTAL REPURCHASE AGREEMENT			
(Cost $130,600,000)			$ 130,600,000
TOTAL INVESTMENTS			
(Cost $1,189,342,398)			$1,198,920,143

† Securities are exempt from registration under rule 144A of the Securities Act of 1933. Under procedures approved by the Board of Trustees, such securities have been determined to be liquid by the Investment Adviser and may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $118,842,211, which represents approximately 9.8% of net assets as of April 30, 2004.

\# Variable rate security. Interest rate disclosed is that which is in effect at April 30, 2004.

§ These securities are issued with a zero coupon which increases to the stated rate at a set date in the future.

△ Joint repurchase agreement was entered into on April 30, 2004.

∧ A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

● Security issued with a zero coupon. Income is recognized through the accretion of discount.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Statement of Investments

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – 72.4%			
Adjustable Rate Federal Home Loan Mortgage Corp. (FHLMC)# – 4.1%			
$ 471,753	3.18%	07/01/2018	$ 483,134
158,364	3.19	09/01/2018	162,023
1,222,752	5.57	11/01/2018	1,239,337
252,784	3.09	12/01/2018	258,583
1,580,474	3.06	05/01/2019	1,611,745
4,367,520	3.97	11/01/2019	4,444,519
3,022,269	6.88	11/01/2019	3,164,527
2,248,153	3.10	01/01/2020	2,303,350
747,543	3.31	05/01/2020	767,693
3,920,279	3.14	06/01/2020	4,018,654
81,768	3.15	02/01/2021	83,795
5,484,336	3.44	02/01/2022	5,674,752
1,212,739	3.05	06/01/2022	1,237,564
645,771	3.12	08/01/2022	660,185
863,866	3.03	09/01/2022	876,858
1,165,001	3.17	09/01/2022	1,196,908
1,463,963	3.35	06/01/2024	1,503,948
5,746,964	3.46	12/01/2026	5,955,189
12,641,079	3.46	04/01/2027	13,083,227
399,736	2.98	02/01/2028	406,727
15,408,849	3.30	04/01/2028	15,764,108
2,927,031	6.48	08/01/2028	3,028,833
1,399,500	3.23	05/01/2029	1,449,501
963,258	7.12	06/01/2029	977,442
934,662	3.27	07/01/2030	956,270
980,039	7.58	11/01/2030	999,355
1,703,455	3.31	12/01/2030	1,770,531
432,994	3.08	02/01/2031	437,324
2,280,675	6.02	05/01/2035	2,335,944
			$ 76,852,026
Adjustable Rate Federal National Mortgage Association (FNMA)# – 17.0%			
$ 193,898	3.19%	11/01/2014	$ 198,997
512,376	3.11	03/01/2017	524,577
2,045,007	6.64	04/01/2017	2,125,705
124,810	3.08	11/01/2017	127,968
1,028,546	2.25	03/01/2018	1,025,359
207,367	2.84	03/01/2018	210,783
952,274	3.32	03/01/2018	962,807
3,177,924	3.32	07/01/2018	3,213,077
685,794	3.52	08/01/2018	711,189
453,237	3.00	10/01/2018	458,462
963,560	3.43	10/01/2018	978,709
26,133	2.82	11/01/2018	26,372
1,106,899	3.01	11/01/2018	1,128,229
546,827	3.19	01/01/2019	552,908
1,778,679	4.01	04/01/2019	1,794,509
1,261,936	3.15	05/01/2019	1,274,352
3,100,188	3.22	05/01/2019	3,150,292
904,825	3.45	06/01/2019	915,082
572,321	3.66	06/01/2019	582,705
641,338	6.17	07/01/2019	662,312
188,090	2.86	08/01/2019	192,225
975,521	3.46	08/01/2019	991,211
1,155,703	4.26	08/01/2019	1,166,229

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Adjustable Rate Federal National Mortgage Association (FNMA)# – (continued)			
$ 72,892	3.28%	09/01/2019	$ 74,587
108,202	4.07	09/01/2019	109,150
376,365	3.30	10/01/2019	387,167
279,990	3.41	11/01/2019	283,153
5,014,651	3.57	11/01/2019	5,195,629
142,054	3.42	04/01/2020	144,373
2,416,167	5.69	05/01/2020	2,513,707
1,428,555	3.23	06/01/2020	1,451,259
453,562	3.52	06/01/2020	461,564
1,539,767	3.05	07/01/2020	1,574,222
508,299	3.40	11/01/2020	522,140
753,394	3.46	11/01/2020	765,505
1,648,184	2.23	12/25/2020	1,654,544
2,015,490	3.32	01/01/2021	2,072,399
803,788	3.25	02/01/2021	825,526
915,582	3.70	03/01/2021	932,522
203,245	3.63	12/01/2021	207,054
2,914,042	3.64	01/01/2022	2,965,467
30,067	5.98	01/01/2022	31,001
164,984	6.33	02/01/2022	171,641
354,281	4.54	05/20/2022	357,567
12,368,910	2.61	12/01/2022	12,590,704
760,329	2.94	02/01/2023	782,662
34,676	6.23	12/01/2023	35,553
2,332,329	3.10	01/01/2024	2,408,334
1,857,477	3.05	03/01/2024	1,913,978
12,881,507	3.43	04/01/2024	13,077,495
1,977,346	4.55	06/20/2024	1,995,688
69,005	3.28	07/01/2024	69,785
746,061	5.14	01/01/2025	763,654
2,344,544	3.46	05/01/2025	2,409,966
453,359	6.96	10/01/2025	464,766
4,737,197	1.72	03/25/2027	4,708,953
42,099	6.37	01/01/2028	42,939
444,409	4.72	07/01/2028	456,866
1,494,745	3.78	01/01/2029	1,516,918
1,821,161	5.11	07/01/2029	1,867,060
3,503,121	3.23	01/01/2030	3,591,874
2,960,400	3.87	05/01/2030	3,004,795
1,772,399	2.63	06/01/2030	1,810,336
1,740,503	2.63	11/01/2030	1,765,570
10,907,719	3.34	01/01/2031	11,237,534
2,206,732	5.89	05/01/2031	2,278,133
1,080,521	5.71	06/01/2031	1,100,414
5,803,477	5.68	07/01/2031	5,938,667
3,164,985	5.73	08/01/2031	3,224,044
772,368	6.24	08/01/2031	806,785
2,721,215	6.27	08/01/2031	2,806,253
4,490,360	5.72	11/01/2031	4,598,582
1,410,194	5.64	12/01/2031	1,446,236
2,357,025	6.25	01/01/2032	2,441,824
3,308,973	6.36	01/01/2032	3,412,378
3,084,839	6.27	02/01/2032	3,188,860
1,416,174	6.00	03/01/2032	1,459,835
5,264,072	6.14	03/01/2032	5,412,592

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Adjustable Rate Federal National Mortgage Association (FNMA)# – (continued)			
$ 1,194,466	5.19%	05/01/2032	$ 1,216,388
1,610,344	5.94	07/01/2032	1,659,977
2,083,280	4.83	09/01/2032	2,121,970
2,269,350	5.87	09/01/2032	2,336,610
2,186,283	4.83	10/01/2032	2,241,857
3,721,280	4.98	12/01/2032	3,787,633
1,896,924	5.02	01/01/2033	1,930,999
9,151,205	5.00	02/01/2033	9,220,297
6,872,883	4.50	03/01/2033	7,040,880
21,002,889	4.76	03/01/2033	21,508,151
18,902,718	4.79	03/01/2033	19,289,717
1,702,982	4.89	04/01/2033	1,739,722
15,534,892	4.55	05/01/2033	15,879,372
3,038,148	4.75	05/01/2033	3,099,806
40,777,616	4.05	04/01/2034	41,466,822
1,169,681	2.63	05/01/2040	1,186,526
12,587,654	2.63	06/01/2040	12,768,939
4,578,111	6.23	07/01/2040	4,698,941
12,408,142	2.63	10/01/2040	12,586,841
			$ 316,085,717
Adjustable Rate Non-Agency# – 9.5%			
Bank of America Mortgage Securities Series 2002-J, Class A2			
$ 3,628,242	4.88%	09/25/2032	$ 3,660,674
CS First Boston Mortgage Securities Corp. Series 2003-AR9, Class 2A2			
13,588,060	5.10	03/25/2033	13,689,093
Merrill Lynch Mortgage Investors, Inc. Series 2002-A2, Class 2A			
1,483,049	5.95	05/25/2032	1,508,602
Sequoia Mortgage Trust Series 8, Class 1A2			
2,085,770	3.46	08/20/2032	2,090,997
Sequoia Mortgage Trust Series 8, Class 3A			
19,916,908	2.97	08/20/2032	19,765,540
Sequoia Mortgage Trust Series 9, Class 2A			
66,798,052	2.80	09/20/2032	66,269,679
Washington Mutual Series 2002-AR6, Class A			
18,357,109	2.63	06/25/2042	18,575,457
Washington Mutual Series 2002-AR7, Class A6			
8,494,253	5.53	07/25/2032	8,591,444
Washington Mutual Series 2002-AR9, Class 1A			
24,020,849	2.63	08/25/2042	24,196,746
Washington Mutual Series 2004 AR2, Class A			
19,000,000	2.57	04/25/2044	19,087,810
			$ 177,436,042
Commercial Mortgage-Backed Securities (CMBS) – 1.0%			
Interest Only@ – 1.0%			
Bear Stearns Commercial Mortgage Securities, Inc. Series 2001-TOP2, Class X2#†			
$142,041,083	1.36%	02/15/2035	$ 6,298,329
Greenwich Capital Commercial Funding Corp. Series 2003-C2, Class XP#†			
35,933,000	1.34	01/05/2036	2,605,142

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Interest Only@ – (continued)			
Salomon Brothers Mortgage Securities VII Series 2002-Key2, Class X2#†			
$ 88,598,000	2.24%	03/18/2036	$ 9,070,362
			$ 17,973,833
Federal Home Loan Mortgage Corp. (FHLMC) – 4.7%			
$ 6,638,366	7.00%	02/01/2009	$ 7,075,789
5,046,444	6.00	03/01/2009	5,310,764
3,481,664	7.00	03/01/2009	3,709,485
8,434,819	7.00	04/01/2009	8,994,496
3,793,214	7.00	05/01/2009	4,041,422
3,040,868	7.00	06/01/2009	3,239,847
3,112,644	7.50	06/01/2009	3,325,807
566,753	6.50	03/01/2013	599,661
866,907	6.50	04/01/2013	917,245
437,277	6.50	05/01/2013	462,668
993,158	6.50	06/01/2013	1,050,826
9,280,295	8.00	12/01/2015	9,950,239
1,618,374	6.00	05/01/2017	1,689,094
2,161,278	7.00	04/01/2021	2,284,594
1,003,174	7.00	08/01/2021	1,060,412
8,038,924	7.00	03/01/2022	8,507,145
2,867,247	7.00	05/01/2022	3,034,247
12,575,659	7.00	06/01/2022	13,308,118
185,193	7.00	12/01/2025	195,989
1,382,542	7.00	12/01/2030	1,456,857
1,140,315	7.00	01/01/2031	1,202,055
6,570,680	6.50	03/01/2033	6,839,191
			$ 88,255,951
Federal National Mortgage Association (FNMA) – 16.3%			
$ 6,761	6.00%	04/01/2008	$ 7,110
444,182	6.00	08/01/2008	467,115
409,877	6.00	09/01/2008	431,039
128,399	6.00	10/01/2008	135,028
2,087	6.00	11/01/2008	2,194
183,096	6.00	12/01/2008	192,549
373,407	6.00	01/01/2009	392,686
3,127	6.00	02/01/2009	3,286
690,147	6.00	05/01/2009	725,388
11,582	6.00	12/01/2009	12,173
2,396,833	6.00	01/01/2011	2,520,581
5,290,474	6.00	09/01/2011	5,522,405
6,420,515	6.00	01/01/2012	6,704,661
1,687,746	6.50	01/01/2012	1,793,048
16,225,342	6.00	03/01/2012	16,947,705
7,990,113	6.00	04/01/2012	8,347,052
3,831,329	6.50	04/01/2012	4,065,276
10,998,178	6.00	05/01/2012	11,490,642
1,729,429	6.50	05/01/2012	1,835,024
8,564,003	6.00	06/01/2012	8,948,006
1,943,127	6.50	06/01/2012	2,052,332
74,807,676	5.50	01/01/2013	76,904,569
587,198	6.00	04/01/2013	600,751
4,004,341	8.00	01/01/2016	4,307,651
4,126,373	6.50	03/01/2017	4,368,687

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal National Mortgage Association (FNMA) – (continued)			
$ 1,466,203	7.00%	03/01/2017	$ 1,564,329
12,867,411	6.00	04/01/2017	13,442,232
878,310	7.00	05/01/2017	937,092
17,242,348	5.50	03/01/2018	17,702,619
1,972,796	5.50	04/01/2018	2,025,459
6,433,468	6.00	04/01/2018	6,714,872
1,083,479	7.00	07/01/2021	1,145,553
1,411,402	7.00	11/01/2021	1,492,264
876,140	7.00	12/01/2021	926,335
1,197,296	7.00	01/01/2022	1,265,891
230,161	7.00	02/01/2022	243,347
1,004,901	7.00	01/01/2028	1,062,123
18,491,313	7.00	03/01/2032	19,511,799
30,924,162	7.00	04/01/2032	32,630,784
10,759,135	7.00	07/01/2032	11,352,903
2,514,817	6.50	12/01/2032	2,613,978
11,057,362	6.50	03/01/2033	11,499,194
5,820,288	6.50	04/01/2033	6,052,856
11,491,387	7.00	04/01/2033	12,125,204
			$ 303,085,792
Government National Mortgage Association (GNMA) – 0.0%			
$ 129,326	7.00%	12/15/2025	$ 138,305
536,259	7.00	04/15/2026	572,958
			$ 711,263
Collateralized Mortgage Obligations (CMOs) – 19.8%			
Interest Only@ – 0.1%			
FHLMC Series 2586, Class NX			
$ 5,242,596	4.50%	08/15/2016	$ 672,871
FHLMC Series 2587, Class IG			
6,131,614	4.50	10/15/2016	787,725
FNMA REMIC Trust Series 1990-145, Class B			
4,050	1,004.96	12/25/2020	55,327
			$ 1,515,923
Inverse Floater# – 0.3%			
FHLMC Series 1606, Class SC			
$ 4,408,415	18.18%	11/15/2008	$ 5,078,258
FNMA Series 1996-20, Class SB			
4,042,575	14.70	10/25/2008	781,885
GNMA REMIC Trust Series 2001-62, Class SB			
127,823	22.43	11/16/2027	146,051
			$ 6,006,194
Inverse Floating Rate – Interest Only#@ – 0.0%			
FNMA Series 1996-40, Class SG			
$ 4,268,251	16.39%	03/25/2009	$ 953,493
Planned Amortization Class (PAC) CMOs – 3.8%			
FHLMC Series 1364, Class K			
$ 1,540,758	5.00%	09/15/2007	$ 1,568,997
FHLMC Series 1377, Class H			
3,403,580	6.00	09/15/2007	3,475,130
FHLMC Series 1415, Class N			
3,661,291	6.75	11/15/2007	3,774,622

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Planned Amortization Class (PAC) CMOs – (continued)			
FHLMC Series 1445, Class K			
$ 311,458	7.00%	10/15/2007	$ 313,930
FHLMC Series 1680, Class PJ			
2,804,000	6.50	02/15/2023	2,946,017
FHLMC Series 1692, Class PJ			
1,906,283	6.50	04/15/2023	1,942,733
FHLMC Series 1703, Class GA			
2,658,668	6.50	10/15/2008	2,722,005
FHLMC Series 2078, Class PL			
1,100,297	6.25	06/15/2012	1,105,440
FHLMC Series 2113, Class TE			
7,000,000	6.00	01/15/2014	7,371,710
FHLMC Series 2298, Class PD			
2,782,069	6.50	03/15/2030	2,834,060
FHLMC Series 2395, Class PE			
10,000,000	6.00	02/15/2030	10,442,767
FHLMC Series 2479, Class TC			
10,561,920	5.50	12/15/2014	10,847,122
FNMA REMIC Trust Series 1992-193, Class HD			
3,852,472	7.00	11/25/2007	4,036,331
FNMA REMIC Trust Series 1993-225, Class WC			
2,140,908	6.50	12/25/2013	2,269,587
FNMA REMIC Trust Series 1993-35, Class H			
1,137,311	6.75	02/25/2008	1,171,272
GNMA REMIC Trust Series 2002-45, Class QC			
3,971,882	6.50	07/20/2029	3,984,521
GNMA Series 2002-3, Class LE			
9,602,584	6.50	08/20/2030	9,747,450
			$ 70,553,694
Regular Floater CMOs# – 3.7%			
FHLMC Series 1509, Class F			
$ 8,722,311	2.13%	04/15/2008	$ 8,818,761
FHLMC Series 1606, Class FC			
16,184,283	2.74	11/15/2008	16,225,872
FHLMC Series 1612, Class FD			
1,694,949	2.74	11/15/2008	1,700,584
FHLMC Series 1661, Class FD			
17,834,558	2.63	01/15/2009	18,175,086
FHLMC Series 1665, Class FA			
1,310,057	3.25	06/15/2023	1,332,783
FHLMC Series 1826, Class F			
575,586	1.53	09/15/2021	575,602
FHLMC Series 1970, Class F			
176,278	1.48	08/15/2004	176,217
FNMA REMIC Trust Series 1993-190, Class F			
10,269,649	2.87	10/25/2008	10,326,416
FNMA REMIC Trust Series 1993-196, Class FD			
878,839	2.72	10/25/2008	881,287
FNMA REMIC Trust Series 1993-214, Class FA			
2,342,048	1.93	12/25/2008	2,366,304
FNMA REMIC Trust Series 1993-233, Class FA			
1,980,741	2.74	12/25/2008	1,990,454
FNMA REMIC Trust Series 1994-15, Class FC			
819,870	3.73	06/25/2023	829,361

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Regular Floater CMOs# – (continued)			
FNMA Series 1993-231, Class FE			
$ 4,120,514	2.03%	12/25/2008	$ 4,168,492
FNMA Series 1998-66, Class FC			
1,083,874	1.60	11/17/2028	1,092,409
			$ 68,659,628
Sequential Fixed Rate CMOs – 11.4%			
FHLMC Series 1216, Class GC			
$ 3,408,648	7.00%	03/15/2007	$ 3,521,978
FHLMC Series 1246, Class J			
766,302	7.50	05/15/2007	793,902
FHLMC Series 1423, Class FF			
10,078,138	7.00	12/15/2007	10,510,082
FHLMC Series 1720, Class PJ			
5,722,517	7.25	01/15/2024	6,040,177
FHLMC Series 2006, Class K			
1,355,039	6.50	05/15/2012	1,369,444
FHLMC Series 2145, Class KA			
2,802,231	6.35	09/15/2026	2,821,214
FHLMC Series 2282, Class VB			
11,155,000	6.00	06/15/2014	11,310,055
FHLMC Series 2359, Class PC			
21,466,899	6.00	07/15/2015	21,848,084
FHLMC Series 2368, Class PQ			
9,112,432	6.50	08/15/2030	9,245,654
FHLMC Series 2416, Class PF			
2,875,967	6.00	08/15/2018	2,900,762
FHLMC Series 2423, Class MB			
8,730,324	7.00	07/15/2030	8,842,807
FHLMC Series 2441, Class JA			
14,005,261	6.00	12/15/2029	14,266,075
FHLMC Series 2448, Class AV			
10,534,571	6.50	09/15/2013	10,860,228
FHLMC Series 2470, Class BA			
19,630,000	6.00	02/15/2030	20,776,054
First Nationwide Trust Series 2001-4, Class 1A1			
8,890,118	6.75	09/21/2031	9,089,527
FNMA REMIC Trust Series 1993-135, Class PG			
4,199,041	6.25	07/25/2008	4,378,935
FNMA REMIC Trust Series 1993-14, Class A			
229,172	6.00	02/25/2008	235,388
FNMA REMIC Trust Series 1993-212, Class PC			
8,972,901	4.50	09/25/2008	9,136,798
FNMA REMIC Trust Series 1996-14, Class J			
1,143,917	6.15	03/25/2009	1,190,610
FNMA Series 1994-28, Class H			
7,731,346	6.25	03/25/2023	7,855,852
FNMA Series 2003-32, Class KA			
15,607,124	5.00	07/25/2013	16,005,186
GNMA REMIC Trust Series 2001-59, Class QJ			
9,406,375	6.00	09/20/2028	9,529,328
GNMA REMIC Trust Series 2001-60, Class PK			
16,321,627	6.00	09/20/2028	16,506,050

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Sequential Fixed Rate CMOs – (continued)			
GNMA Series 2002-1, Class PB			
$ 13,493,200	6.00%	02/20/2029	$ 13,692,191
Residential Funding Mortgage Sec I Series 2002-S9, Class A5			
219,066	6.00	07/25/2017	224,817
			$ 212,951,198
Support – 0.5%			
FHLMC Series 1639, Class M			
$ 5,223,662	6.00%	12/15/2008	$ 5,381,678
Housing Securities, Inc. Series 1994-1, Class A13			
4,121,768	6.50	03/25/2009	4,127,911
			$ 9,509,589
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS (CMOs)			$ 370,149,719
TOTAL MORTGAGE-BACKED OBLIGATIONS (Cost $1,358,304,155)			$1,350,550,343
Agency Debentures – 0.8%			
Federal National Mortgage Association			
$ 9,350,000	5.00%^	03/21/2007	$ 9,599,745
5,000,000	6.40	05/14/2009	5,007,400
TOTAL AGENCY DEBENTURES (Cost $14,601,893)			$ 14,607,145
Asset-Backed Securities – 6.9%			
Auto – 4.3%			
AmeriCredit Automobile Receivable Trust Series 2002-A, Class A4			
$ 7,035,000	4.61%	01/12/2009	$ 7,248,380
Capital One Auto Investment LLC Series 2000-B, Class A4†			
12,000,000	6.78	10/15/2007	12,165,000
Duck Auto Grantor Trust Series 2002-B, Class A†			
20,032,962	2.99	07/15/2007	20,095,565
Long Beach Auto Receivable Trust Series 2001-B, Class A4†			
32,500,000	4.60	11/13/2008	33,495,312
Union Acceptance Corp. Series 2000-B, Class A4§			
7,142,383	0.00/7.54	10/10/2006	7,275,883
			$ 80,280,140
Home Equity – 2.6%			
ACE Securities Corp. Series 2003-FM1, Class A2#			
$ 13,166,290	1.47%	11/25/2032	$ 13,192,962
Impac CMB Trust Series 2004-3, Class 1A#			
22,934,906	1.35	06/25/2034	22,914,492
Indy Mac Home Equity Loan Asset-Backed Trust Series 2002-B, Class AV#			
11,990,055	1.55	10/25/2033	12,029,394
			$ 48,136,848
TOTAL ASSET-BACKED SECURITIES (Cost $128,905,895)			$ 128,416,988

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
U.S. Treasury Obligations – 0.9%			
United States Treasury Principal-Only Stripped Securities●			
$ 17,920,000	0.00%	05/15/2011	$ 16,985,974
TOTAL U.S. TREASURY OBLIGATIONS (Cost $17,214,753)			$ 16,985,974
Repurchase Agreement – 16.5%			
Joint Repurchase Agreement Account II△			
$307,300,000	1.05%	05/03/2004	$ 307,300,000
Maturity Value: $307,326,761			
TOTAL REPURCHASE AGREEMENT (Cost $307,300,000)			$ 307,300,000
TOTAL INVESTMENTS (Cost $1,826,326,696)			$1,817,860,450

\# Variable rate security. Interest rate disclosed is that which is in effect at April 30, 2004.

@ Represents security with notional or nominal principal amount. The actual effective yield of this security is different than the stated interest rate due to the amortization of related premiums or accretion of discounts.

§ These securities are issued with a zero coupon which increases to the stated rate at a set date in the future.

† Securities are exempt from registration under rule 144A of the Securities Act of 1933. Under procedures approved by the Board of Trustees, such securities have been determined to be liquid by the Investment Adviser and may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $83,729,710, which represents 4.5% of net assets as of April 30, 2004.

∧ A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

△ Joint repurchase agreement was entered into on April 30, 2004.

● Security issued with a zero coupon. Income is recognized through the accretion of discount.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REMIC—Real Estate Mortgage Investment Conduit

Statement of Investments

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – 62.6%			
Adjustable Rate Federal Home Loan Mortgage Corp. (FHLMC)# – 2.6%			
$ 297,415	3.00%	08/01/2017	$ 303,020
314,712	5.33^	05/01/2018	311,610
1,216,612	3.30	06/01/2018	1,253,220
340,090	3.09	12/01/2018	347,891
1,237,594	3.44	02/01/2022	1,280,564
377,546	5.88	10/01/2025	383,383
11,669,662	3.41	07/01/2033	11,849,862
5,638,707	3.66	11/01/2033	5,753,939
			$ 21,483,489
Adjustable Rate Federal National Mortgage Association (FNMA)# – 15.9%			
$ 465,354	3.19%	11/01/2014	$ 477,593
862,988	2.97	11/01/2017	881,794
1,136,794	5.01	02/01/2018	1,150,357
538,207	0.00	02/25/2018	502,007
681,729	6.02	02/25/2018	754,253
599,372	3.01	06/01/2018	608,268
907,707	3.31	03/01/2019	930,299
1,198,298	5.69	05/01/2020	1,246,673
1,027,710	4.08	12/01/2020	1,055,046
1,209,294	3.33	01/01/2021	1,243,439
478,559	5.80	01/01/2023	491,241
444,409	4.72	07/01/2028	456,866
1,615,580	5.66	07/01/2032	1,645,888
1,156,407	5.79	07/01/2032	1,183,772
3,196,359	5.37	01/01/2033	3,291,445
6,144,500	5.24	02/01/2033	6,323,596
25,216,698	4.25	05/01/2033	25,520,080
4,615,850	3.97	08/01/2033	4,600,500
27,392,778	4.39	10/01/2033	27,779,319
15,937,292	4.42	02/01/2034	16,209,225
12,971,902	4.34	03/01/2034	13,215,064
5,672,592	4.05	04/01/2034	5,768,467
5,054,146	4.64	08/01/2035	5,162,622
2,369,122	4.65	08/01/2035	2,419,970
9,844,408	4.61	07/01/2036	10,056,389
			$132,974,173
Federal Home Loan Mortgage Corp. (FHLMC) – 10.5%			
$14,313,282	7.20%	10/01/2006	$ 15,610,337
92,816	7.00	01/01/2009	98,890
142,434	7.00	02/01/2009	151,754
60,677	7.00	03/01/2009	64,647
191,022	7.00	04/01/2009	203,522
122,637	7.00	05/01/2009	130,661
14,556	6.50	05/01/2010	15,488
88,268	6.50	06/01/2010	93,650
1,845,182	6.50	07/01/2010	1,958,527
272,988	7.00	07/01/2010	290,921
304,517	6.50	08/01/2010	323,761
364,938	7.00	01/01/2011	389,152
6,008,829	6.00	10/01/2012	6,287,419
128,728	7.00	12/01/2012	137,185
125,952	6.00	01/01/2013	131,787
443,657	6.50	01/01/2013	469,419

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal Home Loan Mortgage Corp. (FHLMC) – (continued)			
$ 64,624	6.00%	02/01/2013	$ 67,621
8,016,803	5.00	04/01/2013	8,083,309
167,308	6.00	04/01/2013	175,059
269,396	6.50	04/01/2013	285,039
403,741	6.50	05/01/2013	427,185
239,184	6.50	06/01/2013	253,072
217,464	6.50	10/01/2013	230,091
3,265,190	6.00	11/01/2013	3,416,463
4,508,744	6.00	03/01/2014	4,714,772
1,742,188	6.00	06/01/2014	1,821,798
150,876	6.00	10/01/2014	157,770
14,644,108	6.00	12/01/2014	15,313,273
528,939	8.50	10/01/2015	573,528
3,211,175	8.00	12/01/2015	3,442,989
140,787	7.00	03/01/2016	149,886
6,378,235	7.00	04/01/2022	6,749,731
128,877	7.50	01/01/2031	137,964
5,695,176	6.00	03/01/2034	5,828,593
10,000,000	5.00	TBA-15yr∝	10,034,380
			$ 88,219,643
Federal National Mortgage Association (FNMA) – 9.5%			
$ 9,607	7.00%	11/01/2007	$ 10,265
183,928	7.00	12/01/2007	196,522
4,936	7.00	05/01/2008	5,275
38,827	7.00	08/01/2008	41,489
1,379,919	7.00	09/01/2008	1,474,534
1,133,429	6.00	12/01/2008	1,191,948
273,678	6.00	01/01/2009	287,730
26,053	6.00	05/01/2009	27,383
522,424	6.00	06/01/2009	549,396
309,147	6.00	09/01/2009	324,933
34,626	7.00	12/01/2009	37,000
198,927	8.50	05/01/2010	214,755
2,644	7.00	06/01/2010	2,825
4,705	6.00	08/01/2010	4,926
13,782	7.00	08/01/2010	14,724
10,747	7.00	01/01/2011	11,473
155,607	7.00	07/01/2011	166,121
5,281	7.00	11/01/2011	5,638
31,888,517	5.50	01/01/2013	32,781,268
150,385	6.00	01/01/2014	155,696
439,386	6.00	03/01/2014	454,903
34,259	5.50	04/01/2014	34,850
1,087,136	6.50	12/01/2014	1,151,910
58,440	8.50	09/01/2015	63,846
521,548	8.50	10/01/2015	569,787
136,425	8.50	12/01/2015	149,084
2,145,273	5.50	07/01/2018	2,203,428
1,217,691	5.50	08/01/2018	1,250,459
1,371,940	5.50	09/01/2018	1,408,859
202,071	5.50	12/01/2018	207,509
316,259	7.00	11/01/2019	335,398
5,857,572	6.50	08/01/2022	6,098,910
3,560,937	6.50	11/01/2022	3,707,496
363,634	8.00	02/01/2031	394,404

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal National Mortgage Association (FNMA) – (continued)			
$ 7,362,896	7.00%	04/01/2032	$ 7,769,234
666,629	6.50	07/01/2032	696,734
15,117,804	6.50	04/01/2033	15,721,884
			$ 79,722,596
Government National Mortgage Association (GNMA) – 0.2%			
$ 267,218	6.50%	06/15/2008	$ 286,639
128,375	6.50	07/15/2008	137,705
442,707	6.50	08/15/2008	474,882
185,696	6.50	09/15/2008	199,192
43,016	6.50	10/15/2008	46,142
12,660	6.50	11/15/2008	13,580
31,782	9.00	12/15/2008	34,752
30,539	6.50	01/15/2009	32,771
61,538	9.00	01/15/2009	67,505
3,202	6.50	03/15/2009	3,434
28,271	6.50	04/15/2009	30,336
175,002	6.50	05/15/2009	187,790
19,846	6.50	07/15/2009	21,297
28,551	6.50	11/15/2009	30,637
10,399	9.00	01/15/2010	11,441
124,486	9.00	07/15/2012	137,541
			$ 1,715,644
Collateralized Mortgage Obligations (CMOs) – 23.9%			
Interest Only@ – 0.3%			
FHLMC Series 2541, Class QI			
$ 3,647,411	6.00%	01/15/2029	$ 226,092
FHLMC Series 2575, Class IB			
5,834,226	5.50	08/15/2030	863,670
FHLMC Series 2586, Class NX			
2,926,939	4.50	08/15/2016	375,664
FHLMC Series 2587, Class IG			
3,606,832	4.50	10/15/2016	463,367
FHLMC Series 2620, Class IO			
5,139,122	5.50	08/15/2031	687,016
			$ 2,615,809
Inverse Floater# – 0.1%			
FNMA REMIC Trust Series 1990-134, Class SC			
$ 169,747	19.91%	11/25/2020	$ 213,811
FNMA REMIC Trust Series 1993-231, Class SA			
311,151	19.13	12/25/2008	338,194
GNMA REMIC Trust 2001-59, Class SA			
51,428	22.75	11/16/2024	60,644
GNMA REMIC Trust 2001-62, Class SB			
81,891	22.43	11/16/2027	93,569
			$ 706,218
IOette@# – 0.0%			
FHLMC Series 1161, Class U			
$ 3,966	1,172.81%	11/15/2021	$ 4,310
Planned Amortization Class (PAC) CMOs – 17.3%			
FHLMC Series 1327, Class HA			
$ 1,809,075	7.50%	07/15/2007	$ 1,870,650
FHLMC Series 1377, Class H			
8,012,418	6.00	09/15/2007	8,180,856

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Planned Amortization Class (PAC) CMOs – (continued)			
FHLMC Series 1415, Class N			
$ 1,189,919	6.75%	11/15/2007	$ 1,226,752
FHLMC Series 1429, Class G			
1,967,239	7.00	11/15/2007	2,045,398
FHLMC Series 1445, Class K			
186,875	7.00	10/15/2007	188,358
FHLMC Series 1475, Class K			
2,112,406	7.00	02/15/2008	2,206,714
FHLMC Series 1556, Class H			
2,063,000	6.50	08/15/2013	2,195,347
FHLMC Series 1564, Class H			
5,645,965	6.50	08/15/2008	5,900,414
FHLMC Series 1580, Class D			
39,361	6.50	01/15/2007	39,348
FHLMC Series 1601, Class PL			
3,038,675	6.00	10/15/2008	3,162,154
FHLMC Series 1606, Class H			
5,062,947	6.00	11/15/2008	5,289,739
FHLMC Series 1655, Class K			
14,000,000	6.50	01/15/2009	14,911,513
FHLMC Series 1697, Class PJ			
2,589,918	6.00	07/15/2008	2,623,134
FHLMC Series 1703, Class GB			
13,396,738	6.50	02/15/2009	14,172,547
FHLMC Series 1916, Class PC			
3,700,000	6.75	12/15/2011	4,053,843
FHLMC Series 2470, Class QD			
1,643,814	6.00	07/15/2028	1,650,505
FHLMC Series 2479, Class PE			
7,000,000	6.00	05/15/2031	7,313,318
FNMA REMIC Trust Series 1992-142, Class K			
3,974,479	7.00	08/25/2007	4,167,928
FNMA REMIC Trust Series 1992-171, Class ZD			
286,637	8.00	06/25/2021	286,918
FNMA REMIC Trust Series 1993-10, Class PH			
941,431	6.50	12/25/2007	966,680
FNMA REMIC Trust Series 1993-28, Class PJ			
2,605,132	7.00	03/25/2008	2,712,131
FNMA REMIC Trust Series 1993-52, Class J			
6,454,556	6.50	04/25/2008	6,736,187
FNMA REMIC Trust Series 1993-76, Class PH			
882,968	6.00	08/25/2007	885,373
FNMA REMIC Trust Series 1993-126, Class PG			
5,861,059	6.50	07/25/2008	6,160,647
FNMA REMIC Trust Series 1993-135, Class PG			
4,798,904	6.25	07/25/2008	5,004,497
FNMA Series 1993-118, Class J			
4,000,000	6.50	06/25/2008	4,140,248
FNMA Series 1993-207, Class G			
6,153,194	6.15	04/25/2023	6,325,294
FNMA Series 1994-23, Class PE			
1,889,203	6.00	08/25/2022	1,921,268
FNMA Series 1994-86, Class PH			
6,260,111	6.00	10/25/2008	6,364,187
FNMA Series 2002-16, Class PK			
3,000,000	6.50	10/25/2030	3,150,188

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Planned Amortization Class (PAC) CMOs – (continued)			
FNMA Series 2002-22, Class VB			
$ 2,671,995	6.50%	08/25/2009	$ 2,807,977
FNMA REMIC Trust Series 1993-114, Class G			
56,871	6.50	11/25/2007	56,833
FNMA REMIC Trust Series 1993-209, Class H			
1,547,763	6.00	03/25/2008	1,562,833
FNMA Series 1993-055, Class J			
1,502,816	6.50	11/25/2007	1,513,248
GNMA REMIC Trust Series 2000-10, Class UD			
274,298	7.63	05/16/2029	277,380
GNMA REMIC Trust Series 2001-59, Class QJ			
2,508,367	6.00	09/20/2028	2,541,154
GNMA REMIC Trust Series 2002-45, Class QD			
10,000,000	6.50	06/20/2031	10,513,888
			$145,125,449
Planned Amortization — Interest Only@ – 0.0%			
FHLMC Series 1587, Class HA			
$ 399,740	6.50%	10/15/2008	$ 32,917
Principal Only – 0.0%			
FNMA REMIC Trust Series G92-28, Class A●			
$ 263,017	0.00%	05/25/2007	$ 257,885
Sequential Fixed Rate CMOs – 5.5%			
FHLMC Series 108, Class G			
$ 1,624,761	8.50%	12/15/2020	$ 1,635,254
FHLMC Series 1980, Class Z			
5,929,806	7.00	07/15/2027	6,294,903
FHLMC Series 2019, Class Z			
5,389,747	6.50	12/15/2027	5,680,169
FHLMC Series 2100, Class GS			
4,000,000	6.50	12/15/2013	4,255,857
FHLMC Series 2145, Class KA			
621,181	6.35	09/15/2026	625,389
FHLMC Series 2651, Class VB			
12,252,091	5.50	03/15/2014	12,773,510
FNMA REMIC Trust 1989-66, Class J			
1,962,015	7.00	09/25/2019	2,094,855
FNMA REMIC Trust Series 1990-16, Class E			
1,484,710	9.00	03/25/2020	1,604,452
FNMA REMIC Trust Series 1992-33, Class K			
2,070,526	8.50	03/25/2018	2,316,426
FNMA Series 2003-32, Class KA			
8,281,331	5.00	07/25/2013	8,492,548
GNMA REMIC Trust Series 1995-3, Class DQ			
257,490	8.05	06/16/2025	272,487
			$ 46,045,850
Target Amortization Class (TAC) – 0.7%			
FNMA REMIC Trust Series 1994-18, Class D			
$ 5,333,333	6.75%	02/25/2024	$ 5,645,601
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS (CMOs)			$200,434,039
TOTAL MORTGAGE-BACKED OBLIGATIONS (Cost $529,592,844)			$524,549,584

Principal Amount	Interest Rate	Maturity Date	Value
Agency Debentures – 14.3%			
Federal Farm Credit Bank			
$10,000,000	4.90%	03/21/2006	$ 10,461,360
2,000,000	5.40	05/10/2006	2,113,996
12,500,000	6.60^	07/07/2006	13,568,200
Federal Home Loan Bank			
8,555,000	6.50	11/15/2005	9,102,349
3,000,000	5.38	05/15/2006	3,161,280
9,000,000	2.50	05/19/2006	8,993,295
10,000,000	1.50#	08/30/2006	9,857,460
7,000,000	3.79	11/28/2008	6,902,147
Federal Home Loan Mortgage Corp			
12,000,000	3.50	08/16/2005	12,065,328
5,000,000	4.00#	05/25/2006	5,008,075
10,000,000	3.00	07/27/2007	9,822,224
5,000,000	3.50	04/15/2008	4,979,505
4,000,000	5.00	07/30/2009	4,035,372
Federal National Mortgage Association			
5,000,000	3.75	07/29/2005	5,028,552
3,000,000	3.51	08/23/2006	3,013,269
8,000,000	5.42	04/04/2007	8,250,004
Small Business Administration			
748,503	7.20	06/01/2017	814,343
1,204,795	6.30	05/01/2018	1,282,392
1,498,002	6.30	06/01/2018	1,594,410
TOTAL AGENCY DEBENTURES (Cost $120,124,329)			$120,053,561
U.S. Treasury Obligations – 23.3%			
United States Treasury Interest-Only Stripped Securities@			
$14,500,000	0.00%	02/15/2014	$ 9,081,060
26,500,000	0.00	05/15/2014	16,336,402
United States Treasury Principal-Only Stripped Securities●			
30,000,000	0.00	05/15/2011	28,436,340
United States Treasury Notes			
97,100,000	1.63	02/28/2006	96,068,312
33,000,000	2.25	04/30/2006	32,958,750
12,000,000	2.63	11/15/2006	11,989,219
TOTAL U.S. TREASURY OBLIGATIONS (Cost $195,942,452)			$194,870,083
Repurchase Agreement – 5.6%			
Joint Repurchase Agreement Account II△			
$47,200,000	1.05%	05/03/2004	$ 47,200,000
Maturity Value: $47,204,110			
TOTAL REPURCHASE AGREEMENT (Cost $47,200,000)			$ 47,200,000
TOTAL INVESTMENTS (Cost $892,859,625)			$886,673,228

Statement of Investments (continued)

April 30, 2004 (Unaudited)

\#   Variable rate security. Interest rate disclosed is that which is in effect at April 30, 2004.

@   Represents security with notional or nominal principal amount. The actual effective yield of this security is different than the stated interest rate due to the amortization of related premiums or accretion of discounts.

∝   TBA (To Be Announced) Securities are purchased on a forward commitment basis with an approximate (generally +/– 2.5%) principal amount and no defined maturity date. The actual principal and maturity date will be determined upon settlement when the specific mortgage pools are assigned.

∧   A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

△   Joint repurchase agreement was entered into on April 30, 2004.

●   Security issued with a zero coupon. Income is recognized through the accretion of discount.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REMIC—Real Estate Mortgage Investment Conduit

Statement of Investments

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – 52.6%			
Adjustable Rate Federal National Mortgage Association (FNMA)# – 4.4%			
$ 7,317,139	6.30%	12/01/2008	$ 7,972,192
673,916	4.50	03/01/2033	690,389
5,987,032	4.34	03/01/2034	6,099,260
4,051,851	4.05	04/01/2034	4,120,334
4,332,125	4.64	08/01/2035	4,425,104
4,073,548	4.61	07/01/2036	4,161,264
			$ 27,468,543
Adjustable Rate Non-Agency# – 7.9%			
Bear Stearns Adjustable Rate Mortgage Trust Series 2003-5, Class 1A1			
$ 656,151	4.17%	08/25/2033	$ 651,348
Countrywide Home Loans Series 2003-37, Class 1A1			
758,535	4.00	08/25/2033	753,977
CS First Boston Mortgage Securities Corp. Series 2003-AR9, Class 2A2			
2,370,011	5.10	03/25/2033	2,387,633
MLCC Mortgage Investors, Inc. Series 2004-A, Class A1			
9,880,912	1.33	04/25/2029	9,867,206
Sequoia Mortgage Trust Series 2004-1, Class A			
3,945,032	1.47	02/20/2034	3,936,768
Structured Adjustable Rate Mortgage Loan Series 2004-5, Class 1A			
6,000,000	4.55	05/25/2034	6,140,625
Structured Asset Securities Corp. Series 2003-24A, Class 1A3			
2,692,463	5.00	07/25/2033	2,711,687
Structured Asset Securities Corp. Series 2003-34A, Class 3A3			
5,336,044	4.70	11/25/2033	5,339,650
Structured Asset Securities Corp. Series 2003-40A, Class 3A1			
5,458,244	4.62	01/25/2034	5,467,595
Washington Mutual Series 2002-AR6, Class A1			
3,716,108	2.63	06/25/2042	3,760,309
Washington Mutual Series 2002-AR9, Class 1A			
3,766,152	2.63	08/25/2042	3,793,730
Washington Mutual Series 2004-AR2, Class A			
5,000,000	2.57	04/25/2044	5,023,108
			$ 49,833,636
Commercial Mortgage-Backed Securities (CMBS) – 2.1%			
Interest Only@ – 1.1%			
Bear Stearns Commercial Mortgage Securities Series 2003-T10, Class X2#†			
$ 23,000,000	1.44%	03/13/2040	$ 1,405,592
CS First Boston Mortgage Securities Corp. Series 2003-C3, Class ASP#†			
15,000,000	2.14	05/15/2038	1,153,479
JP Morgan Chase Commercial Mortgage Securities Series 2004-C1, Class X2#†			
24,750,000	1.32	01/15/2038	1,267,641
LB-UBS Commercial Mortgage Trust Series 2003-C5, Class XCP#†			
20,250,000	1.36	04/15/2037	849,791

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Interest Only@ – (continued)			
Prudential Commercial Mortgage Trust Series 2003-PWR1, Class X2#†			
$ 26,500,000	1.73%	02/11/2036	$ 1,921,594
			$ 6,598,097
Sequential Fixed Rate CMBS – 1.0%			
CS First Boston Mortgage Securities Corp. Series 1997-C2, Class A3			
$ 600,000	6.55%	01/17/2035	$ 647,331
First Union National Bank Commercial Mortgage Trust Series 2000-C2, Class A2			
1,800,000	7.20	10/15/2032	2,043,459
First Union-Lehman Brothers Commercial Mortgage Services Series 1997-C1, Class A2			
5,315	7.30	04/18/2029	5,310
First Union-Lehman Brothers-Bank of America Series 1998-C2, Class A2			
1,500,000	6.56	11/18/2035	1,640,761
LB Commercial Conduit Mortgage Trust Series 1998-C4, Class A1B			
2,000,000	6.21	10/15/2035	2,164,932
			$ 6,501,793
TOTAL COMMERCIAL MORTGAGE-BACKED SECURITIES (CMBS)			$ 13,099,890
Federal Home Loan Mortgage Corp. (FHLMC) – 11.7%			
$ 6,260,684	5.50%	12/01/2008	$ 6,404,054
532,152	7.00	06/01/2009	566,973
443,461	6.50	08/01/2010	471,751
4,248,217	6.00	12/01/2013	4,445,033
3,339,174	6.50	12/01/2013	3,533,065
77,890	6.50	02/01/2014	82,413
44,400	7.00	02/01/2015	47,231
4,941,587	5.50	07/01/2015	5,094,783
602,948	8.00	07/01/2015	641,384
98,331	7.00	01/01/2016	104,603
170,786	7.00	02/01/2016	181,823
2,142,861	5.50	05/01/2018	2,201,189
6,059,771	5.50	06/01/2018	6,224,717
2,580,002	6.50	10/01/2021	2,685,999
3,076,728	6.50	12/01/2021	3,203,131
7,000,000	6.00	04/01/2022	7,210,383
427,389	7.50	03/01/2027	457,779
3,511,459	6.50	07/01/2028	3,665,947
40,200	8.00	07/01/2030	43,300
125,670	7.50	12/01/2030	134,531
22,431	7.50	01/01/2031	24,009
1,676,198	7.00	04/01/2031	1,770,084
3,264,084	7.50	04/01/2031	3,506,375
4,517,560	7.00	04/01/2032	4,762,862
2,971,466	6.00	05/01/2033	3,041,852
13,000,000	5.00	TBA-15yr∝	3,044,694
			$ 73,549,965

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal National Mortgage Association (FNMA) – 21.0%			
$ 1,962,593	6.50%	09/01/2008	$ 2,090,689
2,197,539	5.50	05/01/2009	2,245,986
9,986,797	5.50	09/01/2014	10,292,545
226,204	7.00	03/01/2015	241,235
116,605	8.00	01/01/2016	124,046
1,506,691	6.00	03/01/2017	1,573,842
2,827,784	5.00	09/01/2018	2,846,516
13,683,883	5.00	10/01/2018	13,775,202
977,934	5.00	01/01/2019	984,657
916,034	6.50	01/01/2022	957,585
7,401,089	6.50	04/01/2022	7,737,202
5,494,870	6.50	08/01/2022	5,727,062
2,492,656	6.50	11/01/2022	2,595,247
1,493,323	6.50	12/01/2022	1,561,059
36,545	6.50	08/01/2025	38,040
55,314	6.50	09/01/2025	57,578
71,838	6.50	10/01/2025	74,777
95,267	6.50	11/01/2025	99,165
33,462	6.50	12/01/2025	34,831
2,073	6.50	05/01/2026	2,157
9,541	6.50	06/01/2028	9,953
180,684	6.50	11/01/2028	188,368
60,128	7.50	07/01/2029	64,161
15,827	7.50	08/01/2029	16,888
24,367	7.50	10/01/2029	26,002
593	7.50	01/01/2030	633
20,044	7.50	02/01/2030	21,380
2,208,317	7.00	07/01/2031	2,343,806
512,829	6.50	09/01/2031	535,561
482,885	6.50	10/01/2031	504,330
468,740	6.50	11/01/2031	489,595
655,467	6.50	02/01/2032	684,795
666,629	6.50	07/01/2032	696,734
1,613,870	7.00	07/01/2032	1,702,935
4,692,849	6.50	08/01/2033	4,880,366
59,000,000	5.00	TBA-15yr∝	59,331,875
8,000,000	5.50	TBA-30yr∝	7,980,000
			$132,536,803
Government National Mortgage Association (GNMA) – 0.0%			
$ 141,365	6.50%	12/15/2026	$ 148,429
Collateralized Mortgage Obligations (CMOs) – 5.5%			
Interest Only@ – 0.3%			
Bear Stearns Asset Backed Securities Series 2003-AC2, Class AI0			
$ 5,250,000	5.00%	10/25/2005	$ 281,348
Countrywide Home Loan Series 2003-42, Class 2X1#			
2,022,395	0.39	10/25/2033	14,177
CS First Boston Mortgage Securities Corp. Series 2003-11, Class 1A2			
1,131,754	5.50	06/25/2033	107,526
CS First Boston Mortgage Securities Corp. Series 2003-AR18, Class 2X#			
930,046	0.78	07/25/2033	11,420
CS First Boston Mortgage Securities Corp. Series 2003-AR20, Class 2X#			
1,001,696	0.60	08/25/2033	9,583

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Interest Only@ – (continued)			
FHLMC Series 2542, Class NU			
$ 495,362	5.50%	05/15/2022	$ 84,147
FHLMC Series 2620, Class IO			
3,270,350	5.50	08/15/2031	437,192
FNMA Interest-Only Stripped Security Series 151, Class 2			
62,462	9.50	07/25/2022	12,755
FNMA Series 2003-36, Class IO			
5,054,091	5.50	12/25/2031	708,444
Master Adjustable Rate Mortgage Trust Series 2003-2, Class 3AX#			
277,487	0.68	08/25/2033	5,678
Master Adjustable Rate Mortgage Trust Series 2003-2, Class 4AX#			
143,471	1.16	07/25/2033	2,716
Washington Mutual Series 2003-AR4, Class X1#			
6,047,046	1.18	01/25/2008	83,863
Washington Mutual Series 2003-AR7, Class X#			
2,964,944	0.98	06/25/2008	34,393
Washington Mutual Series 2003-AR12, Class X#			
12,744,538	0.54	02/25/2034	131,477
			$ 1,924,719
Inverse Floater# – 0.4%			
FNMA REMIC Trust Series 1993-231, Class SA			
$ 233,363	19.13%	12/25/2008	$ 253,646
GNMA Series 2001-48, Class SA			
210,391	22.91	10/16/2031	248,974
GNMA Series 2001-51, Class SA			
168,521	27.73	10/16/2031	210,727
GNMA Series 2001-51, Class SB			
211,478	22.91	10/16/2031	247,966
GNMA Series 2001-59, Class SA			
182,922	22.75	11/16/2024	215,704
GNMA Series 2001-62, Class SB			
179,004	22.43	11/16/2027	204,531
GNMA Series 2002-13, Class SB			
759,230	32.43	02/16/2032	997,725
			$ 2,379,273
Inverse Floating Rate – Interest Only# – 0.0%			
Salomon Brothers Mortgage Securities VII Series 1996-6E, Class A2			
$ 1,223,851	8.00%	05/28/2004	$ 46,299
Planned Amortization Class (PAC) CMOs – 0.8%			
FNMA Series 2001-70, Class LN			
$ 4,754,275	6.25%	06/25/2030	$ 4,963,522
GNMA Series 2000-10, Class UD			
156,742	7.63	05/16/2029	158,502
			$ 5,122,024
Principal Only – 0.0%			
FNMA REMIC Trust Series G-35, Class N●			
$ 52,469	0.00%	10/25/2021	$ 44,961
Regular Floater CMOs# – 0.1%			
FHLMC Series 1760, Class ZB			
$ 650,717	3.15%	05/15/2024	$ 660,907

Mortgage-Backed Obligations – (continued)

	Principal Amount	Interest Rate	Maturity Date	Value
Sequential Fixed Rate CMOs – 3.9%				
FNMA REMIC Trust Series 1993-78, Class H	$ 150,000	6.50%	06/25/2008	$ 157,785
FNMA Series 2001-46, Class G	1,134,458	6.00	07/25/2029	1,143,004
FNMA Series 2001-53, Class GH	2,076,848	8.00	09/25/2016	2,245,015
FNMA Series 2001-62, Class VF	6,000,000	6.00	07/25/2019	6,290,651
FNMA Series 2003-27, Class A	3,214,174	7.50	04/25/2018	3,479,660
GNMA Series 2001-59, Class QJ	2,006,693	6.00	09/20/2028	2,032,923
GNMA Series 2001-61, Class EA	5,360,430	6.00	09/16/2028	5,465,454
Residential Asset Mortgage Products, Inc. Series 2003-SL1, Class A11	3,510,197	7.13	03/25/2016	3,612,908
				$ 24,427,400
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS (CMOs)				$ 34,605,583
TOTAL MORTGAGE-BACKED OBLIGATIONS (Cost $332,914,781)				$331,242,849

Agency Debentures – 14.4%

	Principal Amount	Interest Rate	Maturity Date	Value
Federal Farm Credit Bank	$ 3,000,000	6.60%	07/07/2006	$ 3,256,368
Federal Home Loan Bank	1,000,000	5.68~	06/03/2004	1,071,254
	2,700,000	5.38	05/15/2006	2,845,152
	3,000,000	3.50	08/15/2006	3,054,444
	10,000,000	2.75	11/15/2006	9,975,340
	4,000,000	2.88	02/15/2007	3,983,184
Federal Home Loan Mortgage Corp.	7,000,000	6.63	09/15/2009	7,828,940
	13,200,000	4.38	02/04/2010	13,076,659
	4,500,000	7.00	03/15/2010	5,129,370
	6,200,000	4.75	10/11/2012	6,050,971
Federal National Mortgage Association	10,700,000	6.63	09/15/2009	11,967,094
	10,000,000	7.13	06/15/2010	11,490,930
Small Business Administration	986,645	6.70	12/01/2016	1,058,052
	781,809	7.15	03/01/2017	848,729
	622,116	7.50	04/01/2017	681,589
	372,888	7.30	05/01/2017	406,552
	246,067	6.80	08/01/2017	265,195
	602,397	6.30	05/01/2018	641,196
	599,201	6.30	06/01/2018	637,764
Tennessee Valley Authority~	6,000,000	4.88	12/15/2006	6,333,378
TOTAL AGENCY DEBENTURES (Cost $91,052,507)				$ 90,602,161

Asset-Backed Securities – 9.2%

	Principal Amount	Interest Rate	Maturity Date	Value
Auto – 0.9%				
CPS Auto Trust Series 2002-A, Class A2	$ 3,970,914	4.81%	12/15/2008	$ 4,076,391
MFN Auto Receivables Trust Series 2002-A, Class A2†	1,000,000	4.92	03/15/2008	1,016,875
Onyx Acceptance Grantor Trust Series 2001-A, Class A4	731,298	7.44	11/15/2007	738,881
				$ 5,832,147
Credit Card – 0.4%				
Capital One Master Trust Series 2002-4A, Class A	$ 2,500,000	4.90%	03/15/2010	$ 2,612,206
Home Equity – 7.8%				
American Business Financial Services Series 1998-2, Class A6	$ 834,769	6.46%	09/25/2029	$ 873,640
Countrywide Home Equity Loan Trust Series 2002-E, Class A#	5,615,580	1.36	10/15/2028	5,619,966
Countrywide Home Equity Loan Trust Series 2003-D, Class A#	10,468,857	1.36	06/15/2029	10,468,850
Countrywide Home Equity Loan Trust Series 2003-E, Class A#	9,913,777	1.36	07/15/2029	9,921,520
Impac CMB Trust Series 2004-3, Class 1A#	5,983,019	1.35	04/25/2034	5,977,694
Residential Asset Mortgage Products, Inc. Series 2004-RZ1, Class AII#	11,445,919	1.33	03/25/2034	11,435,258
Saxon Asset Securities Trust Series 2003-2, Class AIO	8,227,273	4.75	01/25/2005	235,530
Securitized Asset Backed Receivables LLC Series 2004-OP1, Class A2#	4,403,128	1.35	02/25/2034	4,375,432
				$ 48,907,890
Manufactured Housing – 0.1%				
Mid-State Trust Series 4, Class A	$ 507,327	8.33%	04/01/2030	$ 555,705
TOTAL ASSET-BACKED SECURITIES (Cost $58,161,569)				$ 57,907,948

U.S. Treasury Obligations – 22.3%

	Principal Amount	Interest Rate	Maturity Date	Value
United States Treasury Interest-Only Stripped Securities@	$ 4,000,000	0.00%	02/15/2012	$ 2,832,320
	28,700,000	0.00	05/15/2012	20,026,315
	10,780,000	0.00	02/15/2014	6,751,298
	11,000,000	0.00	05/15/2014	6,781,148
	18,000,000	0.00	08/15/2014	10,902,061
	8,000,000	0.00	05/15/2017	4,040,624
United States Treasury Principal-Only Stripped Securities●	20,600,000	0.00	05/15/2017	10,449,556
	6,300,000	0.00	11/15/2022	2,224,719
	12,700,000	0.00	02/15/2025	3,919,093
	1,300,000	0.00	08/15/2025	390,182

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
U.S. Treasury Obligations – (continued)			
$ 12,000,000	0.00%	11/15/2026	$ 3,355,080
2,400,000	0.00	08/15/2027	642,744
United States Treasury Bonds			
1,300,000	9.25	02/15/2016	1,820,458
1,800,000	7.50	11/15/2016	2,237,904
2,670,000	7.13	02/15/2023	3,248,848
5,400,000	6.88∧	08/15/2025	6,444,359
United States Treasury Notes			
50,200,000	1.63	02/28/2006	49,666,625
5,100,000	2.63	11/15/2006	5,096,415
TOTAL U.S. TREASURY OBLIGATIONS (Cost $142,374,012)			$140,829,749
Insured Revenue Bond – 0.4%			
New Jersey Economic Development Authority Series A			
$ 2,000,000	7.43%	02/15/2029	$ 2,409,352
TOTAL INSURED REVENUE BOND (Cost $2,000,000)			$ 2,409,352
Repurchase Agreement – 12.1%			
Joint Repurchase Agreement Account II△			
$ 76,000,000	1.05%	05/03/2004	$ 76,000,000
Maturity Value: $76,006,618			
TOTAL REPURCHASE AGREEMENT (Cost $76,000,000)			$ 76,000,000
TOTAL INVESTMENTS (Cost $702,502,869)			$698,992,059

† Securities are exempt from registration under rule 144A of the Securities Act of 1933. Under procedures approved by the Board of Trustees, such securities have been determined to be liquid by the Investment Adviser and maybe resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $7,614,973, which represent 1.2% of net assets as of April 30, 2004.

∝ TBA (To Be Announced) securities are purchased on a forward commitment basis with an approximate (generally +/– 2.5%) principal amount and no defined maturity date. The actual principal and maturity date will be determined upon settlement when the specific mortgage pools are assigned.

\# Variable rate security. Interest rate disclosed is that which is in effect at April 30, 2004.

~ Securities with ''Put'' features with resetting interest rates. Maturity dates disclosed are next interest reset date.

∧ A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

@ Represents security with notional or nominal principal amount. The actual effective yield of this security is different than the stated interest rate due to the amortization of related premiums or accretion of discounts.

△ Joint repurchase agreement was entered into on April 30, 2004.

● Security issued with a zero coupon. Income is recognized through the accretion of discount.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REMIC—Real Estate Mortgage Investment Conduit

The accompanying notes are an integral part of these financial statements.

Statement of Investments

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – 94.7%			
Adjustable Rate Federal National Mortgage Association (FNMA)# – 6.8%			
$ 89,977	3.07%	07/01/2022	$ 91,007
88,542	3.06	07/01/2027	89,591
197,103	3.06	11/01/2027	199,440
98,073	3.06	01/01/2031	99,193
108,466	3.06	06/01/2032	109,624
105,040	3.07	08/01/2032	106,163
204,358	3.07	05/01/2033	206,555
2,037,044	3.16	06/01/2033	2,048,573
1,718,937	4.89	06/01/2033	1,759,684
1,749,967	3.31	07/01/2033	1,768,695
1,887,889	3.87	11/01/2033	1,907,565
932,775	3.80	12/01/2033	950,857
1,899,628	4.38	12/01/2033	1,910,779
2,993,516	4.34	03/01/2034	3,049,630
104,082	3.06	11/01/2035	105,133
372,912	3.06	12/01/2037	376,717
199,741	3.06	01/01/2038	201,789
256,632	3.06	11/01/2040	259,286
			$ 15,240,281
Adjustable Rate Non-Agency# – 0.5%			
Structured Asset Securities Corp. Series 2003-37A, Class 3A7			
$ 911,307	4.52%	12/25/2033	$ 897,820
Structured Asset Securities Corp. Series 2003-40A, Class 3A1			
277,538	4.62	01/25/2034	278,013
			$ 1,175,833
Commercial Mortgage-Backed Securities (CMBS) – 0.6%			
Interest Only@ – 0.6%			
Bear Stearns Commercial Mortgage Securities, Inc. Series 2003-T10, Class X2#†			
$ 6,500,000	1.44%	03/13/2040	$ 397,233
JP Morgan Chase Commercial Mortgage Securities Corp. Series 2004-C1, Class X2#†			
6,500,000	1.32	01/15/2038	332,916
LB-UBS Commercial Mortgage Trust Series 2003-C5, Class XCP#†			
5,300,000	1.36	04/15/2037	222,414
Prudential Commercial Mortgage Trust Series 2003-PWR1, Class X2#†			
7,000,000	1.73	02/11/2036	507,591
			$ 1,460,154
Federal Home Loan Mortgage Corp. (FHLMC) – 19.4%			
$ 4,586,950	6.00%	08/01/2022	$ 4,724,809
424,315	6.00	09/01/2022	437,067
838,099	7.00	04/01/2031	885,042
3,315,974	7.00	04/01/2032	3,544,558
7,548,709	7.00	05/01/2032	7,971,824
1,563,310	6.00	05/01/2033	1,599,959
7,763,116	6.00	10/01/2033	7,945,110
110,016	6.00	11/01/2033	112,595
395,367	6.00	12/01/2033	404,635
2,849,651	6.50	12/01/2033	2,967,893

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal Home Loan Mortgage Corp. (FHLMC) – (continued)			
$ 2,996,910	6.00%	03/01/2034	$ 3,067,117
10,000,000	5.00	TBA-15yr∝	10,034,380
			$ 43,694,989
Federal National Mortgage Association (FNMA) – 60.6%			
$ 22,831	5.50%	04/01/2016	$ 23,458
21,089	5.50	08/01/2016	21,668
269,257	5.50	11/01/2016	276,655
218,223	5.50	12/01/2016	224,220
286,253	5.50	01/01/2017	294,118
16,962	6.00	02/01/2018	17,491
4,798,157	5.00	05/01/2018	4,831,957
219,153	6.00	05/01/2018	225,983
2,923,258	5.00	06/01/2018	2,945,359
77,218	6.50	07/01/2018	80,816
199,576	6.50	09/01/2018	208,876
1,162,542	6.00	11/01/2018	1,198,773
266,059	6.50	11/01/2018	278,456
1,747,154	6.00	12/01/2018	1,801,605
1,538,065	6.00	01/01/2019	1,586,000
150,300	6.50	01/01/2019	157,303
3,954,816	5.00	02/01/2019	3,982,005
44,224	6.50	03/01/2019	46,259
553,168	6.00	04/01/2019	573,893
189,934	6.50	04/01/2019	198,672
102,562	6.00	05/01/2019	105,660
824,782	6.50	07/01/2021	858,728
458,955	7.00	09/01/2021	486,190
1,571,581	7.00	06/01/2022	1,664,864
632,033	7.00	07/01/2022	669,548
4,563,579	6.00	12/01/2023	4,700,462
1,134,469	6.50	03/01/2032	1,185,418
3,599,303	6.50	01/01/2034	3,746,938
31,804,404	5.00	03/01/2034	30,836,934
65,000,000	5.00	TBA-15yr∝	65,318,750
8,000,000	5.00	TBA-30yr∝	7,720,000
			$136,267,059
Collateralized Mortgage Obligations (CMOs) – 6.8%			
Interest Only@ – 0.4%			
ABN AMRO Mortgage Corp. Series 2003-8, Class A2			
$ 660,195	5.50%	06/25/2033	$ 83,862
CS First Boston Mortgage Securities Corp. Series 2003-08, Class 3A2			
59,707	5.50	04/25/2033	4,054
CS First Boston Mortgage Securities Corp. Series 2003-10, Class 3A13			
44,205	5.75	05/25/2033	2,185
CS First Boston Mortgage Securities Corp. Series 2003-11, Class 1A2			
226,351	5.50	06/25/2033	21,505
CS First Boston Mortgage Securities Corp. Series 2003-19, Class 1A2			
658,095	5.25	07/25/2033	94,503
FHLMC Series 2541, Class QI			
405,268	6.00	01/15/2029	25,121

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Interest Only@ – (continued)			
FHLMC Series 2575, Class IB			
$ 648,247	5.50%	08/15/2030	$ 95,964
FHLMC Series 2620, Class IO			
934,386	5.50	08/15/2031	124,912
FNMA Series 2003-36, Class IO			
918,926	5.50	12/25/2031	128,808
Master Adjustable Rate Mortgages Trust Series 2003-6, Class 1A1X#			
6,753,594	1.90	12/25/2033	115,019
Washington Mutual Series 2003-AR4, Class X1#			
1,007,841	1.18	01/25/2008	13,977
Washington Mutual Series 2003-AR12, Class X#			
2,152,794	0.54	02/25/2034	22,209
Washington Mutual Series 2003-S3, Class 1A41			
1,809,309	5.50	06/25/2033	147,884
			$ 880,003
Sequential Fixed Rate CMOs – 6.4%			
CS First Boston Mortgage Securities Corp. Series 2002-5, Class PPA1			
$ 427,679	6.50%	03/25/2032	$ 446,212
FHLMC Series 1703, Class GC			
2,500,000	6.50	04/15/2009	2,688,055
FHLMC Series 1823, Class A			
2,000,000	6.50	08/15/2023	2,072,473
FHLMC Series 2456, Class VH			
1,000,000	6.00	03/15/2020	1,051,373
FNMA REMIC Trust Series 1993-101, Class PJ			
1,000,000	7.00	06/25/2008	1,065,538
FNMA REMIC Trust Series 2001-62, Class VF			
500,000	6.00	07/25/2019	524,221
FNMA Series 2002-24, Class AE			
2,000,000	6.00	04/25/2016	2,050,987
GNMA REMIC Trust Series 2002-40, Class ZE			
2,240,256	6.50	12/20/2030	2,348,059
Wells Fargo Mortgage Backed Securities Trust Series 2002-18, Class 2A4			
2,000,000	6.00	12/25/2032	2,079,128
			$ 14,326,046

TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS (CMOS)	$ 15,206,049
TOTAL MORTGAGE-BACKED OBLIGATIONS (Cost $215,093,913)	$213,044,365

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – 1.4%			
Home Equity – 1.4%			
Countrywide Home Equity Loan Trust Series 2003-D, Class A#			
$ 1,675,017	1.36%	06/15/2029	$ 1,675,016
Impac CMB Trust Series 2004-2, Class A1#			
1,478,813	1.36	04/25/2034	1,479,523

TOTAL ASSET-BACKED SECURITIES (Cost $3,155,923)	$ 3,154,539

Principal Amount	Interest Rate	Maturity Date	Value
U.S. Treasury Obligations – 0.2%			
United States Treasury Interest-Only Stripped Securities@			
$ 400,000	0.00%	05/15/2014	$ 246,587
United States Treasury Principal-Only Stripped Securities●			
200,000	0.00	05/15/2017	101,452
200,000	0.00	11/15/2022	70,626

TOTAL U.S. TREASURY OBLIGATIONS (Cost $429,268)	$ 418,665

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 51.2%			
Joint Repurchase Agreement Account II△			
$115,300,000	1.05%	05/03/2004	$115,300,000
Maturity Value: $115,310,041			

TOTAL REPURCHASE AGREEMENT (Cost $115,300,000)	$115,300,000
TOTAL INVESTMENTS (Cost $333,979,104)	$331,917,569

† Securities are exempt from registration under rule 144A of the Securities Act of 1933. Under procedures approved by the Board of Trustees, such securities have been determined to be liquid by the Investment Adviser and may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $1,460,154, which represents 0.7% of net assets as of April 30, 2004.

Variable rate security. Interest rate disclosed is that which is in effect at April 30, 2004.

∝ TBA (To Be Announced) securities are purchased on a forward commitment basis with an approximate (generally +/– 2.5%) principal amount and no defined maturity date. The actual principal and maturity date will be determined upon settlement when the specific mortgage pools are assigned.

@ Represents security with notional or nominal principal amount. The actual effective yield of this security is different than the stated interest rate due to the amortization of related premiums or accretion of discounts.

△ Joint repurchase agreement was entered into on April 30, 2004.

● Security issued with a zero coupon. Income is recognized through the accretion of discount.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REMIC—Real Estate Mortgage Investment Conduit

The accompanying notes are an integral part of these financial statements.

Statement of Investments

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – 20.8%			
Aerospace/Defense – 0.1%			
Bombardier, Inc.†			
$ 825,000	6.30%	05/01/2014	$ 813,556
700,000	7.45	05/01/2034	689,222
			$ 1,502,778
Airlines – 0.0%			
NWA Trust			
$ 56,425	8.26%	03/10/2006	$ 52,475
Automotive – 1.6%			
Ford Motor Co.			
$ 4,300,000	6.63%	10/01/2028	$ 3,859,104
2,610,000	6.38	02/01/2029	2,262,787
Ford Motor Credit Co.			
1,250,000	7.60	08/01/2005	1,323,237
6,850,000	7.00	10/01/2013	7,044,746
General Motors Acceptance Corp.			
4,125,000	8.00	11/01/2031	4,321,762
			$ 18,811,636
Banks – 3.4%			
ANZ Capital Trust I†			
$ 5,200,000	5.36%	12/15/2013 ±	$ 5,073,583
Astoria Financial Corp.			
4,600,000	5.75	10/15/2012	4,695,155
Bank United Corp.			
750,000	8.88	05/01/2007	870,606
Fleet Boston Financial Corp.			
1,000,000	6.50	03/15/2008	1,094,159
450,000	7.38	12/01/2009	514,244
Greenpoint Financial Corp.			
2,750,000	3.20	06/06/2008	2,661,230
MIZUHO Financial Group (Cayman)†			
3,000,000	5.79	04/15/2014	2,974,860
Popular North America, Inc.			
4,500,000	6.13	10/15/2006	4,816,917
Rabobank Capital Funding II#†			
7,000,000	5.26	12/31/2013 ±	6,878,311
Royal Bank of Scotland Group PLC			
3,000,000	8.82	03/31/2005 ±	3,175,449
Sovereign Bancorp, Inc.			
750,000	10.50	11/15/2006	874,808
Sovereign Bank			
2,500,000	5.13	03/15/2013	2,431,112
2,250,000	4.38#	08/01/2013	2,239,362
Union Planters Bank			
75,000	5.13	06/15/2007	78,128
Union Planters Corp.			
150,000	7.75	03/01/2011	173,698
Washington Mutual, Inc.			
1,500,000	8.25	04/01/2010	1,758,110
			$ 40,309,732
Diversified Manufacturing – 0.9%			
Tyco International Group SA			
$ 1,000,000	6.38%	02/15/2006	$ 1,053,540
1,500,000	6.75	02/15/2011	1,614,450

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Diversified Manufacturing – (continued)			
$ 5,725,000	6.38%	10/15/2011	$ 6,038,444
2,100,000	6.88	01/15/2029	2,118,431
			$ 10,824,865
Electric – 1.0%			
Calenergy, Inc.			
$ 1,250,000	7.23%	09/15/2005	$ 1,328,390
1,500,000	7.63	10/15/2007	1,670,540
FirstEnergy Corp.			
1,750,000	6.45	11/15/2011	1,842,398
4,200,000	7.38	11/15/2031	4,411,142
Niagara Mohawk Power Corp.			
125,000	8.00	06/01/2004	125,598
100,000	5.38	10/01/2004	101,565
Southern California Edison Co.			
750,000	6.38	01/15/2006	793,135
TXU Australia Holdings†			
1,550,000	6.15	11/15/2013	1,632,141
TXU Electric Co.			
350,000	6.25	10/01/2004	356,651
			$ 12,261,560
Entertainment – 0.2%			
Time Warner Entertainment Co. LP			
$ 2,500,000	8.38%	03/15/2023	$ 2,935,167
Environmental – 0.2%			
Waste Management, Inc.			
$ 2,000,000	7.38%	08/01/2010	$ 2,269,668
Food & Beverage – 0.5%			
Kraft Foods, Inc.			
$ 1,500,000	5.63%	11/01/2011	$ 1,551,305
Nabisco, Inc.			
1,000,000	7.05	07/15/2007	1,100,695
Tyson Foods, Inc.			
2,425,000	8.25	10/01/2011	2,821,771
			$ 5,473,771
Gaming – 0.5%			
Harrahs Operating Co., Inc.†			
$ 1,650,000	5.38%	12/15/2013	$ 1,604,683
MGM Mirage, Inc.			
850,000	8.50	09/15/2010	958,375
Park Place Entertainment Corp.			
950,000	8.50	11/15/2006	1,040,250
1,745,000	7.50	09/01/2009	1,919,500
			$ 5,522,808
Health Care – 0.4%			
Anthem Insurance Cos., Inc.†			
$ 350,000	9.13%	04/01/2010	$ 434,075
HCA, Inc.			
1,025,000	6.95	05/01/2012	1,070,884
400,000	6.30	10/01/2012	401,522
3,100,000	6.75	07/15/2013	3,187,150
			$ 5,093,631

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – (continued)				
Life Insurance – 0.3%				
American General Finance Corp.				
$ 200,000	2.75%	06/15/2008	$	190,894
Hartford Life, Inc.				
200,000	7.10	06/15/2007		220,196
Principal Financial Group Australia†				
2,750,000	8.20	08/15/2009		3,212,140
Reinsurance Group of America, Inc.				
550,000	6.75	12/15/2011		586,967
			$	4,210,197
Media-Cable – 1.3%				
AT&T Broadband Corp.				
$ 3,000,000	8.38%	03/15/2013	$	3,572,995
3,200,000	9.46	11/15/2022		4,159,433
Comcast Cable Communications, Inc.				
2,250,000	6.38	01/30/2006		2,384,027
550,000	8.38	05/01/2007		622,581
Lenfest Communications, Inc.				
2,000,000	8.38	11/01/2005		2,165,809
Rogers Cable, Inc.				
2,500,000	5.50	03/15/2014		2,277,210
			$	15,182,055
Media-Non Cable – 1.0%				
Chancellor Media Corp. LA				
$10,000,000	8.00%	11/01/2008	$	11,432,400
Non Captive – 0.6%				
American General Finance Corp.				
$ 250,000	5.75%	03/15/2007	$	266,524
GATX Financial Corp.				
1,950,000	6.00	11/19/2008		2,001,747
PHH Corp.				
4,000,000	7.13	03/01/2013		4,437,016
			$	6,705,287
Paper – 0.2%				
Weyerhaeuser Co.				
$ 1,150,000	6.00%	08/01/2006	$	1,219,675
1,345,000	6.88	12/15/2033		1,385,591
			$	2,605,266
Pipelines – 0.9%				
CenterPoint Energy Resources Corp.				
$ 2,950,000	7.88%	04/01/2013	$	3,326,859
6,250,000	5.95	01/15/2014		6,203,550
Panhandle Eastern Pipeline				
1,350,000	4.80	08/15/2008		1,371,078
			$	10,901,487
Property/Casualty Insurance – 2.7%				
Ace Ltd.				
$ 6,000,000	6.00%	04/01/2007	$	6,409,290
Arch Capital Group Ltd.				
2,300,000	7.35	05/01/2034		2,292,847
Assurant, Inc.†				
550,000	5.63	02/15/2014		551,260
3,175,000	6.75	02/15/2034		3,215,621

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – (continued)				
Property/Casualty Insurance – (continued)				
CNA Financial Corp.				
$ 500,000	6.50%	04/15/2005	$	518,295
1,375,000	6.75	11/15/2006		1,481,562
98,000	6.60	12/15/2008		104,248
300,000	7.25	11/15/2023		304,388
Hartford Financial Services Group, Inc.				
2,000,000	7.90	06/15/2010		2,335,696
Liberty Mutual Group†				
1,550,000	5.75	03/15/2014		1,516,343
1,275,000	7.00	03/15/2034		1,250,476
QBE Insurance Group Ltd.#†				
3,150,000	5.65	07/01/2023		3,018,579
SAFECO Corp.				
5,000,000	6.88	07/15/2007		5,508,750
400,000	7.25	09/01/2012		454,234
Zurich Capital Trust I†				
2,500,000	8.38	06/01/2037		2,799,000
			$	31,760,589
REITs – 0.9%				
Chelsea Property Group, Inc.				
$ 1,000,000	6.00%	01/15/2013	$	1,032,603
EOP Operating LP				
1,500,000	7.75	11/15/2007		1,697,941
iStar Financial, Inc.†				
3,275,000	5.70	03/01/2014		3,107,156
Liberty Property LP				
1,000,000	7.10	08/15/2004		1,013,430
1,100,000	7.25	03/15/2011		1,227,740
Simon Property Group LP				
200,000	7.38	01/20/2006		215,035
2,250,000	6.38	11/15/2007		2,460,872
			$	10,754,777
Tobacco – 0.7%				
Altria Group, Inc.				
$ 900,000	5.63%	11/04/2008	$	923,866
1,500,000	7.00	11/04/2013		1,596,742
Philip Morris Companies, Inc.				
3,000,000	6.95	06/01/2006		3,200,327
UST, Inc.				
2,250,000	6.63	07/15/2012		2,453,719
			$	8,174,654
Wireless Telecommunications – 0.8%				
America Movil SA de CV†				
$ 4,500,000	4.13%	03/01/2009	$	4,314,150
2,250,000	5.50	03/01/2014		2,105,318
AT&T Wireless Services, Inc.				
1,000,000	7.50	05/01/2007		1,110,445
1,750,000	7.88	03/01/2011		2,013,872
			$	9,543,785
Wirelines Telecommunications – 2.6%				
British Telecommunications PLC				
$ 2,750,000	8.88%	12/15/2030	$	3,458,913

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Wirelines Telecommunications – (continued)			
Deutsche Telekom International Finance B.V.			
$ 6,300,000	8.25%	06/15/2030	$ 7,825,129
France Telecom SA			
3,000,000	7.75	03/01/2011	3,538,712
Koninklijke (Royal) KPN NV			
1,800,000	8.38	10/01/2030	2,204,385
Qwest Capital Funding, Inc.			
1,250,000	7.75	08/15/2006	1,225,000
500,000	7.90	08/15/2010	427,500
Qwest Corp.			
300,000	7.20	11/01/2004	303,750
Sprint Capital Corp.			
1,500,000	6.00	01/15/2007	1,595,638
1,500,000	8.38	03/15/2012	1,759,724
2,700,000	6.88	11/15/2028	2,650,906
Telefonos De Mexico SA de CV			
3,750,000	8.25	01/26/2006	4,058,479
TPSA Finance BV†			
2,200,000	7.75	12/10/2008	2,470,527
			$ 31,518,663
TOTAL CORPORATE BONDS			
(Cost $244,282,114)			$ 247,847,251

Principal Amount	Interest Rate	Maturity Date	Value
Emerging Market Debt – 0.9%			
Pemex Finance Ltd.			
$ 600,000	8.02%	05/15/2007	$ 630,000
700,000	9.15	11/15/2018	835,956
Russian Federation			
2,110,000	10.00	06/26/2007	2,400,125
2,050,000	8.25	03/31/2010	2,226,813
United Mexican States			
1,626,000	8.30	08/15/2031	1,745,918
3,252,000	7.50	04/08/2033	3,201,187
TOTAL EMERGING MARKET DEBT			
(Cost $11,052,499)			$ 11,039,999

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – 38.6%			
Adjustable Rate Federal National Mortgage Association (FNMA)# – 2.2%			
$ 224,639	4.50%	03/01/2033	$ 230,130
5,271,919	3.15	01/01/2035	5,325,531
4,399,799	4.65	08/01/2035	4,494,230
9,844,408	4.61	07/01/2036	10,056,389
5,986,554	3.06	08/01/2037	6,047,636
			$ 26,153,916

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Adjustable Rate Non-Agency# – 2.5%			
Bank of America Mortgage Securities, Inc. Series 2002-D, Class 1A1			
$ 836,905	5.34%	05/25/2032	$ 843,183
Bank of America Mortgage Securities, Inc. Series 2002-H, Class 1A2			
2,184,306	5.02	08/25/2032	2,193,070
Bear Stearns Adjustable Rate Mortgage Trust Series 2003-5, Class 1A1			
1,312,303	4.17	08/25/2033	1,302,697
Countrywide Home Loans Series 2003-37, Class 1A1			
758,535	4.00	08/25/2033	753,977
CS First Boston Mortgage Securities Corp. Series 2003-AR9, Class 2A2			
895,337	5.10	03/25/2033	901,994
CS First Boston Mortgage Securities Corp. Series 2004-AR1, Class 6A1			
4,724,526	1.53	02/25/2034	4,728,873
Washington Mutual Series 2002-AR6, Class A			
7,803,827	2.63	06/25/2042	7,896,649
Washington Mutual Series 2002-AR9, Class 1A			
7,919,996	2.63	08/25/2042	7,977,992
Washington Mutual Series 2002-AR19, Class A7			
2,797,009	4.68	02/25/2033	2,857,978
			$ 29,456,413
Commercial Mortgage-Backed Securities (CMBS) – 3.9%			
Interest Only@ – 1.1%			
Bear Stearns Commercial Mortgage Securities, Inc. Series 2001- TOP2, Class X2#†			
$38,000,000	1.36%	02/15/2035	$ 1,684,981
CS First Boston Mortgage Securities Corp. Series 2002-CKS4, Class ASP#†			
29,838,133	1.89	11/15/2036	2,124,681
CS First Boston Mortgage Securities Corp. Series 2002-CP3, Class ASP#†			
25,500,000	1.74	07/15/2035	1,516,878
GE Capital Commercial Mortgage Corp. Series 2003-C1, Class X2#†			
25,161,786	1.30	01/10/2038	1,173,850
Greenwich Capital Commercial Funding Corp. Series 2003-C1, Class XP#†			
11,000,000	2.44	07/25/2035	974,132
Greenwich Capital Commercial Funding Corp. Series 2003-C2, Class XP#†			
15,750,000	1.34	01/05/2036	1,141,875
LB-UBS Commercial Mortgage Trust Series 2002-C2, Class XCP#†			
37,500,000	1.61	07/15/2035	1,992,761
LB-UBS Commercial Mortgage Trust Series 2002-C7, Class XCP#†			
47,190,000	1.38	01/15/2036	2,002,829
			$ 12,611,987

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Sequential Fixed Rate CMBS – 2.8%			
Asset Securitization Corp. Series 1997-D4, Class A1D			
$ 883,017	7.49%	04/14/2029	$ 970,968
Commercial Mortgage Acceptance Corp. Series 1997-ML1, Class A3			
2,800,000	6.57	12/15/2030	3,007,245
CS First Boston Mortgage Securities Corp. Series 1997-C2, Class A3			
10,000,000	6.55	01/17/2035	10,788,841
First Union-Lehman Brothers Commercial Mortgage Services Series 1997-C1, Class A2			
7,972	7.30	04/18/2029	7,966
First Union-Lehman Brothers Commercial Mortgage Services Series 1997-C1, Class A3			
5,150,000	7.38	04/18/2029	5,623,615
First Union-Lehman Brothers Commercial Mortgage Services Series 1997-C2, Class A2			
127,360	6.60	11/18/2029	128,058
First Union-Lehman Brothers Commercial Mortgage Services Series 1997-C2, Class A3			
1,000,000	6.65	11/18/2029	1,082,758
J.P. Morgan Commercial Mortgage Finance Corp. Series 1999-C8, Class A2			
3,000,000	7.40	07/15/2031	3,390,825
Merrill Lynch Mortgage Investors, Inc. Series 1998-C2, Class A2			
3,595,642	6.39	02/15/2030	3,818,134
Merrill Lynch Mortgage Investors, Inc. Series 1999-C1, Class A2			
4,500,000	7.56	11/15/2031	4,977,046
			$ 33,795,456
TOTAL CMBS			$ 46,407,443
Federal Home Loan Mortgage Corp. (FHLMC) – 2.1%			
$ 270,666	6.00%	04/01/2009	$ 284,843
87,478	5.50	07/01/2013	90,244
501,907	5.50	12/01/2013	517,778
8,623,881	6.00	12/01/2013	9,023,417
6,578,172	6.50	12/01/2013	6,960,138
164,413	5.50	02/01/2014	169,510
80,410	5.50	06/01/2014	82,903
152,641	5.50	09/01/2014	157,373
10,404	7.00	10/01/2014	11,077
4,309,746	6.00	12/01/2014	4,482,136
99,665	7.00	05/01/2015	106,111
301,474	8.00	07/01/2015	320,692
31,031	7.00	02/01/2016	33,037
139,765	7.00	03/01/2016	148,798
1,834,878	7.50	05/01/2016	1,958,516
10,682	7.00	10/01/2017	11,324
186,433	7.00	06/01/2026	197,301
661,670	7.50	03/01/2027	708,718
141,175	7.50	12/01/2030	151,129
151,308	7.50	01/01/2031	161,973
			$ 25,577,018

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Federal National Mortgage Association (FNMA) – 12.2%			
$ 357,640	6.50%	11/01/2009	$ 380,982
1,298,843	6.50	10/01/2010	1,379,976
2,701,978	6.50	06/01/2011	2,873,009
1,426,465	6.50	01/01/2013	1,514,849
357,427	6.50	10/01/2013	378,723
722,302	8.50	10/01/2015	789,109
35,042	7.00	01/01/2016	37,384
235,754	6.00	08/01/2018	242,332
1,719,870	6.50	06/01/2019	1,791,270
3,151,554	6.50	07/01/2022	3,281,401
5,406,931	6.50	08/01/2022	5,629,701
3,204,843	6.50	11/01/2022	3,336,746
6,623	6.50	02/01/2026	6,893
59,295	6.50	08/01/2026	61,712
13,896	6.50	09/01/2027	14,449
6,774	6.50	11/01/2027	7,044
24,919	6.50	04/01/2028	25,995
44,927	7.50	03/01/2029	47,958
87,463	7.50	08/01/2029	93,329
10,210	7.50	09/01/2029	10,894
4,656	7.50	11/01/2029	4,968
385,994	7.50	12/01/2030	414,501
194,014	8.00	01/01/2031	210,335
250,579	8.00	02/01/2031	270,530
2,626,038	7.00	03/01/2031	2,785,405
1,025,658	6.50	09/01/2031	1,071,122
1,448,654	6.50	10/01/2031	1,512,989
2,913,420	6.50	11/01/2031	3,043,047
5,869,250	6.50	01/01/2032	6,131,371
1,075,914	7.00	07/01/2032	1,135,290
89,000,000	5.00	TBA-15yr∝	89,438,125
17,000,000	5.50	TBA-30yr∝	16,957,500
			$ 144,878,939
Government National Mortgage Association (GNMA) – 0.0%			
$ 103,101	6.50%	01/15/2028	$ 107,788
73,720	6.50	02/15/2028	77,071
61,145	6.50	03/15/2028	63,925
			$ 248,784
Collateralized Mortgage Obligations (CMOs) – 15.7%			
Interest Only@ – 0.5%			
ABN AMRO Mortgage Corp. Series 2003-5, Class A2			
$13,617,717	5.50%	04/25/2033	$ 1,238,393
Countrywide Funding Corp. Series 2003-42, Class 2X1			
6,594,767	0.39	10/25/2033	46,229
CS First Boston Mortgage Securities Corp. Series 2002-AR20, Class 2X			
11,519,504	0.60	08/25/2033	110,209
CS First Boston Mortgage Securities Corp. Series 2002-AR31, Class 5X			
10,413,839	0.98	11/25/2032	94,756
CS First Boston Mortgage Securities Corp. Series 2003-8, Class 3A2			
3,104,761	5.50	04/25/2033	210,832

Principal Amount	Interest Rate	Maturity Date	Value

Mortgage-Backed Obligations – (continued)

Interest Only@ – (continued)

CS First Boston Mortgage Securities Corp. Series 2003-10, Class 3A13

| $ 2,077,626 | 5.75% | 05/25/2033 | $ 102,697 |

CS First Boston Mortgage Securities Corp. Series 2003-11, Class 1A2

| 2,338,959 | 5.50 | 06/25/2033 | 222,219 |

CS First Boston Mortgage Securities Corp. Series 2003-AR18, Class 2X

| 10,695,534 | 0.78 | 07/25/2033 | 131,326 |

FHLMC Series 2542, Class NU

| 990,725 | 5.50 | 05/15/2022 | 168,295 |

FNMA Series 2003-36, Class IO

| 6,248,695 | 5.50 | 12/25/2031 | 875,894 |

FNMA Series 2003-46, Class PI

| 12,000,000 | 5.50 | 11/25/2027 | 1,628,822 |

GNMA REMIC Trust Series 2002-79, Class IP

| 1,632,553 | 6.00 | 06/20/2028 | 38,219 |

Washington Mutual Series 2003-AR4, Class X1#

| 13,101,933 | 1.18 | 01/25/2008 | 181,704 |

Washington Mutual Series 2003-AR5, Class X1#

| 33,079,229 | 0.76 | 02/25/2008 | 356,306 |

Washington Mutual Series 2003-AR6, Class X2

| 25,737,231 | 0.37 | 05/25/2008 | 129,201 |

Washington Mutual Series 2003-AR7, Class X#

| 40,397,364 | 0.98 | 06/25/2008 | 468,610 |

Washington Mutual Series 2003-AR12, Class X#

| 26,780,753 | 0.54 | 02/25/2034 | 276,278 |

Wells Fargo Mortgage Backed Securities Trust Series 2003-G,Class AI0#

| 22,070,427 | 0.80 | 06/25/2033 | 286,474 |
| | | | $ 6,566,464 |

Inverse Floater# – 0.7%

FHLMC Series 1544, Class M

| $ 196,158 | 18.36% | 07/15/2008 | $ 214,999 |

FNMA Series 1993-072, Class SA

| 91,979 | 17.37 | 05/25/2008 | 101,964 |

FNMA Series 1993-093, Class SA

| 141,230 | 18.99 | 05/25/2008 | 157,990 |

FNMA Series 1993-095, Class SE

| 106,434 | 20.44 | 06/25/2008 | 123,606 |

FNMA Series 1993-135, Class S

| 196,900 | 14.39 | 07/25/2008 | 214,805 |

FNMA Series 1993-175, Class SA

| 860,711 | 12.50 | 09/25/2008 | 944,234 |

GNMA Series 2001-48, Class SA

| 490,912 | 22.91 | 10/16/2031 | 580,940 |

GNMA Series 2001-51, Class SA

| 954,955 | 27.73 | 10/16/2031 | 1,194,118 |

GNMA Series 2001-51, Class SB

| 986,897 | 22.91 | 10/16/2031 | 1,157,176 |

GNMA Series 2001-59, Class SA

| 175,532 | 22.75 | 11/16/2024 | 206,989 |

GNMA Series 2001-62, Class SB

| 214,963 | 22.43 | 11/16/2027 | 245,617 |

Principal Amount	Interest Rate	Maturity Date	Value

Mortgage-Backed Obligations – (continued)

Inverse Floater# – (continued)

GNMA Series 2002-11, Class SA

| $ 523,220 | 32.43% | 02/16/2032 | $ 684,402 |

GNMA Series 2002-13, Class SB

| 1,220,018 | 32.43 | 02/16/2032 | 1,603,259 |

Morgan Stanley Mortgage Trust Series 40, Class 16

| 868,932 | 10.65 | 01/20/2022 | 1,016,858 |
| | | | $ 8,446,957 |

IOette@# – 0.0%

FNMA Series 1992-24, Class N

| $ 1,964 | 789.00% | 03/25/2007 | $ 17,119 |

Planned Amortization Class (PAC) CMOs – 5.7%

FHLMC Series 1508, Class H

| $ 135,665 | 7.50% | 10/15/2022 | $ 135,602 |

FHLMC Series 2335, Class GD

| 449,553 | 6.50 | 01/15/2030 | 449,320 |

FHLMC Series 2454, Class BE

| 14,110,704 | 6.50 | 10/15/2030 | 14,574,058 |

FNMA Series 1993-78, Class H

| 1,900,000 | 6.50 | 06/25/2008 | 1,998,615 |

FNMA Series 1993-201, Class K

| 8,833,136 | 6.50 | 01/25/2023 | 8,985,502 |

FNMA Series 1999-1, Class PG

| 12,000,000 | 6.50 | 04/25/2028 | 12,439,638 |

FNMA Series 1999-51, Class LG

| 2,771,523 | 6.50 | 12/25/2028 | 2,842,072 |

FNMA Series 2001-48, Class PD

| 1,000,000 | 6.50 | 06/25/2020 | 1,043,643 |

FNMA Series 2001-57, Class PC

| 5,905,264 | 6.50 | 09/25/2030 | 6,006,084 |

FNMA Series 2001-64, Class QE

| 2,912,634 | 6.00 | 04/25/2027 | 2,914,604 |

FNMA Series 2001-70, Class LN

| 306,727 | 6.25 | 06/25/2030 | 320,227 |

GNMA Series 2001-60, Class PK

| 3,264,325 | 6.00 | 09/20/2028 | 3,301,210 |

GNMA Series 2001-62, Class PB

| 8,221,679 | 6.00 | 09/20/2027 | 8,274,852 |

GNMA Series 2002-1, Class PB

| 1,848,167 | 6.00 | 02/20/2029 | 1,875,422 |

GNMA Series 2002-3, Class LE

| 2,247,413 | 6.50 | 08/20/2030 | 2,281,318 |
| | | | $ 67,442,167 |

Planned Amortization – Interest Only@ – 0.0%

FNMA Series 1993-11, Class M

| $ 175,348 | 7.50% | 02/25/2008 | $ 11,022 |

Regular Floater CMOs# – 6.0%

FHLMC Series 1537, Class F

| $ 805,153 | 2.84% | 06/15/2008 | $ 810,620 |

FNMA REMIC Trust Series 1993-175, Class FA

| 1,859,135 | 3.78 | 09/25/2008 | 1,901,331 |

MLCC Mortgage Investors, Inc. Series 2003-A, Class 2A1

| 7,279,036 | 1.49 | 03/25/2028 | 7,302,366 |

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations – (continued)			
Regular Floater CMOs# – (continued)			
MLCC Mortgage Investors, Inc. Series 2003-A, Class 2A2			
$ 2,539,198	1.59%	03/25/2028	$ 2,557,784
MLCC Mortgage Investors, Inc. Series 2003-C, Class A1			
5,526,483	1.43	06/25/2028	5,551,314
MLCC Mortgage Investors, Inc. Series 2004-A, Class A1			
21,738,006	1.33	04/25/2029	21,707,854
Sequoia Mortgage Trust Series 2003-1, Class 1A			
6,803,135	1.48	04/20/2033	6,803,134
Structured Asset Securities Corp. Series 2003-37A, Class 3A7			
13,669,610	4.52	12/25/2033	13,467,300
Structured Asset Securities Corp. Series 2003-40A, Class 3A1			
11,471,565	4.62	01/25/2034	11,491,216
			$ 71,592,919
Sequential Fixed Rate CMOs – 2.8%			
Bank of America Mortgage Securities, Inc. Series 2002-9, Class 3A1			
$ 312,780	6.00%	10/25/2017	$ 319,759
FHLMC Series 2145, Class KA			
690,201	6.35	09/15/2026	694,877
FHLMC Series 2367, Class BC			
4,630,963	6.00	04/15/2016	4,752,599
FNMA Series 2001-M2, Class C			
5,957,085	6.30	09/25/2015	6,334,869
FNMA Series 2002-63, Class KB			
6,554,592	4.75	02/25/2014	6,676,321
GNMA Series 2002-27, Class C			
419,055	6.50	01/20/2030	419,402
Residential Accredit Loans, Inc. Series 1998-QS14, Class A6			
3,423,158	6.75	10/25/2028	3,444,835
Residential Accredit Loans, Inc. Series 2001-QS4, Class A4			
10,002,051	7.00	04/25/2031	10,155,876
			$ 32,798,538
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS (CMOs)			$ 186,875,186
TOTAL MORTGAGE-BACKED OBLIGATIONS (Cost $458,986,004)			$ 459,597,699
Agency Debentures – 8.6%			
Federal Home Loan Bank			
$ 5,000,000	5.38%	05/15/2009	$ 5,292,999
Federal Home Loan Mortgage Corp.			
1,600,000	5.00	07/30/2009	1,614,149
27,000,000	6.63	09/15/2009	30,197,341
28,000,000	7.00	03/15/2010	31,916,080
Federal National Mortgage Association			
100,000	6.00	12/15/2005	105,952
15,000,000	6.63	09/15/2009	16,776,300
12,800,000	7.25	01/15/2010	14,751,386
Small Business Administration			
1,498,002	6.30	06/01/2018	1,594,410
TOTAL AGENCY DEBENTURES (Cost $103,340,054)			$ 102,248,617

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – 11.9%			
Auto – 0.6%			
MFN Auto Receivables Trust Series 2002-A, Class A1†			
$ 722,805	3.81%	01/15/2005	$ 724,612
Onyx Acceptance Auto Trust Series 2001-A, Class A4			
5,850,381	7.44	11/15/2007	5,911,048
			$ 6,635,660
Credit Card – 2.1%			
Capital One Multi-Asset Execution Trust Series 2003-A1, Class A1#			
$24,841,000	1.49%	01/15/2009	$ 24,966,897
Home Equity – 8.3%			
Aames Mortgage Trust Series 2000-2, Class A6F			
$ 929,799	7.18%	11/25/2028	$ 990,993
Amortizing Residential Collateral Trust Series 2002-BC1M, Class A#			
5,700,630	1.38	01/01/2032	5,703,593
Amortizing Residential Collateral Trust Series 2002-BC3M, Class A#			
1,148,648	1.37	06/25/2032	1,149,425
AQ Finance NIM Trust Series 2002-N2A†			
361,345	8.90	05/25/2032	361,737
AQ Finance NIM Trust Series 2003-N1†			
131,406	9.37	03/25/2033	131,365
AQ Finance NIM Trust Series 2003-N6#†			
4,313,998	1.40	05/25/2010	4,313,668
ARC Net Interest Margin Trust Series 2002-6, Class A†			
248,969	7.75	09/27/2032	251,087
ContiMortgage Home Equity Loan Trust Series 1999-1, Class A7			
189,485	6.47	12/25/2013	196,389
Countrywide Home Equity Loan Trust Series 2002-E, Class A#			
11,699,125	1.36	10/15/2028	11,708,262
Countrywide Home Equity Loan Trust Series 2003-D, Class A#			
17,168,925	1.36	06/15/2029	17,168,914
First Franklin Mortgage Loan Asset Backed Certificates Series 2004-FF1, Class A2#			
12,438,015	1.34	11/25/2034	12,441,908
First Franklin NIM Trust Series 2002-FF1, Class A†			
293,185	7.87	04/25/2032	292,077
HFC Home Equity Loan Asset Backed Certificates Series 2002-2, Class A#			
5,929,347	1.40	04/20/2032	5,943,626
HFC Home Equity Loan Asset Backed Certificates Series 2002-3, Class A#			
6,966,168	1.55	07/20/2032	6,982,844
Household Home Equity Loan Trust Series 2003-1, Class A#			
8,997,522	1.45	10/20/2032	9,018,914
Impac CMB Trust Series 2004-3, Class 1A#			
11,966,038	1.35	06/25/2034	11,955,387
Indy Mac Home Equity ABS, Inc. Series 2002-B, Class AV#			
3,597,016	1.55	10/25/2033	3,608,818
Long Beach Asset Holdings Corp. Series 2003-3, Class N1†			
549,213	7.26	07/25/2033	553,634

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – (continued)			
Home Equity – (continued)			
NC Finance NIM Trust Series 2003-2†			
$ 126,401	9.00%	01/25/2033	$ 126,311
Novastar NIM Trust Series 2003 N-1†			
537,924	7.39	09/28/2033	538,743
Sail Net Interest Margin Notes Series 2003-05, Class A†			
681,549	7.35	06/27/2033	685,931
Sail Net Interest Margin Notes Series 2003-12A, Class A†			
776,415	7.35	11/27/2033	775,798
Sail Net Interest Margin Notes Series 2003-13A, Class A†			
971,063	6.75	11/27/2033	974,936
Sail Net Interest Margin Notes Series 2003-BC1A, Class A†			
390,442	7.75	01/27/2033	392,692
Salomon Brothers Mortgage Securities VII Series 2002-WMC2, Class A2#			
1,846,778	1.38	09/24/2032	1,848,175
Saxon Asset Securities Trust Series 2003-1, Class AV2#			
1,332,622	1.42	06/25/2033	1,334,495
			$ 99,449,722
Manufactured Housing – 0.3%			
Mid-State Trust Series 4, Class A			
$ 3,406,606	8.33%	04/01/2030	$ 3,731,453
Utilities – 0.6%			
Massachusetts RRB Special Purpose Trust Series 1999-1, Class A5			
$ 6,150,000	7.03%	03/15/2012	$ 6,909,355
TOTAL ASSET-BACKED SECURITIES (Cost $141,360,865)			$ 141,693,087
U.S. Treasury Obligations – 23.5%			
United States Treasury Interest-Only Stripped Securities@			
$28,000,000	0.00%	02/15/2012	$ 19,826,240
27,750,000	0.00	05/15/2012	19,363,423
20,200,000	0.00	02/15/2014	12,650,856
43,500,000	0.00	05/15/2014	26,816,358
3,000,000	0.00	05/15/2016	1,619,388
20,000,000	0.00	05/15/2017	10,101,560
11,600,000	0.00	05/15/2023	3,957,340
United States Treasury Principal-Only Stripped Securities●			
300,000	0.00	11/15/2004	297,999
43,700,000	0.00	05/15/2017	22,167,263
560,000	0.00	05/15/2018	265,597
4,900,000	0.00	02/15/2025	1,512,091
6,800,000	0.00	08/15/2025	2,040,952
250,000	0.00	08/15/2027	66,952
United States Treasury Bonds			
2,200,000	8.50	02/15/2020	2,997,126
1,900,000	7.13	02/15/2023	2,311,914
4,550,000	6.88^	08/15/2025	5,429,970
United States Treasury Notes			
87,800,000	1.63	02/28/2006	86,867,125

Principal Amount	Interest Rate	Maturity Date	Value
U.S. Treasury Obligations – (continued)			
$14,400,000	2.25%	04/30/2006	$ 14,383,123
150,000	7.00	07/15/2006	164,547
47,000,000	2.63^	11/15/2006	46,957,774
TOTAL U.S. TREASURY OBLIGATIONS (Cost $282,457,917)			$ 279,797,598
Repurchase Agreement – 7.9%			
Joint Repurchase Agreement Account II△			
$94,200,000	1.05%	05/03/2004	$ 94,200,000
Maturity Value: $94,208,203			
TOTAL REPURCHASE AGREEMENT (Cost $94,200,000)			$ 94,200,000
TOTAL INVESTMENTS (Cost $1,335,679,453)			$1,336,424,251

† Securities are exempt from registration under rule 144A of the Securities Act of 1933. Under procedures approved by the Board of Trustees, such securities have been determined to be liquid by the Investment Adviser and may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $70,395,579, which represent 5.9% of net assets as of April 30, 2004.

\# Variable rate security. Interest rate disclosed is that which is in effect at April 30, 2004.

∝ TBA (To Be Announced) securities are purchased on a forward commitment basis with an approximate (generally +/– 2.5%) principal amount and no defined maturity date. The actual principal and maturity date will be determined upon settlement when the specific mortgage pools are assigned.

@ Represents security with notional or nominal principal amount. The actual effective yield of this security is different than the stated interest rate due to the amortization of related premiums or accretion of discounts.

^ A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

△ Joint repurchase agreement was entered into on April 30, 2004.

● Security is issued with a zero coupon. Income is recognized through the accretion of discount.

± Perpetual Maturity. Maturity date presented represents the next call date.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REMIC—Real Estate Mortgage Investment Conduit
REIT —Real Estate Investment Trust

Statement of Investments

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – 92.8%			
Aerospace/Defense – 0.7%			
Bombardier Capital, Inc.†			
$ 125,000	6.13%	06/29/2006	$ 130,938
Bombardier, Inc.†			
100,000	7.45	05/01/2034	98,460
			$ 229,398
Automotive – 7.4%			
DaimlerChrysler NA Holding Corp.			
$ 100,000	6.40%	05/15/2006	$ 106,396
400,000	6.50	11/15/2013	412,587
Ford Motor Co.			
325,000	6.63	10/01/2028	291,677
250,000	6.38	02/01/2029	216,742
Ford Motor Credit Co.			
100,000	7.60	08/01/2005	105,859
700,000	7.00	10/01/2013	719,901
General Motors Acceptance Corp.			
500,000	6.88	09/15/2011	524,805
50,000	8.00	11/01/2031	52,385
			$ 2,430,352
Banks – 20.2%			
ANZ Capital Trust I†			
$ 275,000	4.48%	01/15/2010 ±	$ 270,280
375,000	5.36	12/15/2013 ±	365,884
Astoria Financial Corp.			
125,000	5.75	10/15/2012	127,586
Bank of America Corp.			
250,000	7.40	01/15/2011	287,473
Bank United Corp.			
50,000	8.88	05/01/2007	58,040
Citigroup, Inc.			
350,000	7.25	10/01/2010	399,748
Credit Suisse First Boston London#†			
100,000	7.90	05/01/2007 ±	111,310
Credit Suisse First Boston USA, Inc.			
250,000	6.13	11/15/2011	267,624
Danske Bank A/S#†			
150,000	7.40	06/15/2010	167,062
Fleet Boston Financial Corp.			
260,000	6.50	03/15/2008	284,481
Greenpoint Financial Corp.			
300,000	3.20	06/06/2008	290,316
HSBC Capital Funding LP#†			
875,000	4.61	06/27/2013 ±	806,524
J.P. Morgan Chase & Co.			
400,000	6.63	03/15/2012	440,297
MIZUHO Financial Group (Cayman)†			
700,000	5.79	04/15/2014	694,134
PNC Funding Corp.			
125,000	6.88	07/15/2007	137,182
Popular North America, Inc.			
156,000	6.13	10/15/2006	166,986
170,000	4.25	04/01/2008	171,243
150,000	3.88	10/01/2008	148,244

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Banks – (continued)			
Rabobank Capital Funding II#†			
$ 200,000	5.26%	12/31/2013 ±	$ 196,523
Republic New York Corp.			
69,000	5.88	10/15/2008	73,485
Royal Bank of Scotland Group PLC			
200,000	8.82	03/31/2005 ±	211,696
250,000	7.38#	04/01/2006 ±	271,228
Sovereign Bancorp, Inc.			
200,000	10.50	11/15/2006	233,282
Sovereign Bank#			
80,000	4.38	08/01/2013	79,622
Union Planters Bank			
125,000	5.13	06/15/2007	130,214
Union Planters Corp.			
160,000	7.75	03/01/2011	185,278
Washington Mutual Bank FA			
50,000	6.88	06/15/2011	55,919
			$ 6,631,661
Brokerage – 2.4%			
Lehman Brothers Holdings, Inc.			
$ 150,000	7.88%	08/15/2010	$ 175,330
Morgan Stanley			
550,000	6.60	04/01/2012	605,388
			$ 780,718
Chemicals – 0.9%			
Eastman Chemical Co.			
$ 170,000	7.25%	01/15/2024	$ 180,892
The Dow Chemical Co.			
125,000	5.25	05/14/2004	125,118
			$ 306,010
Consumer Cyclicals – 0.8%			
Cendant Corp.			
$ 250,000	6.25%	01/15/2008	$ 266,893
Diversified Manufacturing – 2.1%			
Tyco International Group SA			
$ 125,000	5.80%	08/01/2006	$ 131,141
400,000	6.38	10/15/2011	421,900
125,000	6.88	01/15/2029	126,097
			$ 679,138
Electric – 5.1%			
Calenergy, Inc.			
$ 175,000	7.63%	10/15/2007	$ 194,896
150,000	7.52	09/15/2008	168,288
CE Electric UK Funding Co.†			
150,000	6.85	12/30/2004	153,861
FirstEnergy Corp.			
150,000	6.45	11/15/2011	157,920
250,000	7.38	11/15/2031	262,568
MidAmerican Energy Holdings Co.			
150,000	5.88	10/01/2012	154,751
Nisource Finance Corp.			
150,000	6.15	03/01/2013	157,441

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Electric – (continued)			
Southern California Edison Co.			
$ 100,000	6.38%	01/15/2006	$ 105,751
TXU Australia Holdings†			
305,000	6.15	11/15/2013	321,163
			$ 1,676,639
Entertainment – 0.9%			
Time Warner Entertainment Co. LP			
$ 250,000	8.38%	03/15/2023	$ 293,517
Environmental – 1.1%			
Waste Management, Inc.			
$ 325,000	7.38%	08/01/2010	$ 368,821
Food & Beverage – 2.6%			
Cargill, Inc.†			
$ 300,000	3.63%	03/04/2009	$ 292,132
Kraft Foods, Inc.			
275,000	5.63	11/01/2011	284,406
Nabisco, Inc.			
125,000	7.05	07/15/2007	137,587
Tyson Foods, Inc.			
125,000	8.25	10/01/2011	145,452
			$ 859,577
Gaming – 0.7%			
Harrahs Operating Co., Inc.			
$ 100,000	7.13%	06/01/2007	$ 110,342
125,000	5.38†	12/15/2013	121,567
			$ 231,909
Health Care – 0.9%			
Anthem, Inc.			
$ 75,000	4.88%	08/01/2005	$ 77,357
HCA, Inc.			
200,000	6.30	10/01/2012	200,761
			$ 278,118
Integrated – 1.5%			
Amerada Hess Corp.			
$ 500,000	7.13%	03/15/2033	$ 500,242
Life Insurance – 2.4%			
Hartford Financial Services Group, Inc.			
$ 25,000	2.38%	06/01/2006	$ 24,705
Hartford Life, Inc.			
50,000	7.10	06/15/2007	55,049
John Hancock Financial Services, Inc.			
250,000	5.63	12/01/2008	265,828
Principal Life Global Funding I†			
100,000	3.63	04/30/2008	99,504
Prudential Funding LLC†			
300,000	6.60	05/15/2008	328,373
			$ 773,459

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Media-Cable – 4.0%			
AT&T Broadband Corp.			
$ 625,000	8.38%	03/15/2013	$ 744,374
Comcast Cable Communications Holdings, Inc.			
215,000	9.46	11/15/2022	279,462
Rogers Cable, Inc.			
200,000	5.50	03/15/2014	182,177
TCI Communications, Inc.			
100,000	8.00	08/01/2005	106,757
			$ 1,312,770
Media-Non Cable – 2.7%			
Clear Channel Communications, Inc.			
$ 550,000	8.00%	11/01/2008	$ 628,782
Donnelley (R.R.) & Sons†			
250,000	4.95	04/01/2014	241,428
			$ 870,210
Noncaptive-Financial – 4.9%			
American General Finance Corp.			
$ 317,000	4.50%	11/15/2007	$ 325,453
Capital One Bank			
125,000	6.50	06/13/2013	130,377
Countrywide Home Loan, Inc.			
500,000	5.63	05/15/2007	529,808
GATX Financial Corp.			
125,000	6.00	11/19/2008	128,317
General Electric Capital Corp.			
200,000	6.00	06/15/2012	213,257
PHH Corp.			
250,000	7.13	03/01/2013	277,314
			$ 1,604,526
Oil Field Services – 0.5%			
Transocean, Inc.			
$ 150,000	6.75%	04/15/2005	$ 155,803
Paper – 0.4%			
Weyerhaeuser Co.			
$ 50,000	6.00%	08/01/2006	$ 53,029
65,000	6.88	12/15/2033	66,962
			$ 119,991
Pipelines – 2.5%			
CenterPoint Energy Resources Corp.			
$ 225,000	7.88%	04/01/2013	$ 253,744
400,000	5.95	01/15/2014	397,027
Panhandle Eastern Pipeline			
150,000	4.80	08/15/2008	152,342
			$ 803,113
Property/Casualty Insurance – 7.1%			
ACE Capital Trust II			
$ 150,000	9.70%	04/01/2030	$ 199,627
Ace Ltd.			
375,000	6.00	04/01/2007	400,581
Arch Capital Group Ltd.			
150,000	7.35	05/01/2034	149,533

Statement of Investments (continued)

April 30, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Property/Casualty Insurance – (continued)			
Assurant, Inc.†			
$ 300,000	6.75%	02/15/2034	$ 303,838
CNA Financial Corp.			
100,000	6.60	12/15/2008	106,376
125,000	6.95	01/15/2018	127,613
Hartford Financial Services Group, Inc.			
100,000	6.38	11/01/2008	109,385
Liberty Mutual Group†			
125,000	5.75	03/15/2014	122,286
100,000	7.00	03/15/2034	98,076
QBE Insurance Group Ltd.#†			
350,000	5.65	07/01/2023	335,398
SAFECO Corp.			
224,000	6.88	07/15/2007	246,792
Zurich Capital Trust I†			
125,000	8.38	06/01/2037	139,950
			$ 2,339,455
REITs – 3.9%			
Chelsea Property Group, Inc.			
$ 100,000	6.00%	01/15/2013	$ 103,260
EOP Operating LP			
150,000	7.75	11/15/2007	169,794
ERP Operating LP			
100,000	7.10	06/23/2004	100,741
iStar Financial, Inc.†			
350,000	5.70	03/01/2014	332,062
Liberty Property LP			
225,000	7.75	04/15/2009	258,693
Simon Property Group LP			
100,000	7.38	01/20/2006	107,518
25,000	7.13	09/20/2007	28,060
150,000	7.75	01/20/2011	169,482
			$ 1,269,610
Supermarkets – 0.4%			
Albertson's, Inc.			
$ 100,000	7.50%	02/15/2011	$ 113,579
Tobacco – 3.8%			
Altria Group, Inc.			
$ 550,000	7.00%	11/04/2013	$ 585,472
Imperial Tobacco Overseas BV			
200,000	7.13	04/01/2009	221,327
UST, Inc.			
200,000	8.80	03/15/2005	210,713
215,000	6.63	07/15/2012	234,467
			$ 1,251,979
Wireless Telecommunications – 2.9%			
America Movil SA de CV†			
$ 350,000	4.13%	03/01/2009	$ 335,545
150,000	5.50	03/01/2014	140,355
AT&T Wireless Services, Inc.			
200,000	7.50	05/01/2007	222,089

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Wireless Telecommunications – (continued)			
TeleCorp PCS, Inc.			
$ 75,000	10.63%	07/15/2010	$ 85,621
Vodafone Group PLC			
150,000	7.88	02/15/2030	179,201
			$ 962,811
Wirelines Telecommunications – 10.0%			
British Telecommunications PLC			
$ 400,000	8.88%	12/15/2030	$ 503,115
Deutsche Telekom International Finance BV			
485,000	8.75	06/15/2030	602,411
France Telecom SA			
525,000	8.75	03/01/2011	619,275
Koninklijke (Royal) KPN NV			
100,000	8.38	10/01/2030	122,466
Sprint Capital Corp.			
100,000	6.00	01/15/2007	106,376
125,000	8.38	03/15/2012	146,644
300,000	6.88	11/15/2028	294,545
Telefonica Europe BV			
145,000	7.35	09/15/2005	154,508
Telefonos De Mexico SA de CV			
150,000	8.25	01/26/2006	162,339
150,000	4.50†	11/19/2008	148,240
TPSA Finance BV†			
300,000	7.75	12/10/2008	336,890
Verizon Global Funding Corp.			
100,000	4.38	06/01/2013	92,985
			$ 3,289,794
TOTAL CORPORATE BONDS **(Cost $30,856,351)**			$ 30,400,093
Emerging Market Debt – 0.9%			
Korea Development Bank			
$ 150,000	5.75%	09/10/2013	$ 152,185
United Mexican States			
42,000	8.30	08/15/2031	45,098
84,000	7.50	04/08/2033	82,687
TOTAL EMERGING MARKET DEBT **(Cost $280,993)**			$ 279,970

Principal Amount	Interest Rate	Maturity Date		Value
Repurchase Agreement – 2.4%				
Joint Repurchase Agreement Account II△				
$ 800,000	1.05%	05/03/2004	$	800,000
Maturity Value: $800,070				
TOTAL REPURCHASE AGREEMENT				
(Cost $800,000)			$	800,000
TOTAL INVESTMENTS				
(Cost $31,937,344)			$	31,480,063

† Securities are exempt from registration under rule 144A of the Securities Act of 1933. Under procedures approved by the Board of Trustees, such securities have been determined to be liquid by the Investment Adviser and may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $6,691,783, which represents 20.4% of net assets as of April 30, 2004.

\# Variable rate security. Interest rate disclosed is that which is in effect at April 30, 2004.

△ Joint repurchase agreement was entered into on April 30, 2004.

± Perpetual Maturity. Maturity date presented represents the next call date.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REIT—Real Estate Investment Trust

Statements of Assets and Liabilities

April 30, 2004 (Unaudited)

	Enhanced Income Fund
Assets:	
Investment in securities, at value (identified cost $1,058,742,398, $1,519,026,696, $845,659,625, $626,502,869, $218,679,104, $1,241,479,453 and $31,137,344)	$1,068,320,143
Repurchase Agreement	130,600,000
Cash[a]	72,512
Foreign currencies, at value (Core Fixed Income only identified cost $11,024)	—
Receivables:	
Investment securities sold, at value	—
Fund shares sold	25,908,963
Interest, at value	10,862,287
Variation margin	—
Reimbursement from investment adviser	3,630
Deferred offering costs	—
Other assets, at value	27,127
Total assets	1,235,794,662
Liabilities:	
Due to custodian	—
Payables:	
Investment securities purchased, at value	—
Fund shares repurchased	17,678,246
Swap contracts, at value	—
Income distribution	193,024
Amounts owed to affiliates	319,417
Variation margin	340,896
Accrued expenses and other liabilities, at value	94,856
Total liabilities	18,626,439
Net Assets:	
Paid-in capital	1,279,946,324
Accumulated undistributed (distributions in excess of) net investment income	3,240,056
Accumulated net realized gain (loss) on investment, futures, swaps and foreign currency related transactions	(80,332,140)
Net unrealized gain (loss) on investments, futures, swaps and translation of assets and liabilities denominated in foreign currencies	14,313,983
NET ASSETS	$1,217,168,223
Net asset value, offering and redemption price per share:[b]	
Class A	$9.89
Class B	—
Class C	—
Institutional	$9.88
Administration	$9.89
Service	—
Separate Account Institutional	—
Shares outstanding:	
Class A	22,321,794
Class B	—
Class C	—
Institutional	95,880,688
Administration	5,003,517
Service	—
Separate Account Institutional	—
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	123,205,999

(a) Includes restricted cash of $200,000, $800,000 and $74,988, relating to initial margin requirements and collateral on futures transactions for the Ultra Short Duration Government, Government Income and Investment Grade Credit Funds, respectively, and includes restricted cash of $28,100,000 on deposit with the swap counterparty as collateral for the Core Fixed Income Fund.

(b) Maximum public offering price per share for Class A Shares of the Enhanced Income and Ultra-Short Duration Government (NAV per share multiplied by 1.0152), Short Duration Government (NAV per share multiplied by 1.0204), Government Income, U.S. Mortgages, Core Fixed Income and Investment Grade Credit Funds (NAV per share multiplied by 1.0471) is $10.04, $9.56, $10.13, $15.39, $10.45, $10.45, and $10.51, respectively. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

The accompanying notes are an integral part of these financial statements.

	Ultra-Short Duration Government Fund	Short Duration Government Fund	Government Income Fund	U.S. Mortgages Fund	Core Fixed Income Fund	Investment Grade Credit Fund
	$1,510,560,450	$ 839,473,228	$ 622,992,059	$ 216,617,569	$1,242,224,251	$ 30,680,063
	307,300,000	47,200,000	76,000,000	115,300,000	94,200,000	800,000
	2,118,423	30,833	—	283,147	28,100,000	156,281
	—	—	—	—	13,301	—
	57,227,197	41,441,544	134,514,707	178,635,856	171,552,322	—
	8,178,820	891,805	3,078,937	2,984,262	1,382,573	875,000
	6,644,634	4,421,437	2,953,165	644,378	8,592,332	496,811
	—	—	117,331	40,765	768,424	—
	—	65,514	46,635	48,072	—	32,299
	—	—	—	52,421	—	51,928
	30,728	22,971	18,951	41,737	21,242	41,506
	1,892,060,252	933,547,332	839,721,785	514,648,207	1,546,854,445	33,133,888
	—	—	20,503,650	—	32,369,571	—
	—	85,763,560	187,529,288	289,226,155	297,948,751	278,566
	24,826,745	8,337,433	1,423,495	—	14,520,135	—
	—	—	—	—	7,927,698	—
	1,589,323	496,355	141,864	318,560	991,047	9,608
	849,706	619,774	498,311	63,784	646,293	9,225
	388,593	49,580	—	—	57,208	4,281
	93,284	58,271	73,949	78,626	93,577	68,890
	27,747,651	95,324,973	210,170,557	289,687,125	354,554,280	370,570
	1,992,559,465	853,740,469	630,260,672	227,311,010	1,189,479,853	33,184,624
	1,734,251	(750,900)	708,828	(726,687)	(1,105,448)	(107)
	(127,198,448)	(8,816,292)	2,840,605	968,640	19,026,593	9,692
	(2,782,667)	(5,950,918)	(4,258,877)	(2,591,881)	(15,100,833)	(430,891)
	$1,864,312,601	$ 838,222,359	$ 629,551,228	$ 224,961,082	$1,192,300,165	$ 32,763,318
	$9.42	$9.93	$14.70	$9.98	$9.98	$10.04
	—	$9.89	$14.70	—	$10.02	—
	—	$9.87	$14.69	—	$10.02	—
	$9.43	$9.90	$14.68	$9.99	$10.02	$10.05
	—	—	—	—	—	—
	$9.46	$9.89	$14.68	—	$10.02	—
	—	—	—	$9.98	—	$10.04
	49,386,969	29,213,962	29,177,611	529,018	45,653,285	124
	—	4,358,769	2,518,544	—	3,464,376	—
	—	10,638,518	1,491,917	—	2,547,834	—
	143,040,978	39,868,394	9,069,011	15,401,945	65,663,699	2,633,940
	—	—	—	—	—	—
	5,268,607	549,007	576,356	—	1,847,308	—
	—	—	—	6,594,034	—	627,756
	197,696,554	84,628,650	42,833,439	22,524,997	119,176,502	3,261,820

Statements of Operations

For the Period Ended April 30, 2004 (Unaudited)

	Enhanced Income Fund
Investment income:	
Interest	$ 23,139,447
Total income	23,139,447
Expenses:	
Management fees	1,698,842
Distribution and service fees[a]	393,567
Transfer agent fees[a]	507,955
Custody and accounting fees	109,771
Service share fees	—
Professional fees	29,998
Registration fees	23,884
Printing fees	32,180
Administration share fees	63,083
Trustee fees	6,181
Amortization of offering costs	—
Other	42,317
Total expenses	2,907,778
Less — expense reductions	(496,364)
Net Expenses	2,411,414
NET INVESTMENT INCOME	20,728,033
Realized and unrealized gain (loss) on investment, futures, swaps and foreign currency related transactions:	
Net realized gain (loss) from:	
Investment transactions	969,815
Futures transactions	(9,448,743)
Swap contracts	—
Foreign currency related transactions	—
Net change in unrealized gain (loss) on:	
Investments	(12,065,009)
Futures	6,535,498
Swap contracts	—
Translation of assets and liabilities denominated in foreign currencies	—
Net realized and unrealized gain (loss) on investment, futures, swaps and foreign currency related transactions	(14,008,439)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 6,719,594

(a) Class specific Distribution and Service and Transfer Agent fees were as follows:

	Distribution and Service Fees			Transfer Agent Fees						
Fund	Class A	Class B	Class C	Class A	Class B	Class C	Institutional	Administration	Service	Separate Account Institutional
Enhanced Income Fund	$393,567	$ —	$ —	$299,111	$ —	$ —	$198,751	$10,093	$ —	$ —
Ultra-Short Duration Fund	749,050	—	—	569,278	—	—	310.061	—	10,712	—
Short Duration Fund	378,913	234,907	583,662	287,974	44,632	110,896	83,893	—	1,226	—
Government Income Fund	491,347	202,052	113,494	373,423	38,390	21,564	29,631	—	1,842	—
U.S. Mortgages Fund	899	—	—	683	—	—	20,368	—	—	6,684
Core Fixed Income Fund	565,981	179,654	128,455	430,145	34,135	24,407	138,981	—	4,095	—
Investment Grade Credit	2	—	—	2	—	—	2,404	—	—	1,546

(b) U.S. Mortgages Fund and Investment Grade Credit Fund commenced operations on November 3, 2003.

Ultra-Short Duration Government Fund	Short Duration Government Fund	Government Income Fund	U.S. Mortgages Fund[b]	Core Fixed Income Fund	Investment Grade Credit Fund[b]
$ 34,050,297	$ 15,799,980	$ 12,425,359	$ 2,291,597	$ 23,928,889	$ 461,344
34,050,297	15,799,980	12,425,359	2,291,597	23,928,889	461,344
4,406,212	2,231,099	1,994,038	271,962	2,459,574	39,505
749,050	1,197,482	806,893	899	874,090	2
890,051	528,621	464,850	27,735	631,763	3,952
176,751	117,775	101,666	39,766	177,733	21,266
133,901	15,329	23,026	25,639	51,188	3,006
29,498	29,916	29,916	25,363	32,067	25,362
26,807	41,834	39,406	12,761	41,915	12,761
28,203	26,709	26,709	25,119	23,695	25,119
—	—	—	—	—	—
6,181	6,181	6,181	4,648	6,181	4,648
—	—	—	12,328	—	12,328
121,760	59,793	30,745	18,606	39,621	18,967
6,568,414	4,254,739	3,523,430	464,826	4,337,827	166,916
(4,651)	(300,241)	(564,674)	(197,246)	(2,274)	(129,305)
6,563,763	3,954,498	2,958,756	267,580	4,335,553	37,611
27,486,534	11,845,482	9,466,603	2,024,017	19,593,336	423,733
(412,202)	1,183,457	975,949	171,442	7,362,852	66,125
(11,136,284)	(891,449)	2,374,342	797,198	14,847,106	(56,433)
—	—	—	—	(1,707,192)	—
—	—	—	—	(122,513)	—
5,008,805	(3,709,073)	(4,568,082)	(2,061,535)	(9,240,386)	(457,281)
6,588,295	721,354	(1,059,990)	(530,346)	(8,656,419)	26,390
—	—	—	—	2,549,253	—
—	—	—	—	838,483	—
48,614	(2,695,711)	(2,277,781)	(1,623,241)	5,871,184	(421,199)
$ 27,535,148	$ 9,149,771	$ 7,188,822	$ 400,776	$ 25,464,520	$ 2,534

Statements of Changes in Net Assets

For the Period Ended April 30, 2004 (Unaudited)

	Enhanced Income Fund
From operations:	
Net investment income	$ 20,728,033
Net realized gain (loss) on investment, futures, swaps and foreign currency related transactions	(8,478,928)
Net change in unrealized gain (loss) on investments, futures, swaps and translation of assets and liabilities denominated in foreign currencies	(5,529,511)
Net increase in net assets resulting from operations	6,719,594
Distributions to shareholders:	
From net investment income	
Class A Shares	(4,320,169)
Class B Shares	—
Class C Shares	—
Institutional Shares	(15,711,037)
Administration Shares	(729,779)
Service Shares	—
Separate Account Institutional Shares	—
From net realized gains	
Class A Shares	—
Class B Shares	—
Class C Shares	—
Institutional Shares	—
Service Shares	—
Total distributions to shareholders	(20,760,985)
From share transactions:	
Proceeds from sales of shares	443,381,841
Reinvestment of dividends and distributions	17,547,921
Cost of shares repurchased	(765,517,001)
Net increase (decrease) in net assets resulting from share transactions	(304,587,239)
TOTAL INCREASE (DECREASE)	(318,628,630)
Net assets:	
Beginning of period	1,535,796,853
End of period	$1,217,168,223
Accumulated undistributed (distributions in excess of) net investment income	$ 3,240,056

(a) U.S. Mortgages Fund and Investment Grade Credit Fund commenced operations on November 3, 2003.

Ultra-Short Duration Government Fund	Short Duration Government Fund	Government Income Fund	U.S. Mortgages Fund[a]	Core Fixed Income Fund	Investment Grade Credit Fund[a]
$ 27,486,534	$ 11,845,482	$ 9,466,603	$ 2,024,017	$ 19,593,336	$ 423,733
(11,548,486)	292,008	3,350,291	968,640	20,380,253	9,692
11,597,100	(2,987,719)	(5,628,072)	(2,591,881)	(14,509,069)	(430,891)
27,535,148	9,149,771	7,188,822	400,776	25,464,520	2,534
(9,465,974)	(4,751,825)	(6,216,897)	(12,249)	(8,000,427)	(21)
—	(597,941)	(486,668)	—	(498,347)	—
—	(1,403,874)	(274,082)	—	(355,914)	—
(27,596,687)	(7,443,027)	(2,644,418)	(2,044,557)	(13,649,936)	(259,571)
—	—	—	—	—	—
(815,065)	(93,434)	(140,877)	—	(350,624)	—
—	—	—	(693,898)	—	(164,248)
—	—	(3,366,202)	—	(14,873,230)	—
—	—	(370,817)	—	(1,215,930)	—
—	—	(199,972)	—	(859,101)	—
—	—	(1,301,452)	—	(23,684,860)	—
—	—	(90,042)	—	(729,303)	—
(37,877,726)	(14,290,101)	(15,091,427)	(2,750,704)	(64,217,672)	(423,840)
646,737,849	267,574,589	182,192,994	252,262,282	262,146,237	41,278,076
26,751,738	11,063,355	13,979,582	1,432,010	50,741,121	362,565
(1,603,069,839)	(354,686,953)	(146,219,093)	(26,383,282)	(306,548,620)	(8,456,017)
(929,580,252)	(76,049,009)	49,953,483	227,311,010	6,338,738	33,184,624
(939,922,830)	(81,189,339)	42,050,878	224,961,082	(32,414,414)	32,763,318
2,804,235,431	919,411,698	587,500,350	—	1,224,714,579	—
$ 1,864,312,601	$ 838,222,359	$ 629,551,228	$224,961,082	$1,192,300,165	$32,763,318
$ 1,734,251	$ (750,900)	$ 708,828	$ (726,687)	$ (1,105,448)	$ (107)

Statements of Changes in Net Assets

For the Year Ended October 31, 2003

	Enhanced Income Fund
From operations:	
Net investment income	$ 76,128,321
Net realized gain (loss) on investment, options, futures, swaps and foreign currency related transactions	(9,711,742)
Net change in unrealized gain (loss) on investments, futures, swaps and translation of assets and liabilities denominated in foreign currencies	(17,849,510)
Net increase in net assets resulting from operations	48,567,069
Distributions to shareholders:	
From net investment income	
Class A Shares	(20,331,328)
Class B Shares	—
Class C Shares	—
Institutional Shares	(54,132,455)
Administration Shares	(636,079)
Service Shares	—
From net realized gains	
Class A Shares	—
Class B Shares	—
Class C Shares	—
Institutional Shares	—
Service shares	—
Total distributions to shareholders	(75,099,862)
From share transactions:	
Proceeds from sales of shares	1,887,117,875
Reinvestment of dividends and distributions	66,529,827
Cost of shares repurchased	(3,292,429,285)
Net increase (decrease) in net assets resulting from share transactions	(1,338,781,583)
TOTAL INCREASE (DECREASE)	(1,365,314,376)
Net assets:	
Beginning of year	2,901,111,229
End of year	$ 1,535,796,853
Accumulated undistributed net investment income	$ 3,273,008

 The accompanying notes are an integral part of these financial statements.

Ultra-Short Duration Government Fund	Short Duration Government Fund	Government Income Fund	Core Fixed Income Fund
$ 106,798,282	$ 30,985,889	$ 14,970,988	$ 50,240,172
(19,840,908)	(204,076)	8,185,551	41,050,604
(27,241,707)	(13,611,498)	(8,702,160)	(11,291,897)
59,715,667	17,170,315	14,454,379	79,998,879
(36,758,337)	(9,958,624)	(10,482,880)	(15,224,632)
—	(1,549,635)	(1,397,916)	(1,222,253)
—	(3,319,698)	(705,656)	(743,228)
(99,636,791)	(14,956,513)	(5,235,819)	(31,167,480)
—	—	—	—
(2,235,538)	(334,558)	(410,300)	(924,649)
—	—	(282,318)	(1,155,334)
—	—	(57,041)	(133,823)
—	—	(27,650)	(74,023)
—	—	(106,723)	(2,746,496)
—	—	(14,099)	(109,857)
(138,630,666)	(30,119,028)	(18,720,402)	(53,501,775)
3,857,993,633	906,757,628	602,412,055	655,115,170
106,769,668	22,752,384	16,723,406	38,502,701
(4,765,319,628)	(681,167,411)	(444,591,828)	(630,905,538)
(800,556,327)	248,342,601	174,543,633	62,712,333
(879,471,326)	235,393,888	170,277,610	89,209,437
3,683,706,757	684,017,810	417,222,740	1,135,505,142
$ 2,804,235,431	$919,411,698	$ 587,500,350	$1,224,714,579
$ 12,125,443	$ 1,693,719	$ 1,005,167	$ 2,156,464

Notes to Financial Statements

April 30, 2004 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes Goldman Sachs Enhanced Income Fund (Enhanced Income), Goldman Sachs Ultra-Short Duration Government Fund (Ultra-Short Duration Government), Goldman Sachs Short Duration Government Fund (Short Duration Government), Goldman Sachs Government Income Fund (Government Income), Goldman Sachs U.S. Mortgages Fund (U.S. Mortgages), Goldman Sachs Core Fixed Income Fund (Core Fixed Income) and Goldman Sachs Investment Grade Credit Fund (Investment Grade Credit), (collectively, ''the Funds'' or individually a ''Fund''). U.S. Mortgages and Investment Grade Credit Funds commenced operations in November 3, 2003. Each Fund is a are diversified portfolios of the Trust. Enhanced Income offers three classes of shares — Class A, Institutional and Administration. Ultra-Short Duration Government offers three classes of shares — Class A, Institutional and Service. U.S. Mortgages and Investment Grade Credit offers three classes of shares — Class A, Institutional and Separate Account Institutional. Government Income, Short Duration Government and Core Fixed Income offer five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Portfolio securities for which accurate market quotations are readily available are valued on the basis of quotations furnished by a pricing service or provided by dealers in such securities. Short-term debt obligations maturing in sixty days or less are valued at amortized cost. Portfolio securities for which accurate market quotations are not readily available are valued based on yield equivalents, pricing matrices or other sources, under valuation procedures established by the Trust's Board of Trustees.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued (net of foreign withholding taxes which are reduced by any amounts reclaimable by the Funds, where applicable), premium amortized and discount accreted. Net investment income (other than class specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

Certain mortgage security paydown gains and losses are taxable as ordinary income (loss). Such paydown gains and losses increase or decrease taxable ordinary income available for distribution and are classified as interest income in the accompanying Statements of Operations. Original issue discounts (OID) on debt securities are amortized to interest income over the life of the security with a corresponding increase in the cost basis of that security. Market discounts and market premiums on debt securities are amortized to interest income over the expected life of the security with a corresponding adjustment in the cost basis of that security.

C. Federal Taxes — It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable and tax-exempt income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Dividends and distributions to shareholders are recorded on ex-dividend date. Income distributions are declared daily and paid monthly. Capital gain distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with Federal income tax rules. Therefore, the source of a Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain, or from paid-in-capital, depending on the type of book/tax differences that may exist.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C shareholders of the Funds bear all expenses and fees relating to their respective Distribution and Service Plans. Service Shares bear all expenses and fees relating to their Service and Shareholder Administration Plans. Administration Shares bear all expenses and fees relating to their Administration Plan. Each class of shares of the Funds separately bears its respective class-specific Transfer Agency fees. Class A and Institutional Shareholders of the U.S. Mortgages and Investment Grade Credit Funds bear their respective class-specific Account Service fees.

E. Foreign Currency Translations — The books and records of the Funds are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies and sale of investments; (ii) currency gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; (iii) gains and losses from the difference between amounts of interest recorded and the amounts actually received. The effect of changes in foreign currency exchange rates on securities and derivative instruments are segregated in the Statements of Operations from the effects of changes in market prices of those securities and derivative instruments and are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

F. Mortgage Dollar Rolls — The Funds may enter into mortgage ''dollar rolls'' in which the Funds sell securities in the current month for delivery and simultaneously contract with the same counterparty to repurchase similar (same type, coupon and maturity) but not identical securities on a specified future date. For financial reporting and tax reporting purposes, the Funds treat mortgage dollar rolls as two separate transactions; one involving the purchase of a security and a separate transaction involving a sale.

G. Segregation Transactions — Funds may enter into derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, swap contracts, mortgage dollar rolls, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into those transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

H. Forward Sales Contracts — The Funds may enter into forward security sales of mortgage-backed securities in which the Funds sell securities in the current month for delivery of securities defined by pool stipulated characteristics on a specified future date. The value of the contract is recorded as a liability on the Fund's records with the difference between its market value and cash proceeds received being recorded as an unrealized gain or loss. Gains or losses are realized upon delivery of the security sold.

I. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Funds, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians under triparty repurchase agreements.

Notes to Financial Statements (continued)

April 30, 2004 (Unaudited)

3. AGREEMENTS

Goldman Sachs Asset Management, L.P. (''GSAM''), an affiliate of Goldman, Sachs & Co. (''Goldman Sachs'') serves as investment adviser pursuant to an Investment Management Agreement (the ''Agreement'') with the Trust on behalf of the Funds. Under the Agreement, GSAM, subject to the general supervision of the Trust's Board of Trustees, manages the Funds' portfolios.

As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, the adviser is entitled to a fee (''Management Fee'') computed daily and payable monthly, equal to an annual percentage rate of each Funds average daily net assets.

For the six months ended April 30, 2004, the adviser for the Enhanced Income, Government Income, U.S. Mortgages and Investment Grade Credit Funds voluntarily agreed to waive a portion of its Management Fee, equal to an annual percentage rate of each Fund's average daily net assets, as set forth below. The adviser may discontinue or modify these waivers in the future at its discretion.

Additionally, the adviser has voluntarily agreed to limit ''Other Expenses'' (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage, litigation, service share fees, indemnification, shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, a percentage rate of the average daily net assets of each Fund. Such expense reimbursements, if any, are computed daily and paid monthly. In addition, the Funds are not obligated to reimburse GSAM for prior fiscal year expense reimbursements, if any.

For the six months ended April 30, 2004, the Funds' Management fees, Management fee waivers and expense limitations as an annual percentage rate of average daily net assets are as follows:

	Management Fee			Other
Fund	Contractual Annual Rate	Waiver Annual Rate	Net Annual Rate	Expense Limit
Enhanced Income	0.25%	0.05%	0.20%	0.014%
Ultra-Short Duration Government	0.40	—	0.40	0.054
Short Duration Government	0.50	—	0.50	0.004
Government Income	0.65	0.11	0.54	0.004
U.S. Mortgages	0.40	0.07	0.33	0.004
Core Fixed Income	0.40	—	0.40	0.104
Investment Grade Credit	0.40	0.07	0.33	0.004

3. AGREEMENTS (continued)

The Trust, on behalf of each Fund, has adopted Distribution and Service Plans. Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25% for Enhanced Income, Ultra-Short Duration Government, U.S. Mortgages and Investment Grade Credit Funds average daily net assets attributable to Class A shares and 0.25%, 0.75% and 0.75% for Government Income and Core Fixed Income Fund's average daily net assets attributable to Class A, Class B and Class C shares, respectively. Additionally, Goldman Sachs and/or Authorized Dealers are entitled to receive, under the Plans, a separate fee for personal and account maintenance services equal to, on an annual basis, 0.25% of the Short Duration Government, Government Income and Core Fixed Income Funds average daily net assets attributable to Class B or Class C Shares. For the six months ended April 30, 2004, Goldman Sachs has voluntarily agreed to waive a portion of the Distribution and Service fees equal to 0.15% of the average daily net assets attributable to the Class B shares of Short Duration Government.

Goldman Sachs serves as Distributor of the shares of the Funds pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the six months ended April 30, 2004, Goldman Sachs advised the Funds that it retained approximately the following amounts:

Fund	Sales Load Class A	Contingent Deferred Sales Charge	
		Class B	Class C
Enhanced Income	$ 400	N/A	N/A
Ultra-Short Duration Government	18,200	N/A	N/A
Short Duration Government	17,900	$ —	$ —
Government Income	19,100	300	9,400
U.S. Mortgages	5,300	N/A	N/A
Core Fixed Income	80,500	—	800
Investment Grade Credit	—	N/A	N/A

Notes to Financial Statements (continued)

April 30, 2004 (Unaudited)

3. AGREEMENTS (continued)

Goldman Sachs also serves as Transfer Agent of the Funds for a fee. Fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C shares and 0.04% of the average daily net assets for Administration (Enhanced Income only), Separate Account Institutional (U.S. Mortgages and Investment Grade Credit), Institutional and Service shares. For the six months ended April 30, 2004, Goldman Sachs has voluntarily agreed to waive a portion of the Transfer Agent fees equal to 0.02% of the average daily net assets attributable to Institutional and Separate Account Institutional shares of U.S. Mortgages and Investment Grade Credit. Goldman Sachs may discontinue or modify this waiver in the future at its discretion.

The Trust, on behalf of the Funds, Ultra-Short Duration, Short Duration Government, Government Income and Core Fixed Income has adopted a Service Plan and Shareholder Administration Plan for Service Shares. In addition, the Trust on behalf of Enhanced Income Fund has adopted an Administration Plan for Administration shares. These Plans allow for Service and Administration Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan, Shareholder Administration Plan and Administration Plan provide for compensation to the service organizations in an amount up to 0.25%, 0.25% and 0.25%, respectively, (on an annual basis) of the average daily net asset value of each share class. The Trust, on behalf of Class A and Institutional Class shares of U.S. Mortgages and Investment Grade Credit Funds, has adopted Account Service Plans. Under these Plans, Goldman Sachs and Authorized Dealers are entitled to receive a fee for account service and account maintenance equal to, on an annual basis, 0.05% of the average daily net asset value of U.S. Mortgages and Investment Grade Credit Funds attributable to Class A shares.

For the six months ended April 30, 2004, the advisors and distributor have voluntarily agreed to waive certain fees and reimburse other expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction of the Funds' expenses. For the six months ended April 30, 2004, expense reductions were as follows (in thousands):

| Fund | Waivers | | | Other Expense Reimbursement | Custody Credit | Total Expense Reductions |
	Management Fees	Class B Distribution and Service Fees	Transfer Agent Fees			
Enhanced Income	$340	$ —	$ —	$149	$ 7	$496
Ultra-Short Duration Government	—	—	—	—	5	5
Short Duration Government	—	35	—	264	1	300
Government Income	338	—	—	222	5	565
U.S. Mortgages	48	—	13	136	—	197
Core Fixed Income	—	—	—	—	2	2
Investment Grade Credit	7	—	2	120	—	129

3. AGREEMENTS (continued)

At April 30, 2004, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Distribution and Service Fees	Transfer Agent Fees	Total
Enhanced Income	$202	$ 48	$ 69	$319
Ultra-Short Duration Government	624	102	124	850
Short Duration Government	356	180	84	620
Government Income	281	136	81	498
U.S. Mortgages	59	1	4	64
Core Fixed Income	398	144	104	646
Investment Grade Credit	8	—	1	9

Notes to Financial Statements (continued)

April 30, 2004 (Unaudited)

4. PORTFOLIO SECURITY TRANSACTIONS

Cost of purchases and proceeds of sales and maturities of long-term securities for the six months ended April 30, 2004, were as follows:

Fund	Purchases of U.S. Government and agency obligations	Purchases (excluding U.S. Government and agency obligations)	Sales and maturities of U.S. Government and agency obligations	Sales and maturities (excluding U.S. Government and agency obligations)
Enhanced Income	$ 269,045,055	$ 28,143,795	$ 369,315,284	$193,442,600
Ultra-Short Duration Government	506,779,622	113,979,921	1,225,691,558	131,982,852
Short Duration Government	985,632,011	—	958,477,474	285,297
Government Income	1,262,524,632	101,007,465	1,206,399,643	36,830,041
U.S. Mortgages	1,455,742,034	9,573,544	1,294,257,953	423,361
Core Fixed Income	3,040,506,908	343,737,611	2,790,506,761	280,433,677
Investment Grade Credit	3,873,929	36,784,046	3,832,772	5,648,848

Futures Contracts — The Funds may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates (in the case of Core Fixed Income) or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Funds are required to deposit with a broker or the Fund's custodian bank an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Funds daily, dependent on the daily fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Funds realizes a gain or loss which is reported in the Statements of Operations.

The use of futures contracts involve, to varying degrees, elements of market and counterparty risk which may exceed the amounts recognized in the Statements of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Funds' strategies and potentially result in a loss.

For the six months ended April 30, 2004, Enhanced Income, Ultra-Short Duration Government, Short Duration Government, Government Income, U.S. Mortgages Fund, Core Fixed Income and Investment Grade Credit paid commissions of approximately $90,000, $175,000, $104,000, $33,000, $3,000, $221,000 and $2,000, respectively, in connection with futures contracts entered into with Goldman Sachs.

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

At April 30, 2004, the following futures contracts were open as follows:

Fund	Type	Number of Contracts Long (Short)	Settlement Month	Market Value		Unrealized Gain (Loss)
Enhanced Income Fund	Eurodollars	455	June 2004	$ 112,237,125	$	428,153
	Eurodollars	1,070	September 2004	262,858,875		38,867
	Eurodollars	250	December 2004	61,125,000		(119,600)
	Eurodollars	(143)	June 2005	(34,631,025)		342,266
	Federal Funds	153	July 2004	63,047,418		(428)
	2 Year U.S. Treasury Notes	(1,326)	June 2004	(281,837,158)		1,980,255
	5 Year U.S. Treasury Notes	(1,246)	June 2004	(136,982,125)		2,087,896
	10 Year U.S. Treasury Notes	10	June 2004	1,105,000		(21,171)
				$ 46,923,110	$	4,736,238
Ultra-Short Duration Government Fund	Eurodollars	1,496	September 2004	$ 367,511,100	$	417,095
	Eurodollars	1,284	June 2004	316,730,700		233,452
	Eurodollars	250	December 2004	61,125,000		(91,313)
	Eurodollars	90	March 2005	21,898,125		(107,181)
	Eurodollars	88	September 2005	21,226,700		(121,299)
	Eurodollars	5	June 2005	1,210,875		(6,617)
	Federal Funds	445	July 2004	183,373,210		(1,246)
	U.S. Treasury Bonds	241	June 2004	25,809,594		(1,477,928)
	10 Year U.S. Treasury Notes	530	June 2004	58,565,000		(2,122,091)
	2 Year U.S. Treasury Notes	(349)	June 2004	(74,178,860)		538,882
	5 Year U.S. Treasury Notes	(3,924)	June 2004	(431,394,750)		8,421,825
				$ 551,876,694	$	5,683,579
Short Duration Government Fund	Eurodollars	30	March 2005	$ 7,299,375	$	(35,727)
	Eurodollars	10	September 2004	2,456,625		51
	Eurodollars	9	September 2005	2,170,913		(12,406)
	Eurodollars	(100)	June 2004	(24,667,500)		(340)
	Eurodollars	(8)	June 2005	(1,937,400)		19,153
	Federal Funds	207	July 2004	85,299,448		(580)
	U.S. Treasury Bonds	92	June 2004	9,852,625		(735,391)
	2 Year U.S. Treasury Notes	2,244	June 2004	476,955,190		(3,477,468)
	5 Year U.S. Treasury Notes	(1,761)	June 2004	(193,599,938)		3,541,276
	10 Year U.S. Treasury Notes	(106)	June 2004	(11,713,000)		101,625
	10 Year Interest Rate Swap	(249)	June 2004	(26,744,156)		835,286
				$ 325,372,182	$	235,479
Government Income Fund	Eurodollars	307	September 2004	$ 75,418,388	$	(66,334)
	Eurodollars	186	December 2004	45,477,000		(22,212)
	Eurodollars	59	June 2004	14,553,825		(10,938)
	Eurodollars	6	December 2005	1,442,325		7,470
	Eurodollars	6	March 2006	1,438,350		7,320
	Eurodollars	(98)	June 2005	(23,733,150)		234,602
	Eurodollars	(35)	September 2005	(8,442,438)		88,256
	Eurodollars	(34)	March 2005	(8,272,625)		70,434
	Federal Funds	230	July 2004	94,777,165		—
	U.S. Treasury Bonds	317	June 2004	33,948,719		(1,559,739)
	2 Year U.S. Treasury Notes	47	June 2004	9,989,703		(72,835)
	5 Year U.S. Treasury Notes	(349)	June 2004	(38,368,188)		543,662
	10 Year Interest Rate Swap	(136)	June 2004	(14,607,250)		456,219
	10 Year U.S. Treasury Notes	192	June 2004	21,216,000		(423,972)
				$ 204,837,824	$	(748,067)
U.S. Mortgages Fund	U.S. Treasury Bonds	57	June 2004	$ 6,104,344	$	(330,308)
	5 Year U.S. Treasury Notes	76	June 2004	8,355,250		(226,171)
	10 Year U.S. Treasury Notes	15	June 2004	1,657,500		3,005
	2 Year U.S. Treasury Notes	(15)	June 2004	(3,188,203)		23,128
				$ 12,928,891	$	(530,346)

Notes to Financial Statements (continued)

April 30, 2004 (Unaudited)

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

Fund	Type	Number of Contracts Long (Short)	Settlement Month	Market Value	Unrealized Gain (Loss)
Core Fixed Income Fund	3 Year Australian Bond	530	June 2004	$ 38,345,507	$ (256,816)
	Eurodollar	267	June 2004	65,862,225	(42,175)
	Eurodollar	205	September 2004	50,360,813	(36,965)
	Eurodollar	44	December 2004	10,758,000	48,580
	Eurodollar	13	December 2005	3,125,037	8,723
	Eurodollar	13	March 2006	3,116,425	7,460
	Eurodollar	13	June 2006	3,108,788	7,110
	Eurodollar	8	September 2006	1,908,900	4,560
	Eurodollar	(106)	June 2005	(25,670,550)	253,625
	Eurodollar	(54)	September 2005	(13,025,475)	136,166
	Eurodollar	(26)	March 2005	(6,326,125)	53,861
	Federal Funds	183	July 2004	75,409,657	(512)
	U.S. Treasury Bonds	629	June 2004	67,361,969	(3,045,430)
	10 Year U.S. Treasury Notes	927	June 2004	102,433,500	(3,705,548)
	5 Year U.S. Treasury Notes	356	June 2004	39,137,750	(829,059)
	2 Year U.S. Treasury Notes	338	June 2004	71,840,844	(523,790)
				$ 487,747,265	$ (7,920,210)
Investment Grade Credit Fund	U.S. Treasury Bonds	7	June 2004	$ 749,656	$ (12,520)
	2 Year U.S. Treasury Notes	6	June 2004	1,275,281	(9,298)
	5 Year U.S. Treasury Notes	28	June 2004	3,078,250	(79,250)
	10 Year U.S. Treasury Notes	(42)	June 2004	(4,641,000)	120,750
	10 Year Interest Rate Swap	(2)	June 2004	(214,812)	6,708
				$ 247,375	$ 26,390

Swap Contracts — The Funds may enter into swap transactions for hedging purposes or to seek to increase total return. A swap is an agreement that obligates two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified amount of an underlying asset or notional principal amount. The payment flows are usually netted against each other, with the difference being paid by one party to the other.

Risks may arise as a result of the failure of the counterparty to the swap contract to comply with the terms of the swap contract. The loss incurred by the failure of a counterparty is generally limited to the net interest payment to be received by the Funds, and/or the termination value at the end of the contract. Therefore, the Funds consider the creditworthiness of each counterparty to a swap contract in evaluating potential credit risk. Additionally, risks may arise from unanticipated movements in interest rates or in the value of the underlying reference asset or index.

The Funds record unrealized gains or losses on a daily basis representing the value and the current net receivable or payable relating to open swap contracts. Net amounts received or paid on the swap contracts are recorded as realized gains or losses.

Fluctuations in the value of swap contracts are recorded for financial statement purposes as unrealized appreciation or depreciation on swap contracts. Realized gains and losses from terminated swaps are included in net realized gains/losses on swap contracts. At April 30, 2004, Core Fixed Income Fund had outstanding swap contracts with the following terms:

4. PORTFOLIO SECURITY TRANSACTIONS (continued)

| | | | | | Rate Type | | |
Fund	Swap Type	Swap Counterparty	Notional Amount (000s)	Termination Date	Payments made by the Fund	Payments received by the Fund	Unrealized Appreciation/ (Depreciation)
Core Fixed Income	Interest Rate	Banc of America Securities LLC	$32,000	06/19/2012	5.4125%	3 month LIBOR Floating	$ (2,106,547)
	Interest Rate	Banc of America Securities LLC	55,800	06/20/2012	5.4076%	3 month LIBOR Floating	(3,632,696)
	Interest Rate	Banc of America Securities LLC	14,200	06/25/2012	5.2755%	3 month LIBOR Floating	(774,727)
	Interest Rate	Banc of America Securities LLC	26,000	07/05/2012	5.2886%	3 month LIBOR Floating	(1,424,510)
	Interest Rate	Banc of America Securities LLC	30,000	12/10/2012	4.5612%	3 month LIBOR Floating	10,782
							$ (7,927,698)

LIBOR — London Interbank Offered Rate

5. JOINT REPURCHASE AGREEMENT ACCOUNT

Pursuant to exemptive relief granted by the SEC and the terms and conditions therein, the Funds, together with other registered investment companies having management agreements with GSAM or its affiliates, transfers uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At April 30, 2004, Enhanced Income, Ultra-Short Duration Government, Short Duration Government, Government Income, U.S. Mortgages, Core Fixed Income and Investment Grade Credit Funds had undivided interests in the following Joint Repurchase Agreement Account II which equaled $130,600,000, $307,300,000, $47,200,000, $76,000,000, $115,300,000, $94,200,000 and $800,000, respectively, in principal amount. At April 30, 2004, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations.

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
ABN AMRO, Inc.	$ 500,000,000	1.04%	05/03/2004	$ 500,043,333
Banc of America Securities LLC	1,200,000,000	1.04	05/03/2004	1,200,104,000
Barclays Capital LLC	600,000,000	1.04	05/03/2004	600,052,000
Bear Stearns & Co.	300,000,000	1.06	05/03/2004	300,026,500
Credit Suisse First Boston Corp.	925,000,000	1.05	05/03/2004	925,080,938
Credit Suisse First Boston Corp.	300,000,000	1.06	05/03/2004	300,026,500
Deutsche Bank Securities, Inc.	250,000,000	1.05	05/03/2004	250,021,875
Greenwich Capital Markets	400,000,000	1.05	05/03/2004	400,035,000
J.P. Morgan Chase & Co.	455,500,000	1.05	05/03/2004	455,539,856
Lehman Brothers	100,000,000	1.05	05/03/2004	100,008,750
Morgan Stanley & Co.	600,000,000	1.04	05/03/2004	600,052,000
UBS LLC	875,000,000	1.05	05/03/2004	875,076,563
Westdeutsche Landesbank AG	600,000,000	1.04	05/03/2004	600,052,000
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II	$7,105,500,000			$7,106,119,315

Notes to Financial Statements (continued)

April 30, 2004 (Unaudited)

6. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment that has not been utilized. During the six months ended April 30, 2004, the Funds did not have any borrowings under this facility.

7. OTHER MATTERS

As of April 30, 2004, Goldman, Sachs & Co. Profit Sharing Master Trust was the beneficial owner of approximately 38% of the outstanding shares of the Short Duration Government Fund.

Legal Proceedings — Purported class and derivative action lawsuits were filed April and May 2004 in the United States District Court for the Southern District of New York against GSAM and certain related parties, including certain Goldman Sachs Funds and the Trustees and Officers of the Trust. Since April 2nd several additional lawsuits have been filed against the same dependents. The actions allege violations of the Act, the Investment Advisers Act of 1940 and common law breach of fiduciary duty. The complaints allege, among other things, that between April 2, 1999 and January 9, 2004 (the ''Class Period''), GSAM charged the Goldman Sachs Funds improper Rule 12b-1 fees; made improper brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds; and made untrue statements of material fact in registration statements and reports filed pursuant to the Act. Based on currently available information, GSAM believes that the likelihood that the purported class action lawsuits will have a material adverse financial impact on the Funds is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Goldman Sachs Funds.

8. ADDITIONAL TAX INFORMATION

As of the most recent fiscal year ended October 31, 2003, the Funds' capital loss carryforwards and certain timing differences on a tax basis were as follows:

	Enhanced Income	Ultra-Short Duration Government	Short Duration Government	Government Income	Core Fixed Income
Timing differences (dividends payable, straddles)	$ (290,091)	$ (2,266,374)	$ (548,843)	$(147,665)	$(1,365,552)
Capital loss carryforward:					
Expiring 2004	—	(1,145,861)	(871,596)	—	—
Expiring 2005	—	—	(136,643)	—	—
Expiring 2006	—	(304,645)	—	—	—
Expiring 2007	—	(1,739,320)	(3,752,449)	—	—
Expiring 2008	—	(2,563,050)	(2,289,664)	—	—
Expiring 2009	(8,296,566)	—	—	—	—
Expiring 2010	(65,331,932)	(55,038,717)	—	—	—
Expiring 2011		(55,738,584)	(2,359,021)	—	—
	—	—	—	—	—
Total capital loss carryforward:	$(73,628,498)	$(116,530,177)	$(9,409,373)	$ —	$ —

8. ADDITIONAL TAX INFORMATION (continued)

At April 30, 2004, the Funds' aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

	Enhanced Income	Ultra-Short Duration Government	Short Duration Government	Government Income	U.S. Mortgage	Core Fixed Income	Investment Grade Credit
Tax Cost	$1,189,366,372	$1,826,428,174	$894,453,849	$703,365,208	$333,979,104	$1,336,074,311	$31,937,344
Gross unrealized gain	12,529,383	6,147,628	5,818,305	(1,145,568)	154,129	4,221,515	68,356
Gross unrealized loss	(2,975,612)	(14,715,352)	(13,598,926)	(3,227,581)	(2,215,664)	(3,871,575)	(525,637)
Net unrealized security gain (loss)	$ 9,553,771	$ (8,567,724)	$ (7,780,621)	$ (4,373,149)	$ (2,061,535)	$ 349,940	$ (457,281)

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales, net mark-to-market gains on futures and foreign currency contracts recognized for tax purposes and differing treatment of amortization of market premium.

Notes to Financial Statements (continued)

April 30, 2004 (Unaudited)

9. SUMMARY OF SHARE TRANSACTIONS

Share activity for the period ended April 30, 2004 is as follows:

	Enhanced Income Fund		Ultra-Short Duration Government Fund		Short Duration Government Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Shares						
Shares sold	8,983,345	$ 89,386,604	15,781,277	$ 149,252,471	8,240,898	$ 82,517,690
Reinvestment of dividends and distributions	349,309	3,472,454	760,000	7,182,961	380,855	3,806,434
Shares repurchased	(24,882,253)	(247,371,176)	(48,367,117)	(457,499,846)	(11,192,261)	(111,906,921)
	(15,549,599)	(154,512,118)	(31,825,840)	(301,064,414)	(2,570,508)	(25,582,797)
Class B Shares						
Shares sold	—	—	—	—	342,418	3,417,504
Reinvestment of dividends and distributions	—	—	—	—	40,793	406,331
Shares repurchased	—	—	—	—	(1,106,695)	(11,041,564)
	—	—	—	—	(723,484)	(7,217,729)
Class C Shares						
Shares sold	—	—	—	—	792,905	7,892,433
Reinvestment of dividends and distributions	—	—	—	—	84,552	840,080
Shares repurchased	—	—	—	—	(3,340,472)	(33,236,283)
	—	—	—	—	(2,463,015)	(24,503,770)
Institutional Shares						
Shares sold	35,320,961	350,634,890	51,964,083	492,081,455	17,306,243	172,846,286
Reinvestment of dividends and distributions	1,346,814	13,371,313	1,989,942	18,841,197	594,307	5,925,566
Shares repurchased	(51,704,828)	(513,610,270)	(118,418,231)	(1,121,996,888)	(19,713,407)	(196,824,794)
	(15,037,053)	(149,604,067)	(64,463,206)	(611,074,236)	(1,812,857)	(18,052,942)
Administration Shares						
Shares sold	337,309	3,360,347	—	—	—	—
Reinvestment of dividends and distributions	70,863	704,154	—	—	—	—
Shares repurchased	(456,177)	(4,535,555)	—	—	—	—
	(48,005)	(471,054)	—	—	—	—
Service Shares						
Shares sold	—	—	569,671	5,403,923	90,353	900,676
Reinvestment of dividends and distributions	—	—	76,733	727,580	8,532	84,944
Shares repurchased	—	—	(2,483,698)	(23,573,105)	(168,538)	(1,677,391)
	—	—	(1,837,294)	(17,441,602)	(69,653)	(691,771)
Separate Account Institutional Shares						
Shares sold	—	—	—	—	—	—
Reinvestment of dividends and distributions	—	—	—	—	—	—
Shares repurchased	—	—	—	—	—	—
	—	—	—	—	—	—
NET INCREASE (DECREASE)	(30,634,657)	$(304,587,239)	(98,126,340)	$ (929,580,252)	(7,639,517)	$ (76,049,009)

(a) Commencement date of operations was November 3, 2003 for all share classes.

Government Income Fund		U.S. Mortgage Fund[a]		Core Fixed Income Fund		Investment Grade Credit Fund[a]	
Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
9,051,785	$135,299,900	528,702	$ 5,336,075	12,063,256	$ 123,281,700	127	$ 1,275
611,437	9,097,535	316	3,177	1,875,448	18,929,903	2	20
(4,546,923)	(67,957,539)	—	—	(11,444,271)	(117,246,185)	(5)	(52)
5,116,299	76,439,896	529,018	5,339,252	2,494,433	24,965,418	124	1,243
62,846	941,871	—	—	304,879	3,132,412	—	—
40,380	600,546	—	—	124,196	1,257,601	—	—
(549,735)	(8,213,848)	—	—	(551,086)	(5,646,275)	—	—
(446,509)	(6,671,431)	—	—	(122,011)	(1,256,262)	—	—
223,223	3,334,458	—	—	563,163	5,774,459	—	—
24,098	358,150	—	—	101,867	1,031,769	—	—
(350,719)	(5,236,295)	—	—	(571,657)	(5,848,787)	—	—
(103,398)	(1,543,687)	—	—	93,373	957,441	—	—
2,734,168	40,850,638	16,853,890	169,876,321	12,415,363	127,475,536	2,849,465	29,162,267
249,367	3,705,687	78,618	793,775	2,817,974	28,527,883	25,286	258,003
(4,086,996)	(60,900,041)	(1,530,563)	(15,452,720)	(16,754,616)	(171,684,007)	(240,811)	(2,457,022)
(1,103,461)	(16,343,716)	15,401,945	155,217,376	(1,521,279)	(15,680,588)	2,633,940	26,963,248
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
118,164	1,766,127	—	—	241,000	2,482,130	—	—
14,657	217,664	—	—	98,186	993,965	—	—
(263,031)	(3,911,370)	—	—	(601,755)	(6,123,366)	—	—
(130,210)	(1,927,579)	—	—	(262,569)	(2,647,271)	—	—
—	—	7,610,351	77,049,886	—	—	1,198,953	12,114,534
—	—	63,050	635,058	—	—	10,256	104,542
—	—	(1,079,367)	(10,930,562)	—	—	(581,453)	(5,998,943)
—	—	6,594,034	66,754,382	—	—	627,756	6,220,133
3,332,721	$ 49,953,483	22,524,997	$227,311,010	681,947	$ 6,338,738	3,261,820	$33,184,624

Notes to Financial Statements (continued)

April 30, 2004 (Unaudited)

10. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended October 31, 2003 is as follows:

	Enhanced Income Fund		Ultra-Short Duration Government Fund	
	Shares	Dollars	Shares	Dollars
Class A Shares				
Shares sold	65,456,177	$ 661,622,273	146,423,912	$ 1,410,435,060
Reinvestment of dividends and distributions	1,684,399	16,999,110	2,803,599	26,881,638
Shares repurchased	(109,315,236)	(1,103,682,746)	(171,594,868)	(1,646,981,161)
	(42,174,660)	(425,061,363)	(22,367,357)	(209,664,463)
Class B Shares				
Shares sold	—	—	—	—
Reinvestment of dividends and distributions	—	—	—	—
Shares repurchased	—	—	—	—
	—	—	—	—
Class C Shares				
Shares sold	—	—	—	—
Reinvestment of dividends and distributions	—	—	—	—
Shares repurchased	—	—	—	—
	—	—	—	—
Institutional Shares				
Shares sold	117,184,438	1,181,967,068	244,394,701	2,357,120,730
Reinvestment of dividends and distributions	4,854,670	48,898,987	8,104,579	77,851,495
Shares repurchased	(215,827,653)	(2,176,366,565)	(318,463,748)	(3,059,004,328)
	(93,788,545)	(945,500,510)	(65,964,468)	(624,032,103)
Administration Shares				
Shares sold	4,347,061	43,528,534	—	—
Reinvestment of dividends and distributions	62,718	631,730	—	—
Shares repurchased	(1,231,150)	(12,379,974)	—	—
	3,178,629	31,780,290	—	—
Service Shares				
Shares sold	—	—	9,363,528	90,437,843
Reinvestment of dividends and distributions	—	—	211,958	2,036,535
Shares repurchased	—	—	(6,172,110)	(59,334,139)
	—	—	3,403,376	33,140,239
NET INCREASE (DECREASE)	(132,784,576)	$(1,338,781,583)	(84,928,449)	$ (800,556,327)

	Short Duration Government Fund		Government Income Fund		Core Fixed Income Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
	34,679,335	$ 349,718,569	28,548,952	$ 427,867,919	32,936,995	$ 339,155,806
	781,611	7,869,461	673,983	10,093,885	1,308,325	13,467,379
	(28,060,554)	(282,600,578)	(21,797,608)	(326,251,585)	(22,423,478)	(230,101,755)
	7,400,392	74,987,452	7,425,327	111,710,219	11,821,842	122,521,430
	2,172,651	21,866,144	957,324	14,345,247	1,167,578	12,048,230
	107,486	1,079,118	66,703	999,317	90,401	933,176
	(2,141,898)	(21,476,988)	(1,478,691)	(22,110,142)	(1,249,253)	(12,887,682)
	138,239	1,468,274	(454,664)	(6,765,578)	8,726	93,724
	9,579,035	96,198,651	2,079,385	31,166,416	1,570,710	16,243,528
	187,872	1,881,220	34,855	521,783	64,748	668,654
	(6,148,788)	(61,591,248)	(2,131,999)	(31,887,869)	(1,178,563)	(12,186,099)
	3,618,119	36,488,623	(17,759)	(199,670)	456,895	4,726,083
	43,186,720	435,088,652	8,277,365	124,464,068	27,124,226	280,669,851
	1,155,806	11,609,130	313,592	4,689,493	2,178,746	22,476,578
	(30,437,226)	(306,089,408)	(3,947,560)	(59,134,765)	(34,831,812)	(359,173,888)
	13,905,300	140,608,374	4,643,397	70,018,796	(5,528,840)	(56,027,459)
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	387,334	3,885,612	305,762	4,568,405	679,136	6,997,755
	31,215	313,455	28,019	418,928	92,861	956,914
	(937,230)	(9,409,189)	(348,556)	(5,207,467)	(1,610,472)	(16,556,114)
	(518,681)	(5,210,122)	(14,775)	(220,134)	(838,475)	(8,601,445)
	24,543,369	$ 248,342,601	11,581,526	$ 174,543,633	5,920,148	$ 62,712,333

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

| | Net asset value, beginning of period | Income (loss) from investment operations | | | Distributions to Shareholders | Net asset value, end of period |
		Net investment income[c]	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)						
2004 - Class A Shares	$ 9.99	$0.14	$(0.10)	$0.04	$(0.14)	$ 9.89
2004 - Institutional Shares	9.98	0.16	(0.10)	0.06	(0.16)	9.88
2004 - Administration Shares	9.99	0.14	(0.10)	0.04	(0.14)	9.89
FOR THE YEARS ENDED OCTOBER 31,						
2003 - Class A Shares	10.13	0.33	(0.15)	0.18	(0.32)	9.99
2003 - Institutional Shares	10.12	0.37	(0.15)	0.22	(0.36)	9.98
2003 - Administration Shares	10.13	0.33	(0.14)	0.19	(0.33)	9.99
2002 - Class A Shares	10.26	0.38	(0.13)	0.25	(0.38)	10.13
2002 - Institutional Shares	10.26	0.42	(0.14)	0.28	(0.42)	10.12
2002 - Administration Shares	10.27	0.40	(0.14)	0.26	(0.40)	10.13
2001 - Class A Shares	10.00	0.45	0.34	0.79	(0.53)	10.26
2001 - Institutional Shares	10.00	0.55	0.28	0.83	(0.57)	10.26
2001 - Administration Shares	10.00	0.49	0.32	0.81	(0.54)	10.27
FOR THE PERIOD ENDED OCTOBER 31,						
2000 - Class A Shares (commenced August 2, 2000)	10.00	0.11	0.06	0.17	(0.17)	10.00
2000 - Institutional Shares (commenced August 2, 2000)	10.00	0.16	0.01	0.17	(0.17)	10.00
2000 - Administration Shares (commenced August 2, 2000)	10.00	0.15	0.02	0.17	(0.17)	10.00

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

Total return[a]	Net assets at end of of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
				Ratio of total expenses to average net assets	Ratio of net investment income to average net assets	
0.36%	$ 220,728	0.65%[b]	2.75%[b]	0.72%[b]	2.68%[b]	24%
0.56	946,972	0.25[b]	3.15[b]	0.32[b]	3.08[b]	24
0.43	49,468	0.50[b]	2.88[b]	0.57[b]	2.81[b]	24
1.77	378,378	0.65	3.28	0.71	3.22	41
2.18	1,106,956	0.25	3.65	0.31	3.59	41
1.93	50,463	0.50	3.34	0.56	3.28	41
2.48	810,768	0.65	3.70	0.72	3.63	65
2.79	2,071,378	0.25	4.17	0.32	4.10	65
2.53	18,965	0.50	3.91	0.57	3.84	65
8.10	151,497	0.65	4.60	0.80	4.45	127
8.53	807,871	0.25	5.40	0.40	5.25	127
8.35	5,320	0.50	4.80	0.65	4.65	127
1.66	12,336	0.65[b]	4.52[b]	1.77[b]	3.40[b]	31
1.76	156,525	0.25[b]	6.49[b]	1.37[b]	5.37[b]	31
1.68	2	0.50[b]	6.13[b]	1.62[b]	5.01[b]	31

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

| | Net asset value, beginning of period | Income (loss) from investment operations | | | Distributions to shareholders | | |
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From capital	Total distributions
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)							
2004 - Class A Shares	$9.47	$0.10[c]	$ —	$0.10	$(0.15)	$ —	$(0.15)
2004 - Institutional Shares	9.48	0.12[c]	—	0.12	(0.17)	—	(0.17)
2004 - Service Shares	9.50	0.09[c]	0.01	0.10	(0.14)	—	(0.14)
FOR THE YEARS ENDED OCTOBER 31,							
2003 - Class A Shares	9.66	0.24[c]	(0.11)	0.13	(0.32)	—	(0.32)
2003 - Institutional Shares	9.68	0.28[c]	(0.12)	0.16	(0.36)	—	(0.36)
2003 - Service Shares	9.69	0.23[c]	(0.11)	0.12	(0.31)	—	(0.31)
2002 - Class A Shares	9.79	0.31[c][f]	(0.06)[f]	0.25	(0.38)	—	(0.38)
2002 - Institutional Shares	9.81	0.35[c][f]	(0.06)[f]	0.29	(0.42)	—	(0.42)
2002 - Service Shares	9.82	0.31[c][f]	(0.07)[f]	0.24	(0.37)	—	(0.37)
2001 - Class A Shares	9.56	0.53[c]	0.23	0.76	(0.53)	—	(0.53)
2001 - Institutional Shares	9.58	0.56[c]	0.24	0.80	(0.57)	—	(0.57)
2001 - Service Shares	9.58	0.42[c]	0.34	0.76	(0.52)	—	(0.52)
2000 - Class A Shares	9.63	0.54[c]	(0.06)	0.48	(0.55)	—	(0.55)
2000 - Institutional Shares	9.64	0.58[c]	(0.05)	0.53	(0.59)	—	(0.59)
2000 - Service Shares	9.65	0.52[c]	(0.05)	0.47	(0.54)	—	(0.54)
1999 - Class A Shares	9.69	0.49	(0.05)	0.44	(0.44)	(0.06)	(0.50)
1999 - Institutional Shares	9.70	0.53	(0.05)	0.48	(0.48)	(0.06)	(0.54)
1999 - Administration Shares[e]	9.70	0.37[c]	0.01	0.38	(0.33)	(0.04)	(0.37)
1999 - Service Shares	9.70	0.48	(0.04)	0.44	(0.43)	(0.06)	(0.49)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.
(d) Includes the effect of mortgage dollar roll transactions.
(e) Administration Class shares were liquidated on July 20,1999. Ending net asset value shown as of July 20, 1999.
(f) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was to decrease net investment income per share by $0.05, increase net realized and unrealized gains and losses per share by $0.05, and decrease the ratio of net investment income to average net assets with and without expense reductions by 0.48%. Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate[d]
					Ratio of total expenses to average net assets	Ratio of net investment income to average net assets	
$9.42	1.04%	$ 465,216	0.88%[b]	2.21%[b]	0.88%[b]	2.21%[b]	30%
9.43	1.24	1,349,257	0.48[b]	2.61[b]	0.48[b]	2.61[b]	30
9.46	1.09	49,840	0.98[b]	2.08[b]	0.98[b]	2.08[b]	30
$9.47	1.40	768,910	0.86	2.55	0.86	2.55	102
9.48	1.69	1,967,845	0.46	2.95	0.46	2.95	102
9.50	1.29	67,480	0.96	2.43	0.96	2.43	102
9.66	2.57	1,000,977	0.88	3.21[f]	0.88	3.21[f]	144
9.68	2.98	2,646,847	0.48	3.65[f]	0.48	3.65[f]	144
9.69	2.46	35,883	0.98	3.20[f]	0.98	3.20[f]	144
9.79	8.21	59,209	0.89	5.48	0.97	5.40	87
9.81	8.62	278,316	0.49	5.79	0.57	5.71	87
9.82	8.19	31,698	0.99	4.52	1.07	4.44	87
9.56	5.12	41,188	0.89	5.67	0.96	5.60	11
9.58	5.65	176,881	0.49	6.01	0.56	5.94	11
9.58	4.95	71	0.99	5.33	1.06	5.26	11
9.63	4.65	22,862	0.89	5.15	0.93	5.11	39
9.64	5.06	315,024	0.49	5.49	0.53	5.45	39
9.71[e]	4.02	—	0.74[b]	5.35[b]	0.78[b]	5.31[b]	39
9.65	4.65	797	0.99	4.99	1.03	4.95	39

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

| | Net asset value, beginning of period | Income (loss) from investment operations | | | Distributions to shareholders | Net asset value, end of period |
		Net investment income	Net realized and unrealized gains (loss)	Total from investment operations	From net investment income	
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)						
2004 - Class A Shares	$ 9.99	$0.12[c]	$(0.02)	$0.10	$(0.16)	$ 9.93
2004 - Class B Shares	9.95	0.09[c]	(0.02)	0.07	(0.13)	9.89
2004 - Class C Shares	9.93	0.09[c]	(0.03)	0.06	(0.12)	9.87
2004 - Institutional Shares	9.96	0.14[c]	(0.02)	0.12	(0.18)	9.90
2004 - Service Shares	9.95	0.12[c]	(0.03)	0.09	(0.15)	9.89
FOR THE YEARS ENDED OCTOBER 31,						
2003 - Class A Shares	10.12	0.35[c]	(0.14)	0.21	(0.34)	9.99
2003 - Class B Shares	10.09	0.29[c]	(0.15)	0.14	(0.28)	9.95
2003 - Class C Shares	10.07	0.27[c]	(0.14)	0.13	(0.27)	9.93
2003 - Institutional Shares	10.10	0.39[c]	(0.15)	0.24	(0.38)	9.96
2003 - Service Shares	10.09	0.34[c]	(0.15)	0.19	(0.33)	9.95
2002 - Class A Shares	10.04	0.37[c][f]	0.14[f]	0.51	(0.43)	10.12
2002 - Class B Shares	10.01	0.31[c][f]	0.14[f]	0.45	(0.37)	10.09
2002 - Class C Shares	9.99	0.28[c][f]	0.16[f]	0.44	(0.36)	10.07
2002 - Institutional Shares	10.02	0.42[c][f]	0.13[f]	0.55	(0.47)	10.10
2002 - Service Shares	10.01	0.37[c][f]	0.13[f]	0.50	(0.42)	10.09
2001 - Class A Shares	9.49	0.51[c]	0.60	1.11	(0.56)	10.04
2001 - Class B Shares	9.46	0.47[c]	0.58	1.05	(0.50)	10.01
2001 - Class C Shares	9.45	0.44[c]	0.58	1.02	(0.48)	9.99
2001 - Institutional Shares	9.47	0.57[c]	0.58	1.15	(0.60)	10.02
2001 - Service Shares	9.46	0.53[c]	0.57	1.10	(0.55)	10.01
2000 - Class A Shares	9.57	0.59[c]	(0.07)	0.52	(0.60)	9.49
2000 - Class B Shares	9.56	0.53[c]	(0.09)	0.44	(0.54)	9.46
2000 - Class C Shares	9.54	0.51[c]	(0.07)	0.44	(0.53)	9.45
2000 - Institutional Shares	9.57	0.63[c]	(0.09)	0.54	(0.64)	9.47
2000 - Service Shares	9.56	0.58[c]	(0.09)	0.49	(0.59)	9.46
1999 - Class A Shares	9.91	0.55	(0.36)	0.19	(0.53)	9.57
1999 - Class B Shares	9.88	0.48	(0.33)	0.15	(0.47)	9.56
1999 - Class C Shares	9.88	0.47	(0.36)	0.11	(0.45)	9.54
1999 - Institutional Shares	9.90	0.59	(0.35)	0.24	(0.57)	9.57
1999 - Administration Shares[e]	9.91	0.40[c]	(0.25)	0.15	(0.39)	9.67[b]
1999 - Service Shares	9.89	0.54	(0.35)	0.19	(0.52)	9.56

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Includes the effect of mortgage dollar roll transactions.

(e) Administration Class shares were liquidated on July 20,1999. Ending net asset value shown as of July 20, 1999.

(f) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was to decrease net investment income per share by $0.06, increase net realized and unrealized gains and losses per share by $0.06, and decrease the ratio of net investment income to average net assets with and without expense reduction by 0.63%. Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

| Total return[a] | Net assets at end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate[d] |
				Ratio of total expenses to average net assets	Ratio of net investment income to average net assets	
0.96%	$289,967	0.94%[b]	2.59%[b]	1.00%[b]	2.53%[b]	112%
0.66	43,116	1.54[b]	2.00[b]	1.75[b]	1.79[b]	112
0.59	104,990	1.69[b]	1.86[b]	1.75[b]	1.80[b]	112
1.17	394,720	0.54[b]	2.99[b]	0.60[b]	2.93[b]	112
0.92	5,429	1.04[b]	2.50[b]	1.10[b]	2.44[b]	112
2.11	317,379	0.95	3.46	1.01	3.40	184
1.41	50,580	1.55	2.87	1.76	2.66	184
1.26	130,087	1.70	2.71	1.76	2.65	184
2.43	415,210	0.55	3.86	0.61	3.80	184
1.92	6,156	1.05	3.36	1.11	3.30	184
5.26	246,763	0.94	3.69[f]	1.04	3.59[f]	194
4.65	49,874	1.54	3.09[f]	1.79	2.84[f]	194
4.50	95,458	1.69	2.84[f]	1.79	2.74[f]	194
5.69	280,452	0.54	4.20[f]	0.64	4.10[f]	194
5.17	11,471	1.04	3.70[f]	1.14	3.60[f]	194
12.00	88,394	0.94	5.26	1.11	5.09	243
11.38	16,809	1.54	4.80	1.86	4.48	243
11.12	18,871	1.69	4.59	1.86	4.42	243
12.47	206,129	0.54	5.89	0.71	5.72	243
11.93	8,154	1.04	5.40	1.21	5.23	243
5.65	29,446	0.94	6.21	1.13	6.02	130
4.80	5,743	1.54	5.63	1.88	5.29	130
4.76	5,128	1.69	5.45	1.88	5.26	130
5.85	131,462	0.54	6.64	0.73	6.45	130
5.32	6,134	1.04	6.14	1.23	5.95	130
1.97	52,235	0.94	5.61	1.07	5.48	173
1.56	6,937	1.54	5.04	1.82	4.76	173
1.21	7,029	1.69	4.83	1.82	4.70	173
2.49	146,062	0.54	6.03	0.67	5.90	173
1.57	—	0.79[b]	5.76[b]	0.92[b]	5.63[b]	173
1.97	6,605	1.04	5.54	1.17	5.41	173

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)							
2004 - Class A Shares	$14.88	$0.22[c]	$(0.03)	$ 0.19	$(0.24)	$(0.13)	$(0.37)
2004 - Class B Shares	14.88	0.17[c]	(0.04)	0.13	(0.18)	(0.13)	(0.31)
2004 - Class C Shares	14.87	0.17[c]	(0.04)	0.13	(0.18)	(0.13)	(0.31)
2004 - Institutional Shares	14.85	0.26[c]	(0.03)	0.23	(0.27)	(0.13)	(0.40)
2004 - Service Shares	14.85	0.22[c]	(0.03)	0.19	(0.23)	(0.13)	(0.36)
FOR THE YEARS ENDED OCTOBER 31,							
2003 - Class A Shares	14.95	0.41[c]	0.05	0.46	(0.51)	(0.02)	(0.53)
2003 - Class B Shares	14.95	0.31[c]	0.04	0.35	(0.40)	(0.02)	(0.42)
2003 - Class C Shares	14.94	0.31[c]	0.04	0.35	(0.40)	(0.02)	(0.42)
2003 - Institutional Shares	14.93	0.47[c]	0.04	0.51	(0.57)	(0.02)	(0.59)
2003 - Service Shares	14.92	0.41[c]	0.04	0.45	(0.50)	(0.02)	(0.52)
2002 - Class A Shares	14.96	0.63[c][e]	0.19[e]	0.82	(0.67)	(0.16)	(0.83)
2002 - Class B Shares	14.96	0.52[c][e]	0.19[e]	0.71	(0.56)	(0.16)	(0.72)
2002 - Class C Shares	14.95	0.51[c][e]	0.20[e]	0.71	(0.56)	(0.16)	(0.72)
2002 - Institutional Shares	14.94	0.69[c][e]	0.19[e]	0.88	(0.73)	(0.16)	(0.89)
2002 - Service Shares	14.93	0.62[c][e]	0.19[e]	0.81	(0.66)	(0.16)	(0.82)
2001 - Class A Shares	13.84	0.78[c]	1.13	1.91	(0.79)	—	(0.79)
2001 - Class B Shares	13.85	0.68[c]	1.11	1.79	(0.68)	—	(0.68)
2001 - Class C Shares	13.84	0.68[c]	1.11	1.79	(0.68)	—	(0.68)
2001 - Institutional Shares	13.82	0.83[c]	1.14	1.97	(0.85)	—	(0.85)
2001 - Service Shares	13.82	0.76[c]	1.13	1.89	(0.78)	—	(0.78)
2000 - Class A Shares	13.70	0.82	0.15	0.97	(0.83)	—	(0.83)
2000 - Class B Shares	13.72	0.71	0.15	0.86	(0.73)	—	(0.73)
2000 - Class C Shares	13.71	0.71	0.14	0.85	(0.72)	—	(0.72)
2000 - Institutional Shares	13.69	0.87	0.14	1.01	(0.88)	—	(0.88)
2000 - Service Shares	13.63	0.82	0.18	1.00	(0.81)	—	(0.81)
1999 - Class A Shares	14.91	0.80	(0.89)	(0.09)	(0.77)	(0.35)	(1.12)
1999 - Class B Shares	14.92	0.69	(0.87)	(0.18)	(0.67)	(0.35)	(1.02)
1999 - Class C Shares	14.91	0.69	(0.88)	(0.19)	(0.66)	(0.35)	(1.01)
1999 - Institutional Shares	14.90	0.85	(0.88)	(0.03)	(0.83)	(0.35)	(1.18)
1999 - Service Shares	14.88	0.77	(0.92)	(0.15)	(0.75)	(0.35)	(1.10)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.

(b) Annualized

(c) Calculated based on the average shares outstanding methodology.

(d) Includes the effect of mortgage dollar roll transactions.

(e) As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was to decrease net investment income per share by $0.06, increase net realized and unrealized gains and losses per share by $0.06, and decrease the ratio of net investment income to average net assets with and without expense reductions by 0.44%. Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate[d]
					Ratio of total expenses to average net assets	Ratio of net investment income to average net assets	
$14.70	1.26%	$429,035	0.98%[b]	3.06%[b]	1.16%[b]	2.88%[b]	220%
14.70	0.88	37,032	1.73[b]	2.33[b]	1.91[b]	2.15[b]	220
14.69	0.88	21,918	1.73[b]	2.33[b]	1.91[b]	2.15[b]	220
14.68	1.46	133,106	0.58[b]	3.48[b]	0.76[b]	3.30[b]	220
14.68	1.28	8,460	1.08[b]	2.98[b]	1.26[b]	2.80[b]	220
14.88	3.11	358,058	0.99	2.78	1.18	2.59	520
14.88	2.34	44,120	1.74	2.06	1.93	1.87	520
14.87	2.34	23,720	1.74	2.05	1.93	1.86	520
14.85	3.60	151,111	0.59	3.16	0.78	2.97	520
14.85	3.01	10,491	1.09	2.72	1.28	2.53	520
14.95	5.77	248,719	0.98	4.26[e]	1.24	4.00[e]	226
14.95	4.99	51,124	1.73	3.54[e]	1.99	3.28[e]	226
14.94	4.99	24,095	1.73	3.49[e]	1.99	3.23[e]	226
14.93	6.13	82,523	0.58	4.74[e]	0.84	4.48[e]	226
14.92	5.68	10,762	1.08	4.25[e]	1.34	3.99[e]	226
14.96	14.20	142,904	0.98	5.46	1.31	5.13	473
14.96	13.27	34,036	1.73	4.71	2.06	4.38	473
14.95	13.28	13,814	1.73	4.71	2.06	4.38	473
14.94	14.67	34,997	0.58	5.80	0.91	5.47	473
14.93	14.04	8,239	1.08	5.27	1.41	4.94	473
13.84	7.33	88,783	0.98	6.01	1.39	5.60	341
13.85	6.45	18,724	1.73	5.24	2.14	4.83	341
13.84	6.46	7,606	1.73	5.25	2.14	4.84	341
13.82	7.68	7,514	0.58	6.41	0.99	6.00	341
13.82	7.62	373	1.08	6.02	1.49	5.61	341
13.70	(0.63)	82,102	0.98	5.63	1.33	5.28	278
13.72	(1.29)	19,684	1.73	4.88	2.08	4.53	278
13.71	(1.29)	10,053	1.73	4.89	2.08	4.54	278
13.69	(0.23)	5,899	0.58	6.07	0.93	5.72	278
13.63	(1.01)	15	1.08	5.56	1.43	5.21	278

Financial Highlights

Selected Data for a Share Outstanding Throughout the Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders
		Net investment income[c]	Net realized and unrealized gain	Total from investment operations	From net investment income
FOR THE PERIOD ENDED APRIL 30, (Unaudited)					
2004 - Class A Shares (commenced November 3, 2003)	$10.00	$ 0.12	$ 0.04	$ 0.16	$(0.18)
2004 - Institutional Shares (commenced November 3, 2003)	10.00	0.15	0.04	0.19	(0.20)
2004 - Separate Account Institutional Shares (commenced November 3, 2003)	10.00	0.13	0.06	0.19	(0.21)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.
(d) Includes the effect of Mortgage dollar roll transactions.

					Ratios assuming no expense reductions		
Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets[b]	Ratio of net investment income to average net assets[b]	Ratio of total expenses to average net assets[b]	Ratio of net investment income to average net assets[b]	Portfolio turnover rate[d]
$ 9.98	1.59%	$ 5,278	0.82%	2.74%	1.09%	2.47%	847%
9.99	1.93	153,875	0.40	3.01	0.69	2.72	847
9.98	1.86	65,808	0.35	2.87	0.64	2.58	847

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED APRIL 30,							
2004 - Class A Shares	$10.31	$0.15[c]	$ 0.05	$ 0.20	$(0.18)	$(0.35)	$(0.53)
2004 - Class B Shares	10.35	0.11[c]	0.05	0.16	(0.14)	(0.35)	(0.49)
2004 - Class C Shares	10.35	0.11[c]	0.05	0.16	(0.14)	(0.35)	(0.49)
2004 - Institutional Shares	10.35	0.17[c]	0.05	0.22	(0.20)	(0.35)	(0.55)
2004 - Service Shares	10.35	0.15[c]	0.04	0.19	(0.17)	(0.35)	(0.52)
FOR THE YEARS ENDED OCTOBER 31,							
2003 - Class A Shares	10.07	0.40[c]	0.28	0.68	(0.40)	(0.04)	(0.44)
2003 - Class B Shares	10.10	0.33[c]	0.28	0.61	(0.32)	(0.04)	(0.36)
2003 - Class C Shares	10.10	0.33[c]	0.28	0.61	(0.32)	(0.04)	(0.36)
2003 - Institutional Shares	10.09	0.45[c]	0.29	0.74	(0.44)	(0.04)	(0.48)
2003 - Service Shares	10.09	0.40[c]	0.29	0.69	(0.39)	(0.04)	(0.43)
2002 - Class A Shares	10.25	0.50[c]	(0.13)	0.37	(0.52)	(0.03)	(0.55)
2002 - Class B Shares	10.29	0.43[c]	(0.15)	0.28	(0.44)	(0.03)	(0.47)
2002 - Class C Shares	10.29	0.43[c]	(0.15)	0.28	(0.44)	(0.03)	(0.47)
2002 - Institutional Shares	10.28	0.55[c]	(0.15)	0.40	(0.56)	(0.03)	(0.59)
2002 - Service Shares	10.28	0.51[c]	(0.16)	0.35	(0.51)	(0.03)	(0.54)
2001 - Class A Shares	9.52	0.56[c]	0.75	1.31	(0.58)	—	(0.58)
2001 - Class B Shares	9.54	0.49[c]	0.77	1.26	(0.51)	—	(0.51)
2001 - Class C Shares	9.55	0.49[c]	0.76	1.25	(0.51)	—	(0.51)
2001 - Institutional Shares	9.54	0.60[c]	0.76	1.36	(0.62)	—	(0.62)
2001 - Service Shares	9.54	0.55[c]	0.76	1.31	(0.57)	—	(0.57)
2000 - Class A Shares	9.50	0.57[c]	0.02	0.59	(0.58)	—	(0.58)
2000 - Class B Shares	9.52	0.50[c]	0.02	0.52	(0.51)	—	(0.51)
2000 - Class C Shares	9.52	0.50[c]	0.03	0.53	(0.51)	—	(0.51)
2000 - Institutional Shares	9.52	0.61[c]	0.02	0.63	(0.62)	—	(0.62)
2000 - Service Shares	9.52	0.56[c]	0.02	0.58	(0.57)	—	(0.57)
1999 - Class A Shares	10.25	0.54	(0.61)	(0.07)	(0.53)	(0.15)	(0.68)
1999 - Class B Shares	10.28	0.48	(0.62)	(0.14)	(0.47)	(0.15)	(0.62)
1999 - Class C Shares	10.28	0.47	(0.62)	(0.15)	(0.46)	(0.15)	(0.61)
1999 - Institutional Shares	10.28	0.58	(0.62)	(0.04)	(0.57)	(0.15)	(0.72)
1999 - Administration Shares[e]	10.27	0.40[c]	(0.41)	(0.01)	(0.40)	(0.15)	(0.55)
1999 - Service Shares	10.28	0.54	(0.62)	(0.08)	(0.53)	(0.15)	(0.68)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Includes the effect of mortgage dollar roll transactions.

(e) Administration Class shares were liquidated on July 20, 1999. Ending net asset value shown as of July 20, 1999.

| Net asset value, end of period | Total return[a] | Net assets at end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate[d] |
					Ratio of total expenses to average net assets	Ratio of net investment income to average net assets	
$ 9.98	1.93%	$455,802	0.89%[b]	2.99%[b]	0.89%[b]	2.99%[b]	251%
10.02	1.44	34,713	1.64[b]	2.25[b]	1.64[b]	2.25[b]	251
10.02	1.55	25,537	1.64[b]	2.24[b]	1.64[b]	2.24[b]	251
10.02	2.03	657,738	0.49[b]	3.41[b]	0.49[b]	3.41[b]	251
10.02	1.88	18,510	0.99[b]	2.91[b]	0.99[b]	2.91[b]	251
10.31	7.03	445,178	0.89	3.91	0.89	3.91	489
10.35	6.31	37,120	1.64	3.21	1.64	3.22	489
10.35	6.21	25,409	1.64	3.16	1.64	3.16	489
10.35	7.54	695,181	0.49	4.39	0.49	4.39	489
10.35	6.90	21,827	0.99	3.89	0.99	3.89	489
10.07	3.59	315,441	0.90	5.03	0.90	5.03	437
10.10	2.70	36,131	1.65	4.33	1.65	4.33	437
10.10	2.80	20,176	1.65	4.32	1.65	4.32	437
10.09	3.99	733,996	0.50	5.51	0.50	5.51	437
10.09	3.47	29,761	1.00	5.05	1.00	5.05	437
10.26	14.17	178,885	0.94	5.61	0.94	5.61	315
10.30	13.51	26,848	1.69	4.93	1.69	4.93	315
10.30	13.38	11,998	1.69	4.89	1.69	4.89	315
10.29	14.69	440,836	0.54	6.05	0.54	6.05	315
10.29	14.13	26,667	1.04	5.54	1.04	5.54	315
9.51	6.48	73,846	0.94	6.04	0.97	6.01	272
9.53	5.69	14,002	1.69	5.29	1.72	5.26	272
9.54	5.80	6,107	1.69	5.30	1.72	5.27	272
9.53	6.90	268,465	0.54	6.46	0.57	6.43	272
9.53	6.37	9,445	1.04	5.95	1.07	5.92	272
9.50	(0.68)	65,368	0.94	5.57	0.98	5.53	280
9.52	(1.47)	14,654	1.69	4.83	1.73	4.79	280
9.52	(1.51)	7,443	1.69	4.82	1.73	4.78	280
9.52	(0.37)	216,973	0.54	5.97	0.58	5.93	280
9.71[e]	(0.13)	—	0.79[b]	5.63[b]	0.83[b]	5.59[b]	280
9.52	(0.87)	8,172	1.04	5.50	1.08	5.46	280

Financial Highlights

Selected Data for a Share Outstanding Throughout the Period

	Net asset value, beginning of period	Net investment income[c]	Net realized and unrealized gain	Total from investment operations	From net investment income
		Income from investment operations			**Distributions to shareholders**
FOR THE PERIOD ENDED APRIL 30, (Unaudited)					
2004 - Class A Shares (commenced November 3, 2003)	$10.00	$0.19	$0.04	$0.23	$(0.19)
2004 - Institutional Shares (commenced November 3, 2003)	10.00	0.21	0.05	0.26	(0.21)
2004 - Separate Account Institutional Shares (commenced November 3, 2003)	10.00	0.22	0.04	0.26	(0.22)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

| Net asset value, end of period | Total return[a] | Net assets at end of period (in 000s) | Ratio of net expenses to average net assets[b] | Ratio of net investment income to average net assets[b] | Ratios assuming no expense reductions | | Portfolio turnover rate |
					Ratio of total expenses to average net assets[b]	Ratio of net investment income to average net assets[b]	
$10.04	2.30%	$ 1	0.82%	3.80%	2.11%	2.51%	46%
10.05	2.63	26,461	0.40	4.25	1.71	2.94	46
10.04	2.56	6,301	0.35	4.35	1.66	3.04	46

(This page intentionally left blank)

ITEM 2.   CODE OF ETHICS.

        Not applicable to the semi-annual report for the period ending April 30, 2004.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

        Not applicable to the semi-annual report for the period ending April 30, 2004.

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

        Not applicable to the semi-annual report for the period ended April 30, 2004.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

        Not applicable.

ITEM 6.   SCHEDULE OF INVESTMENTS

        Not applicable to the semi-annual report for the period ended April 30, 2004.

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

        Not applicable.

ITEM 8.   PURCHASES OF EQUITY SECURITIES BY CLOSED-END MANAGEMENT INVESTMENT COMPANY AND AFFILIATED PURCHASERS

        Not applicable.

ITEM 9.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

        There have been no material changes to the procedures by which shareholders may recommend nominees to the registrant's board of trustees.

ITEM 10.   CONTROLS AND PROCEDURES.

    (a)   The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing date of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

    (b)   There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 11.   EXHIBITS.

    (a)(1)   Exhibit 99.CODE   NOT APPLICABLE

    (a)(2)   Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith

           Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

/s/ Kaysie Uniacke
_____

By: Kaysie Uniacke
Chief Executive Officer of
Goldman Sachs Trust

Date: July 7, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Kaysie Uniacke
_____

By: Kaysie Uniacke
Chief Executive Officer of
Goldman Sachs Trust

Date: July 7, 2004

/s/ John M. Perlowski
_____

By: John M. Perlowski
Chief Financial Officer of
Goldman Sachs Trust

Date: July 8, 2004

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P**. and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $400.1 billion in assets under management as of March 31, 2004 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products

- Thoughtful Solutions
- Risk Management

Outstanding Client Service

- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- Asia Growth Fund
- Emerging Markets Equity Fund
- International Growth Opportunities Fund
- Japanese Equity Fund
- European Equity Fund
- International Equity Fund
- CORE[SM] International Equity Fund

Domestic Equity Funds
- Small Cap Value Fund
- CORE[SM] Small Cap Equity Fund
- Mid Cap Value Fund
- Concentrated Growth Fund
- Growth Opportunities Fund
- Research Select Fund[SM]
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE[SM] Large Cap Growth Fund
- CORE[SM] Large Cap Value Fund
- CORE[SM] U.S. Equity Fund

Specialty Funds
- Internet Tollkeeper Fund[SM]
- CORE[SM] Tax-Managed Equity Fund
- Real Estate Securities Fund

Asset Allocation Funds
- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds
- Emerging Markets Debt Fund
- High Yield Fund
- High Yield Municipal Fund
- Global Income Fund
- Investment Grade Credit Fund
- Core Fixed Income Fund
- U.S. Mortgages Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Ultra-Short Duration Government Fund
- Enhanced Income Fund

Money Market Funds[1]

---

[1] An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Funds.

The Goldman Sachs Research Select Fund[SM], Internet Tollkeeper Fund[SM] and CORE[SM] are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.   32 OLD SLIP, 32ND FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
Investment Adviser

Visit our Web site at www.gs.com/funds to obtain the most recent month-end returns.

The reports concerning the Funds included in this shareholder report may contain certain forward-looking statements about the factors that may affect the performance of the Funds in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Funds, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Funds. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request by calling 1-800-526-7384 (for Retail Shareholders) or 1-800-621-2550 (for Institutional Shareholders); and (ii) on the Securities and Exchange Commission Web site at http://www.sec.gov.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Please consider a fund's objectives, risks, and charges and expenses, and read the Prospectus carefully before investing.

The Goldman Sachs Government Income, Goldman Sachs Short Duration Government and Goldman Sachs Ultra-Short Duration Government Funds' net asset values and yields are not guaranteed by the U.S. government or by its agencies, instrumentalities or sponsored enterprises.

The Goldman Sachs Core Fixed Income and Investment Grade Credit Funds' foreign investments may be more volatile than an investment in U.S. securities and are subject to the risks of currency fluctuations and political developments.

The Goldman Sachs Enhanced Income Fund is not a money market fund. Investors in this Fund should understand that the net asset value of the Fund will fluctuate which may result in a loss of a portion of the principal amount invested.

The Goldman Sachs U.S. Mortgages Fund will be subject to prepayment risk, the risk that in a declining interest rate environment the Fund's underlying mortgages may be prepaid, causing the Fund to have to reinvest assets at lower interest rates.

The Fund will be subject to yield and total return fluctuations based on rising and falling interest rates. Longer-term bonds will normally have more price volatility.

Goldman, Sachs & Co. is the distributor of the Goldman Sachs Funds.

TFISAR / 50.8K / 06-04

ITEM 2.   CODE OF ETHICS.

           Not applicable to the semi-annual report for the period ending April 30, 2004.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

           Not applicable to the semi-annual report for the period ending April 30, 2004.

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

           Not applicable to the semi-annual report for the period ended April 30, 2004.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

           Not applicable.

ITEM 6.   SCHEDULE OF INVESTMENTS

           Not applicable to the semi-annual report for the period ended April 30, 2004.

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

           Not applicable.

ITEM 8.   PURCHASES OF EQUITY SECURITIES BY CLOSED-END MANAGEMENT INVESTMENT COMPANY AND AFFILIATED PURCHASERS

           Not applicable.

ITEM 9.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

           There have been no material changes to the procedures by which shareholders may recommend nominees to the registrant's board of trustees.

ITEM 10.   CONTROLS AND PROCEDURES.

      (a)   The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing date of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

      (b)   There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 11.   EXHIBITS.

    (a)(1)   Exhibit 99.CODE   NOT APPLICABLE

    (a)(2)   Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith

             Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

/s/ Kaysie Uniacke
_____

By: Kaysie Uniacke
Chief Executive Officer of
Goldman Sachs Trust

Date: July 7, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Kaysie Uniacke
_____

By: Kaysie Uniacke
Chief Executive Officer of
Goldman Sachs Trust

Date: July 7, 2004

/s/ John M. Perlowski
_____

By: John M. Perlowski
Chief Financial Officer of
Goldman Sachs Trust

Date: July 8, 2004